As filed with the Securities and Exchange Commission on January 8, 2016

Registration No. 333-205883

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM SF-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN HONDA RECEIVABLES LLC

as depositor to the issuing entities described herein

(Exact name of registrant as specified in its charter)

Delaware	80-0695898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor:	333-205883

Central Index Key Number of depositor:	0000890975

Central Index Key Number of sponsor:	0000864270

American Honda Finance Corporation
(Exact name of sponsor as specified in its charter)

20800 Madrona Ave
Torrance, California 90503
(310) 972-2288

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jan Zimmerman
20800 Madrona Ave
Torrance, California 90503
(310) 972-2288

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stuart M. Litwin, Esq.
Mayer Brown LLP
71 S. Wacker Drive
Chicago, IL 60606
(312) 782-0600

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective, as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit	Proposed maximum aggregate offering price		Amount of registration fee(1)
Asset-Backed Notes		(2)	100%		(2)		(2)

(1)	To be calculated in accordance with Rule 457(s) of the Securities Act of 1933, as amended.

(2)	An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be amended. We may not sell these securities until we deliver a final prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 20[●]

Prospectus

Honda Auto Receivables 20[_]-[_] Owner Trust

Issuing Entity

Central Index Key Number: [_____]

American Honda Receivables LLC,

Depositor

Central Index Key Number: 0000890975

American Honda Finance Corporation,

Sponsor, Originator, Servicer and Administrator

Central Index Key Number: 0000864270

$[__] ASSET BACKED NOTES, Series 20[_]-[_]

You should review carefully the factors set forth under “Risk Factors” beginning on page 34 of this prospectus.

The securities are asset backed securities and represent the obligations of the issuing entity only and do not represent the obligations of or interests in the sponsor, the depositor or any of their affiliates. Neither the securities nor the receivables are insured or guaranteed by any government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

•	The trust will issue [__] classes of notes and a class of certificates.
•	The notes are backed by a pledge of the trust’s assets. The trust’s assets include retail installment sale contracts secured by new and used Honda and Acura [automobiles and light-duty trucks].
•	Only the notes described on the following table are being offered by this prospectus.
•	Credit enhancement for the notes consists of excess interest on the receivables, subordination of the certificates [and the class B notes], the reserve fund [,][and] the yield supplement account [and [list any other applicable credit enhancement]].
•	[The issuing entity and [_________] will enter into an interest rate swap agreement to convert the fixed rate interest yield on the receivables owned by the issuing entity to a floating rate consistent with the interest accrued on the Class A-[_] notes.]
	Initial Principal Amount [(1)]	Interest Rate(2) [(4)]	Accrual Method(2)	First Payment Date(3)	Final Scheduled Payment Date	Expected Final Payment Date
Class A-1 Notes	$[_____]	[__]%	Actual/360	[__]	[__]	[__]
Class A-2[a] Notes	$[_____]	[__]%	[__]	[__]	[__]	[__]
[Class A-2b Notes]	$[_____]	[LIBOR + %]	[__]	[__]	[__]	[__]
Class A-3 Notes	$[_____]	[__]%	[__]	[__]	[__]	[__]
Class A-4 Notes	$[_____]	[__]%	[__]	[__]	[__]	[__]
[Class B Notes]	$[_____]	[__]%	[__]	[__]	[__]	[__]

(1) [[A portion of t][T]he class A-[_] notes, the class A-[_] notes and the class B notes [may][will] be initially retained by the depositor or its affiliate.]

(2) Interest generally will accrue on the class A-1 notes [and the class A-[_] notes] from (and including) the previous payment date to (but excluding) the related payment date, and on the class A-[_], class A-[_][,] [and] class A[_] [and class B] notes from (and including) the [__] day of each month to (but excluding) the [__] day of the succeeding month.

(3) Payment dates for the notes will occur on the [__] day of each month, or if such date is not a business day, then on the next business day.

[(4) [The interest rate on the class A-[_] notes, the class A-[_] notes, the class A-[_] notes [and the class B notes] will be a fixed rate.][The interest rate on the class A-[_] notes [and the class A-2b notes] will be adjusted on a monthly basis to [one-month LIBOR] plus the applicable spread.]

The terms of the offering are as follows:

	Initial Public Offering Price(1)	Underwriting Discount	Proceeds to Depositor(2)
Per Class A-1 Note	[__]%	[__]%	[__]%
Per Class A-2[a] Note	[__]%	[__]%	[__]%
[Per Class A-2b Note]	[__]%	[__]%	[__]%
Per Class A-3 Note	[__]%	[__]%	[__]%
Per Class A-4 Note	[__]%	[__]%	[__]%
[Per Class B Note]	[__]%	[__]%	[__]%
Total	$[_____]	$[_____]	$[_____]

(1) Plus accrued interest, if any, from [_____], 20[_].

(2) Before deducting expenses payable by the depositor, estimated to be $[_____]. The offered notes will be delivered in book-entry form only on or about [_____], 20[_].

We will not list the offered notes on any national securities exchange, including the Nasdaq Stock Market.

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Asset-Backed Notes	$[●]	100%	$[●]	$[●]

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Calculated according to Rule 457(s) of the Securities Act of 1933, as amended.

Joint Bookrunners

[_____]	[_____]	[_____]

Co-Managers

[______]	[______]	[______]	[______]

The date of this prospectus is [_______], 20[_].

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STATE TAX CONSIDERATIONS	152

ERISA CONSIDERATIONS	152

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS	154

UNDERWRITING	154

LEGAL OPINIONS	158

GLOSSARY	159

ANNEX A: GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES	A-1

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IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS

We have started this prospectus with an introductory section describing the issuing entity and the notes in abbreviated form, followed by a more complete description of the terms. The introductory section is the Summary of Terms, which gives a brief introduction to the notes to be offered. We also include a section on Risk Factors, which describes briefly some of the risks to investors in the notes.

Cross-references are included in this prospectus which direct you to more detailed descriptions of a particular topic. You can also find references to key topics in the Table of Contents beginning on page 1 in this prospectus. The information set forth in Annex A is deemed to be a part of this prospectus and the registration statement of which this prospectus is a part.

Whenever we use words like “intends,” “anticipates” or “expects” or similar words in this prospectus, we are making a forward-looking statement, or a projection of what we think will happen in the future. Forward-looking statements are inherently subject to a variety of circumstances, many of which are beyond our control and could cause actual results to differ materially from what we anticipate. Any forward-looking statements in this prospectus speak only as of the date of this prospectus. We do not assume any responsibility to update or review any forward-looking statement contained in this prospectus to reflect any change in our expectation about the subject of that forward-looking statement or to reflect any change in events, conditions or circumstances on which we have based any forward-looking statement.

REPORTS TO NOTEHOLDERS

After the notes are issued, unaudited monthly reports containing information concerning the issuing entity, the notes and the receivables will be prepared by American Honda Finance Corporation (“AHFC”), and sent on behalf of the issuing entity to the indenture trustee, who will forward the same to Cede & Co. (“Cede”), as nominee of The Depository Trust Company (“DTC”).

The indenture trustee will also make such reports available to noteholders each month via its Internet website, which is presently located at https://[_______]. Assistance in using this Internet website may be obtained by calling the indenture trustee’s customer service desk at [______]. The indenture trustee will notify the noteholders in writing of any changes in the address or means of access to the Internet website where the reports are accessible.

The reports do not constitute financial statements prepared in accordance with generally accepted accounting principles. AHFC, the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes.

WHERE YOU CAN FIND MORE INFORMATION ABOUT YOUR NOTES

The Issuing Entity

The issuing entity will file with the Securities and Exchange Commission (the “SEC”) all required annual reports on Form 10-K, distribution reports on Form 10-D[, monthly asset level data files and related documents on Form ABS-EE,] and current reports on Form 8-K. Those reports will be filed with the SEC under the name “Honda Auto Receivables Owner Trust 20[_]-[_]” and file number 333-[_____].

The Depositor

The depositor has filed with the SEC a Registration Statement on Form SF-3 that includes this prospectus and certain amendments and exhibits under the Securities Act of 1933, as amended, relating to the offering of the notes described herein. This prospectus does not contain all of the information in the Registration Statement. Copies of the Registration Statement will be provided free of charge upon written request to American Honda Finance Corporation, 20800 Madrona Avenue, Torrance, California 90503. The Registration Statement is available for inspection without charge at the public reference facilities

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maintained at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549 on official business days between the hours of 10 a.m. and 3 p.m. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, registration statements, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Copies of the operative agreements relating to the Securities will also be filed with the SEC on EDGAR under the registration number shown above.

Static Pool Data

We have published charts that reflect the static pool performance data of previous public securitizations of the sponsor on a Form 8-K filed with the SEC, which may be found under CIK 0000890975. All of the information therein is incorporated by reference into, and deemed to be part of, this prospectus and the registration statement to which this prospectus relates. We caution you that this pool of receivables may not perform in a similar manner to the receivables in other trusts.

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SUMMARY OF PARTIES TO THE TRANSACTION*

*	This chart provides only a simplified overview of the relations between the key parties to the transaction. Refer to this prospectus for a further description.

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SUMMARY OF MONTHLY DEPOSITS TO AND
WITHDRAWALS FROM ACCOUNTS*

*	This chart provides only a simplified overview of the monthly flow of funds. Refer to this prospectus for a further description.

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SUMMARY OF MONTHLY DISTRIBUTIONS OF AVAILABLE AMOUNTS

COLLECTION ACCOUNT
1st
SERVICER
(Servicing Fee and
Non-recoverable Servicer Advances)(1)
2nd
TRUSTEES
(Trustee Fees and Expenses, not to exceed $[______] per annum to the extent not previously paid by the administrator)
3rd
ASSET REPRESENTATIONS REVIEWER
(Asset representation reviewer fee [and fees and expenses of an asset representation review], not to exceed $[____] per annum to the extent not previously paid by the administrator)
4th
[SWAP COUNTERPARTY]
[(net swap payments due to the Swap Counterparty, if any)]
5th
[CLASS A] NOTEHOLDERS
[AND SWAP COUNTERPARTY]
([pro rata, based on amounts owed to the [Class A] Noteholders and the Swap Counterparty, to the [Class A] Noteholders,] the [Class A] Noteholders Interest Distributable Amount (pro rata, based on amounts owed to each class of [class A] notes) [and to the Swap Counterparty, Senior Swap Termination Payments, if any])
(Prior to an event of default and acceleration of the notes, first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, third to the class A-3 notes until paid in full[, and] fourth to the class A-4 notes until paid in full [and fifth to the class B notes until paid in full])
6th
NOTEHOLDERS
([Noteholders' Principal Distributable Amount]
[First Allocation of Principal])
7th
[CLASS B NOTEHOLDERS]
[(Class B Noteholders Interest Distributable Amount)]
8th
[NOTEHOLDERS]
[(Second Allocation of Principal)]
9th
Noteholders' Principal Distributable Amount
10th
CERTIFICATEHOLDERS
(Certificateholders' Interest Distributable Amount)
11th
CERTIFICATEHOLDERS
(after the class A-1 notes, class A-2, class A-3 [and] class A-4 [and class B] notes have been paid in full, the Certificateholders' Principal Distributable Amount)
12th
RESERVE FUND
(amount, if any, necessary to achieve the Specified Reserve Fund Balance)
13th
[SWAP COUNTERPARTY]
[(Subordinate Swap Termination Payments, if any)]
14th
TRUSTEES
(any remaining Trustee Fees and Expenses not paid at priority 2nd above)
15th
ASSET REPRESENTATIONS REVIEWER
(any remaining monthly asset representation reviewer fee [and fees and expenses of an asset representation review] not paid at priority 3rd above)
16th
DEPOSITOR
(any remaining amounts)

(1) For a description of non-recoverable servicer advances, see "*Description of the Transfer and Servicing Agreements—Advances*" in this prospectus.

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SUMMARY OF TERMS

The following summary contains a brief description of the notes. You will find a detailed description of the terms of the offering of the notes following this summary. You should carefully read this entire document to understand all of the terms of the offering of the notes.

RELEVANT PARTIES

Issuing Entity	Honda Auto Receivables 20[_]-[_] Owner Trust, which we refer to as the issuing entity or the trust. The issuing entity will be formed by a trust agreement between the depositor[, [_____], as Delaware trustee] and [_____], as trustee of the issuing entity.

Depositor	American Honda Receivables LLC, a wholly owned, limited purpose subsidiary of American Honda Finance Corporation. The depositor’s address and phone number is: 20800 Madrona Avenue, Torrance, California 90503; (310) 972-2511.

Sponsor, Originator, Servicer and Administrator	American Honda Finance Corporation, a wholly owned subsidiary of American Honda Motor Co., Inc. American Honda Motor Co., Inc. is the exclusive distributor of Honda and Acura automobiles (including light duty trucks), Honda motorcycles and Honda and Acura parts and accessories, and is the primary authorized distributor of Honda power equipment, in the United States. American Honda Motor Co., Inc. is a wholly owned subsidiary of Honda Motor Co., Ltd., a corporation organized under the laws of Japan. The sponsor’s address and phone number is: 20800 Madrona Avenue, Torrance, California 90503; (310) 972-2288.

Owner Trustee	[_____] or the “owner trustee.”

[Delaware Trustee]	[[_____] or the “Delaware trustee”.]

Indenture Trustee	[_____] or the “indenture trustee.”

[[Swap][Cap] Counterparty]	[[_____] or the “[swap][cap] counterparty.” The [swap][cap] counterparty is a [____] and is involved in the business of [____]. The [swap][cap] counterparty under the interest rate [swap][cap] agreement provides protection against losses due to interest rate fluctuations.]

Asset Representations Reviewer	[_____] or the “asset representations reviewer.”

RELEVANT AGREEMENTS

Indenture	The indenture is between the issuing entity and the indenture trustee. The indenture provides for the terms relating to the notes.

Trust Agreement	The trust agreement is among the depositor[, the Delaware trustee] and the owner trustee. The trust agreement governs

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the creation of the trust and provides for the terms relating to the certificates.

Sale and Servicing Agreement	The sale and servicing agreement is among the trust, the servicer and the depositor. The sale and servicing agreement governs the transfer of the receivables by the depositor to the trust and the servicing of the receivables by the servicer.

Administration Agreement	The administration agreement is among the trust, the administrator, the depositor and the indenture trustee. The administration agreement governs the provision of reports by the administrator and the performance by the administrator of other administrative duties for the trust.

Receivables Purchase Agreement	The receivables purchase agreement is between the originator and the depositor. The receivables purchase agreement governs the sale of the receivables by the originator to the depositor.

Control Agreement	The control agreement is among the servicer, the depositor, the issuing entity, the indenture trustee and the entity acting as securities intermediary. The control agreement provides for the perfection of the security interest of the indenture trustee in all amounts on deposit in the reserve fund, yield supplement and collection accounts and related assets.

[Swap Agreement]	[The swap agreement is between the trust and [_________], as swap counterparty. Under the swap agreement, on each payment date the trust is obligated to pay to the swap counterparty amounts equal to interest accrued on a notional amount equal to the outstanding principal balance of each of the class A-[_] notes and class A-[_] notes at a fixed swap rate of [____]% and [____]%, respectively, and the swap counterparty is obligated to pay to the trust interest accrued on each of the class A-[_] notes and class A-[_] notes at the applicable floating rate specified on the cover of this prospectus. Payments (including payment of any termination payment) due under the swap agreement will be made on a net basis between the trust and the swap counterparty.]

RELEVANT DATES

Closing Date	Expected to be [____], 20[_].

Cutoff Date	The cutoff date for the receivables sold to the issuing entity on the closing date is [____], 20[_].

Collection Period	The period commencing on the first day of the applicable month (or in the case of the first collection period, the cutoff date) and ending on the last day of the applicable month.

[Prefunding Period]	[On the closing date, $[_____] received from the sale of the notes, which represents approximately [__]% of the asset

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pool, will be deposited into a segregated prefunding account. From the closing date and on or prior to [_______], referred to herein as the prefunding period, the trust will have the ability to purchase additional receivables from the depositor to the extent there are sufficient funds on deposit in the prefunding account and to the extent such additional receivables satisfy certain requirements, as described in this prospectus. To the extent sums on deposit in the prefunding account are not utilized to purchase additional receivables prior to the end of the prefunding period, such amounts will be transferred to the collection account and will become part of available amounts on the next payment date.]

[Insert any additional limitations on the ability of the issuing entity to acquire additional receivables and the requirements for such additional receivables in accordance with Item 1103(a)(5) and Item 1111(g) of Regulation AB.]

[We refer you to “The Notes—Prefunding Period” in this prospectus for more information.]

[Revolving Period]

[From the closing date and on or prior to [_______], approximately [__]% of the principal collected on the receivables, which represents approximately [__]% of the asset pool, may be applied by the trustee to the acquisition of subsequent receivables, rather than used to distribute payments of principal to securityholders during that period. These securities will possess an interest only period or limited amortization period, referred to herein as a revolving period. Such purchased receivables must satisfy certain requirements, as described in this prospectus.]

[Insert any additional limitations on the ability of the issuing entity to acquire additional receivables and the requirements for such additional receivables in accordance with Item 1103(a)(5) and Item 1111(g) of Regulation AB.]

[We refer you to “The Notes—Revolving Period” in this prospectus for more information.]

Payment Dates	The trust will pay interest on and principal of the securities on the [_] day of each month with amounts received from collections on the receivables during the immediately preceding collection period[, less amounts, if any, due to the swap counterparty under the interest rate swap agreement,] and other amounts available for such purpose in the applicable trust accounts. If the [_] day of the month is not a business day, payments on the securities will be made on the next business day. The date that any payment is made is called a payment date. The first payment date is [____], 20[_].

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Final Scheduled Payment Dates	The final principal payment for each class of notes is scheduled to be made on the applicable final scheduled payment date specified on the front cover of this prospectus.

Expected Final Payment Dates	The final principal payment for each class of notes is expected to be made on the applicable expected final payment date specified on the front cover of this prospectus. However, due to a variety of factors described herein, there can be no assurance that your class of notes will be paid in full on an earlier or on a later payment date.

We refer you to “Risk Factors” in this prospectus for discussions of certain of these factors.

DESCRIPTION OF THE RECEIVABLES; ISSUING ENTITY PROPERTY

The Issuing Entity’s Property	The property of the issuing entity:
• will primarily be a pool of receivables secured by new and used automobiles and amounts due or collected under the receivables on or after the cutoff date; and

• will include assets related to the receivables including:

• security interests in the automobiles and any related property;

• proceeds from claims on related insurance policies;

• proceeds from payments collected by AHFC from dealers obligated to repurchase receivables from AHFC which do not meet specified representations made by the dealers;

• the rights of the depositor in the transaction agreements;

• amounts deposited in specified bank accounts;

• proceeds from the realization upon any property, including liquidation proceeds;

• [rights under any credit enhancement agreement]; and

• all proceeds of the foregoing.

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Receivables

Purchasers of Honda and Acura automobiles and light duty trucks often finance their purchases by entering into retail installment sale contracts with Honda and Acura dealers who then resell the contracts to American Honda Finance Corporation. These contracts are referred to as receivables, and the underlying automobiles (including light duty trucks) are referred to as the financed vehicles. The purchasers of the financed vehicles are referred to as the obligors. The terms of the contracts must meet specified American Honda Finance Corporation requirements.

The trust’s main source of funds for making payments on the notes will be collections on its receivables.

The aggregate principal balance of the receivables in the pool on the cutoff date was $[____]. As of the cutoff date, the receivables in the pool had the following characteristics:

Number of receivables	[__]
Average principal balance	$[__]
Range of principal balances	$[__] to $[__]
Weighted average annual percentage rate(1)	[_]%
Range of annual percentage rates	[_]% to [_]%
Weighted average original term to maturity(1)	[_] months
Range of original terms to maturity	[_] months to [_] months
Weighted average remaining term to maturity(1)	[_] months
Range of remaining terms to maturity	[_] months to [_] months
Percentage of aggregate principal balance of receivables for new/used vehicles	[_]% / [_]%
Range of FICO scores(2)(3)	[_] to [_]
Non-Zero weighted average FICO score(1)(2)(3)	[_]
Geographic Concentration
[__]	[_]%
[__]	[_]%
[__]	[_]%
[__]	[_]%
[__]	[_]%

(1) Weighted by pool balance as of the cutoff date.

(2) Non-zero weighted average FICO score and the range of FICO scores are calculated excluding accounts for which we do not have a FICO score.

(3) FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

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We refer you to “The Receivables” in this prospectus for more information on the receivables.

Removal of Pool Assets	Breaches of Representations and Warranties. Upon sale of the receivables to the depositor, the originator will represent and warrant, among other things, that:

• at the time it was originated, each receivable complied in all material respects with all requirements of law in effect at the time;

• at the time of origination of each receivable, the related obligor on each receivable is required to maintain all required insurance covering the related financed vehicle;

• as of the closing date, each of the related receivables is or will be secured by a first priority perfected security interest in favor of the originator in the related financed vehicle;

• as of the cutoff date, no receivable was more than 30 days contractually past due;

• no receivable shall have been satisfied, subordinated or rescinded, nor shall any financed vehicle have been released in whole or in part from the lien granted by the related receivable on the cutoff date.; and

• each receivable is on a form contract that includes the legal and binding payment obligation in writing of the related obligor, enforceable by the holder thereof, except as enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws affecting the enforcement of creditors’ rights and by general principles of equity, consumer protection laws and the Servicemembers Civil Relief Act.

The originator is required to repurchase from the trust any receivable for which a representation or warranty has been breached.

We refer you to “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus.

Breach of Servicer Covenants. The servicer will be required to purchase any receivable: that the servicer

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permitted to be modified in a manner that could be materially adverse to the trust; for which the servicer extended the term beyond the final scheduled maturity date for the latest maturing class of notes; with respect to which all or part of the trust’s lien has been released; or in which the trust’s rights have been impaired.

[Exceptions to Underwriting Criteria]	[Insert information on the nature of any exceptions made to the underwriting criteria, if any, and provide data regarding the number of such receivables that represent an exception to the underwriting criteria in the asset pool.]

Receivable Representations and Warranties	AHFC will make certain representations and warranties regarding the characteristics of the receivables as of the cut-off date. Breach of these representations may, subject to certain conditions, result in AHFC being obligated to repurchase the related receivable. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties.” This repurchase obligation will constitute the sole remedy available to the noteholders or the issuing entity for any uncured breach by AHFC of those representations and warranties.

If the issuing entity, the depositor or the indenture trustee (at the direction of any noteholder or beneficial owner of the notes (either, an “investor”)) requests that the sponsor repurchase any receivable due to a breach of representation or warranty as described above, and the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of the requesting party within 180 days of the receipt of notice of the request by the sponsor, the requesting party will have the right to refer the matter, at its discretion, to either mediation or third-party arbitration. The terms of the mediation or arbitration, as applicable, are described under “Description of the Transfer and Servicing Agreements— Sale and Assignment of Receivables; Representations and Warranties” and “—Dispute Resolution” in this prospectus.

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Review of Asset Representations	As more fully described in “Description of the Transfer and Servicing Agreements —Asset Representations Review” in this prospectus, if the aggregate amount of delinquent receivables exceeds certain thresholds then, subject to certain conditions, investors in the aggregate representing at least a majority of the outstanding principal amount of the notes of the voting investors, may direct the asset representations reviewer to perform a review of the delinquent receivables for compliance with the representations and warranties made by AHFC. See “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

DESCRIPTION OF THE SECURITIES

Securities Offered

The notes consist of the series 20[__]-[__] class A-1 notes, class A-2[a] notes, [class A-2b notes,] class A-3 notes [,][and] class A-4 notes [and class B notes], as described on the cover page.

[The class A-2a notes and the class A-2b notes are referred to in this prospectus collectively as the “class A-2 notes.” If issued, the class A-2b notes will be floating rate notes. All other classes of offered notes will be fixed rate notes. The allocation of the principal balance between the class A-2a notes and the class A-2b notes will be determined on the day of pricing of the notes offered hereunder. The principal balance of the class A-2 notes may be allocated entirely to the class A-2a notes or the class A-2b notes, with no principal balance allocated to the class A-2b notes or class A-2a notes, respectively, in which case no class A-2b notes or class A-2a notes, respectively would be issued.]

[See “The Notes—Payments of Principal” in this prospectus for more information on the allocation of the principal balance between the class A-2a notes and the class A-2b notes.]

Securities Not Offered

[The depositor or an affiliate thereof will retain the class [_] notes on the closing date.]

The trust will also issue $[__] initial principal amount of certificates.

The certificates will represent fractional undivided interests in the issuing entity. Payments of interest on and principal of the certificates are subordinated to the payments of interest on and principal of the notes as described herein.

The certificates are not being offered by this prospectus and initially will be retained by the depositor. Any information in this prospectus regarding the certificates is intended only to

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give you a better understanding of the notes.

Terms of the Notes	In general, noteholders are entitled to receive payments of interest and principal from the trust only to the extent that collections from trust assets and funds resulting from credit enhancements are sufficient to make those payments. Interest and principal collections from trust assets will be divided among the various classes of securities in specified proportions. The trust will pay interest and principal to noteholders of record as of the preceding record date.

Interest:

The class A-[__] notes, class A-[_] notes, class A-[__] notes and class B notes will accrue interest at a fixed rate. The [class A-2b notes and] class A-[__] notes will accrue interest at a floating rate. The interest rate for each class of notes is set forth on the front cover of this prospectus.

The class A-[_] notes [and the class A-2b notes] will accrue interest on an actual/360 basis from (and including) the previous payment date to (but excluding) the related payment date, except that the first interest accrual period will be from (and including) the closing date to (but excluding) [____], 20[_]. This means that the interest due on each payment date will be the product of:

• the outstanding principal balance of the related class of notes,

• the applicable interest rate, and

• the actual number of days since the previous payment date (or, in the case of the first payment date, since the closing date) divided by 360.

[For the initial accrual period for the class A-[__] notes [and class A-2b notes], one-month LIBOR will be determined by the administrator as of the second LIBOR business day prior to the closing date, as described under the heading “Certain Information Regarding the Securities—Floating Rate Securities” in this prospectus.]

The class A-[_] notes, class A-[_] notes, class A-[_] notes [and class B notes] will accrue interest on a 30/360 basis from (and including) the [_] day of each calendar month to (but excluding) the [_] day of the succeeding calendar month, except that the first interest accrual period will be from (and including) the closing date to (but excluding) [_____], 20[_]. This means that the interest due on each payment date will be the product of:

• the outstanding principal balance of the related class of notes,

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• the applicable interest rate, and

• 30 (or, in the case of the first payment date, [_]) divided by 360.

Each class of class A notes will be entitled to interest at the same level of priority with all other classes of notes [together with certain swap termination payments owed to the swap counterparty]. [Interest payments on the class B notes will be subordinated to interest payments and, in specified circumstances, principal payments of the Class A notes.] If noteholders of any class do not receive all interest owed to them on a payment date, the trust will make payments of interest on later payment dates to make up the shortfall together with interest on those amounts, to the extent funds from specified sources are available to cover the shortfall.

Principal:

Amounts allocated to the notes: Principal of the notes will be payable generally in an amount equal to the noteholders’ percentage of the sum of the following amounts referred to as the principal distributable amount:

1. principal collections on the receivables during the prior calendar month;

2. any prepayments (full or partial) on the receivables allocable to principal received during the prior calendar month;

3. the principal balance of each receivable which the depositor or the originator repurchased during the prior calendar month; and

4. the principal balance of receivables that became defaulted receivables during the prior calendar month.

The noteholders’ percentage of the principal distributable amount, plus any unpaid amounts from prior payment dates, is referred to as the noteholders’ principal distributable amount. The certificateholders’ percentage of the principal distributable amount, plus any unpaid amounts from prior payments dates, is referred to as the certificateholders’ principal distributable amount. The sum of the noteholders’ principal distributable amount and the certificateholders’ principal distributable amount shall equal the principal distributable amount.

Principal payments on the notes as described above will be made from all available amounts after the servicing fee, non-recoverable advances, [net swap payments due to the swap counterparty, senior termination payments due to the swap counterparty] and other trust and asset representations

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reviewer fees, expenses and indemnities to the extent not previously paid by AHFC (which, with respect to (i) trust fees, expenses and indemnities, shall not exceed $[___] per annum and (ii) asset representations reviewer fees, expenses and indemnities, shall not exceed $[___] per annum, in each case, as long as any of the notes are outstanding and no event of default has occurred) have been paid and after payment of interest on the notes.

We refer you above to “Summary of Monthly Distributions of Available Amounts” for a schematic diagram of the distribution of available amounts.

The noteholders’ percentage of the principal distributable amount will equal 100% until the aggregate principal amount of the notes has been paid in full. After the aggregate principal amount of the notes has been paid in full, the noteholders’ percentage will be zero.

Order of payment among classes: Generally, no principal payments will be made (1) on the class A-2 notes until the class A-1 notes have been paid in full; (2) on the class A-3 notes until the class A-1 and class A-2 notes have been paid in full; [and] (3) on the class A-4 notes until the class A-1, class A-2 and class A-3 notes have been paid in full[; and (4) on the class B notes until the class A-1, class A-2, class A-3 and class A-4 notes have been paid in full].

[Principal payments made to the class A-2 notes will be made pro rata among the class A-2a notes and the class A-2b notes, until the amount thereof is reduced to zero.]

Changes in payment priority upon acceleration of notes: Upon the acceleration of the notes following an event of default under the indenture, principal payments will be made first to the holders of the class A-1 notes until they have been paid in full. After the class A-1 notes have been paid in full, principal payments will be made to the class A-2, class A-3 and class A-4 notes on a pro rata basis based on the outstanding principal balance of those classes of notes until they have been paid in full[; provided that, payments on the class A-2 notes will be made pro rata among the class A-2a and class A-2b notes]. [After interest on and principal of all of the class A notes are paid in full, interest and principal payments will be made to noteholders of the class B notes.] After all classes of notes have been paid in full, principal payments will be made on the certificates until the certificates have been paid in full. In general, events of default are limited to events occurring in connection with:

• a default for five days or more in the payment of any interest on any of the notes [of the controlling class] when the same becomes due and payable;

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• a default in the payment of the principal of or any installment of the principal of any of the notes when the same becomes due and payable on the maturity date thereof;

• a default in the observance or performance of any covenant or agreement by the issuer made in the related indenture and the continuation of the default beyond the 30 day grace period;

• any representation or warranty by the issuer is incorrect in a material respect as of the time made, which breach is not cured within the 30 day grace period; and

• events of bankruptcy, insolvency, receivership or liquidation of the trust.

provided, however, that a delay in or failure of performance referred to in the first four bullet points above will not constitute an event of default for a period of 30 days after the applicable cure period under the indenture if that delay or failure was caused by force majeure or other similar occurrence.

We refer you to “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus for a more detailed discussion of events of default.

Upon an event of default, the holders of a majority of the aggregate outstanding amount of the notes [of the controlling class] may accelerate the notes at which point the notes will become immediately due and payable. Also, upon an event of default, the indenture trustee may liquidate or sell the assets of the trust provided that:

• the proceeds of the sale or liquidation of the trust assets would be sufficient to repay all noteholders and certificateholders in full [and to repay amounts owed to the swap counterparty]; or

• holders of 100% of the aggregate outstanding amount of notes[of the controlling class] [and the swap counterparty] consent to such sale or liquidation; or

• the indenture trustee has determined that the assets of the trust will be insufficient to continue to make all required payments of principal of and interest on the notes and certificates when due and payable [and to pay amounts due to the swap counterparty,] and holders of 100% of the aggregate outstanding amount of notes [of the controlling class] [and

21

the swap counterparty] consent to such sale or liquidation.

Final scheduled payment dates: The trust must pay the outstanding principal balance of each class of notes by its final scheduled payment date as specified on the cover page of this prospectus. We expect, but cannot assure you, that each class of notes will be paid in full on a payment date that will occur approximately on the expected final payment date shown on the cover page of this prospectus.

We refer you to “The Notes—Payments of Principal” in this prospectus for more detailed information regarding payments of principal of the notes.

Minimum Denominations, Registration, Clearance and Settlement	The notes of each class shall be issued in U.S. Dollars in minimum denominations of $[__] and integral multiples of $[__] in excess thereof. The offered notes will be issued in book-entry form and will be registered in the name of Cede & Co., as the nominee of The Depository Trust Company, the clearing agency.

Optional Redemption	The servicer may cause the trust to redeem any outstanding securities by means of a purchase of all remaining receivables when the outstanding aggregate principal balance of the receivables declines to [_]% or less of the initial aggregate principal balance of the receivables as of the cutoff date.

We refer you to “Description of the Transfer and Servicing Agreements—Termination; Optional Redemption” in this prospectus for more detailed information.

[Auction]	[If the servicer fails to purchase any remaining receivables on the first permitted date for such optional purchase, the trustee may offer for sale by means of an auction all such remaining receivables; provided that no such auction shall be permitted unless the proceeds of any such auction are sufficient to pay interest on and principal of any notes outstanding on the date of such auction.]

[We refer you to “Description of the Transfer and Servicing Agreements—Termination; Optional Redemption” in this prospectus for more detailed information on a trustee’s auction of receivables.]

Credit and Cash Flow Enhancement	Credit enhancement is intended to protect you against losses and delays in payments on your securities by absorbing losses on the receivables and other shortfalls in cash flows. The available credit enhancement is limited. The amount of principal required to be paid to noteholders under the indenture will generally be limited to amounts available to be deposited in the collection account, including available credit enhancement. However, the failure to pay any principal of any class of notes generally will not result in the occurrence of an

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event of default until the final scheduled payment date for that class of notes.

The credit enhancement for the notes will include:

• excess interest on the receivables;

• subordination of the certificates [and, in the case of the class A notes, subordination of the class B notes];

• the reserve fund;

• [over-collateralization];

• [a letter of credit];

• [the cash collateral account];

• [ a [credit][liquidity] facility];

• [surety bonds];

• [guaranteed investment contracts]; and

• [cash deposits].

In addition, the issuing entities will include the following features designed to ensure the timely payment of amounts owed to securityholders:

• [yield supplement agreements][yield supplement account];

• [liquidity facilities];

• [interest rate cap agreement][interest rate swap agreement]; or

• [cash deposits].

Excess Interest:

The depositor is entitled to receive payments of interest collected on the receivables which are not used by the trust to make other required payments. Any excess interest released from the collection account to the depositor will no longer be available to securityholders on any later payment date. The depositor’s right to receive this excess interest is subordinated to the payment of servicing fees[, amounts due to the swap counterparty] and other trust and asset representations reviewer fees, expenses and indemnities to the extent not previously paid by AHFC (which, with

23

respect to (i) trust fees, expenses and indemnities, shall not exceed $[___] per annum and (ii) asset representations reviewer fees, expenses and indemnities, shall not exceed $[___] per annum, in each case, as long as any of the notes are outstanding and no event of default has occurred), the payment of non-recoverable advances, the payment of interest on and principal of the notes, the payment of principal of and interest, if any, on the certificates and the funding of the reserve fund. To the extent there are losses on the receivables, excess interest (to the extent available) will be used to offset these losses on the related payment date prior to any amounts being withdrawn from the reserve fund.

Certificates:

The certificates have an initial principal balance of $[___] and represent approximately [_]% of the initial principal balance of all the notes and the certificates.

The certificates will be subordinated in priority of payment to all classes of notes. The certificates will not receive any interest or principal distributions on any payment date until all of the principal and interest owing on the notes on that payment date have been paid in full.

[Class B Notes:]

[As long as the class A notes remain outstanding, payments of interest on any payment date on the class B notes will be subordinated to payments of interest on the class A notes and certain other payments on that payment date (including principal payments of the class A notes in specified circumstances), and payments of principal of the class B notes will be subordinated to all payments of principal of and interest on the class A notes and certain other payments on that payment date. If the notes have been accelerated after an event of default under the indenture, all payments on the class B notes will be subordinated to all payments on the class A notes until the class A notes are paid in full.]

Reserve Fund:

On each payment date, the trust will use funds in the reserve fund to cover shortfalls in payments of interest and principal required to be paid on the notes and the certificates.

On the closing date, the depositor will cause to be deposited $[____] into the reserve fund, which is [_]% of the initial aggregate principal balance of the receivables as of the cutoff date. On each payment date, after making required payments to the servicer, to the trustees, [to the swap counterparty,] to the noteholders and to the

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certificateholders, the trust will make a deposit into the reserve fund to the extent necessary to maintain the amount on deposit in the reserve fund at a specified balance.

For more detailed information about the reserve fund, we refer you to “Credit Enhancement—Reserve Fund” in this prospectus and the definition of “Specified Reserve Fund Balance” contained in the Glossary to this prospectus.

[Yield Supplement Overcollateralization]:

[[In lieu of][In addition to] a yield supplement account, [__]% of pool overcollaterlization will be created on the closing date to provide credit enhancement to compensate for low APRs on certain of the receivables. For a schedule providing for the planned amortization of this required overcollateralization and the formula upon which such schedule was calculated, see “Credit Enhancement—Yield Supplement Overcollateralization” in this prospectus.]

[Letter Of Credit]:

[The issuing entity will obtain a letter of credit to serve as an additional source of funds to pay [principal of][interest on] the class A-[_]) notes.] [Additional information to be provided as material.]

[Cash Collateral Account]:

[The issuing entity will obtain a cash collateral account to serve as an additional source of funds to pay [principal of][interest on] the class A-[_]) notes.] [Additional information to be provided as material.]

[[Credit][Liquidity] Facility]:

[The issuing entity has entered into supplemental [credit enhancement agreements][liquidity agreements] for the class A-[_] notes as a source of funds to pay [principal of][interest on] such class of notes. See “Credit Enhancement—Supplemental Credit Enhancement Agreements and Supplemental Liquidity Agreements.”]

[Add name, organizational form and general character of the business of any supplemental credit enhancement or liquidity provider to the extent required. Describe the operation and material terms of any supplemental credit enhancement or liquidity agreement, including amount and timing of payments. Describe material provisions regarding the substitution of the supplemental credit enhancement or liquidity provider.] [Disclose other information regarding the supplemental credit enhancement provider as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any

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other material transaction party.]

[Surety Bonds]:

[The trust will enter into agreements with an insurer such that the insurer will guarantee payments of [principal][interest] on the securities. If, on [___], the amount on deposit in the collection account after giving effect to all amounts deposited to or payable from [the payahead account][the prefunding account][the capitalized interest agreement] with respect to the related payment date, is less than the sum of the servicing fee, and amounts due to securityholders on the related payment date, the trustee by delivering a notice to the insurer shall demand payment under the surety bond in an amount equal to the deficiency. [Set forth all other information (including financial information pertaining to the insurer, to the extent required) as set forth in Regulation AB Items 1114(a) and (b).]
For additional information regarding the surety bond, see “Credit Enhancement—Surety Bonds” in this prospectus.]

[Guaranteed Investment Contracts]:

[The issuing entity will enter into a guaranteed investment contract to serve as an additional source of funds to pay [principal of][interest on] the class A-[_]) notes.] [Additional information to be provided as material.]

[Cash Deposits]:

[The issuing entity will use certain cash deposits as an additional source of funds to pay [principal of][interest on] the class A-[_]) notes.] [Additional information to be provided as material.]

Yield Supplement Account:

On the closing date, the depositor will cause to be deposited $[_____] into the yield supplement account. Neither the depositor nor the servicer will make any additional deposits to the yield supplement account after the closing date.

On or before each payment date, the indenture trustee will withdraw from funds on deposit in the yield supplement account and deposit in the collection account the aggregate amount by which (1) one month’s interest on the principal balance of each discount receivable (other than a discount receivable that is a defaulted receivable) at a rate equal to [__]% exceeds (2) one month’s interest on the principal balance of each such discount receivable at the annual percentage rate of that receivable. In addition, the indenture trustee will withdraw from the yield supplement account and deposit in the collection account amounts on deposit in the yield supplement account in excess of the amount

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required to be on deposit therein. Discount receivables are those receivables that have interest rates which are less than [__]%.

For detailed information about the yield supplement account, we refer you to “Credit Enhancement—Yield Supplement Account” in this prospectus.

[Interest Rate Swap Agreement]:

[Because the interest rate on the class A-[_] notes and class A-[_] notes will be floating while the receivables are fixed rate obligations, the trust will enter into an interest rate swap agreement with [___________], as the swap counterparty, to mitigate the risk associated with an increase in the floating interest rates of the class A-[_] notes and class A-[_] notes. Under the interest rate swap agreement, on each payment date, the trust will be obligated to pay to the swap counterparty an amount equal to interest accrued on a notional amount equal to the outstanding principal balance of each of the class A-[_] notes and class A-[_] notes multiplied by a fixed rate of interest equal to [____]% per annum and [____]% per annum, respectively, and the swap counterparty will be obligated to pay to the trust interest accrued on the outstanding principal balance of each of the class A-[_] notes and class A-[_] notes at their respective floating rate of interest set forth on the cover page of this prospectus. Payments will be made on a net basis between the trust and the swap counterparty.]

[If the swap counterparty’s long-term or short-term ratings cease to be at the levels required by the applicable Rating Agencies, the swap counterparty will be obligated to post collateral or establish other arrangements satisfactory to those rating agencies to secure its obligations under the interest rate swap agreement, arrange for an eligible substitute swap counterparty satisfactory to the trust or perform a combination of the aforementioned actions.]

[Certain events that would cause termination of the swap agreement would also cause the trust to be obligated to make a swap termination payment to the swap counterparty (the amount of which the trust cannot estimate at the date of this prospectus, but which may be significant). Certain of these swap termination payments owed to the swap counterparty could reduce the amounts available to be paid to all noteholders following a swap termination. In this event, holders of the notes may suffer a loss. For additional information about the swap agreement, we refer you to ‘‘The Swap Agreement’’ in this prospectus.]

[Any amounts received under the interest rate swap agreement will be a source for interest payments on the class A-[_] notes and class A-[_] notes.]

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[Insert any additional information on the interest rate swap agreement in accordance with Item 1103(a)(3)(ix), Item 1114 and Item 1115 of Regulation AB, as applicable.]

[Interest Rate Cap Agreement]

[On the closing date, for each class of the floating rate notes, if any, the issuing entity will enter into a corresponding transaction pursuant to an interest rate cap agreement with the cap provider to hedge the floating interest rate on each class of those notes. If LIBOR related to any payment date exceeds the cap rate of [●]%, the cap provider will pay to the issuing entity an amount equal to the product of

1. LIBOR for the related payment date minus the cap rate of [●]%;

2. the notional amount on the cap, which will be equal to the total outstanding principal amount on each class of the floating rate notes, if any, on the first day of the interest period related to such payment date; and

3. a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

[The obligations of the cap provider under the interest rate cap agreement(s) initially will be unsecured.]

[If the cap provider’s long-term senior unsecured debt ceases to be rated at a level acceptable to the hired rating agencies, the cap provider will be obligated to post collateral or establish other arrangements satisfactory to the hired rating agencies to secure its obligations under the interest rate cap agreement(s), if any, or arrange for an eligible substitute cap provider satisfactory to the issuing entity.]

Any amounts received under any interest rate cap agreement will be a source for interest payments on the floating rate notes, if any. [The issuing entity should not be required to make any payments to the cap provider under the interest rate cap agreement(s) other than an upfront payment.]

The issuing entity’s rights under the interest rate cap agreement are pledged under the indenture.

For a more detailed description of the interest rate cap agreement(s) and the cap counterparty, see “Interest Rate

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Cap agreement” and “The Cap Provider” in this prospectus.]

Servicing Fee	As compensation for its roles as servicer and administrator, American Honda Finance Corporation will be entitled to a monthly servicing fee (which includes the annual administration fee) payable on each payment date, equal to the product of the aggregate principal balance of the receivables as of the first day of the related collection period multiplied by a servicing fee rate equal to [_]% per annum. In addition, as additional servicing compensation, the servicer will be entitled to retain all investment earnings on amounts on deposit in the trust accounts, and other fees, expenses and charges received from obligors on the receivables. The servicing fee will be payable on each payment date prior to any other distributions.

For more detailed information about additional servicing compensation, we refer you to “Description of the Transfer and Servicing Agreements—Servicing Compensation” in this prospectus.

Advances	Under certain circumstances, the servicer may advance amounts to the trust for shortfalls in scheduled payments of interest on the receivables received from obligors, in an amount equal to (1) the product of the principal balance of each receivable as of the first day of the related collection period and one-twelfth of its APR, minus (2) the amount of interest actually received from the obligor, if less. To the extent the servicer determines that any such advance has become non-recoverable, it will be paid to the servicer on the related payment date at the same level of payment priority as the applicable servicing fee due on such payment date and prior to all other distributions to be made on such payment date.

We refer you to “Description of the Transfer and Servicing Agreements—Advances” in this prospectus for more detailed information on advances and reimbursement of advances.

Trustee Fees and Expenses	Each trustee will be entitled to a fee (and will be entitled to be reimbursed for all costs, expenses and indemnities incurred (including its counsel’s fees and expenses)) in connection with the performance of its respective duties.

• The indenture trustee will be entitled to an annual fee equal to $[___].

• The owner trustee will be entitled to an annual fee equal to $[__].

• [The Delaware trustee will be entitled to an annual fee equal to $[__].]

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Such trustee fees (and associated costs, expenses and indemnities) will be paid directly by the administrator. To the extent not paid by the administrator, such trustee fees, expenses and indemnities are payable by the trust on each payment date after the servicing fees are paid on that date and prior to any distributions to noteholders; provided that, such trustee fees, expenses and indemnities so paid shall not exceed an aggregate amount per annum equal to $[___] while any notes remain outstanding, so long as an event of default has not occurred. Any additional amounts owed to the trustees will be payable only after all amounts owed to noteholders have been distributed on the related payment date.

Asset Representations Reviewer Fees	The asset representations reviewer will be entitled to [a monthly fee][an upfront fee] equal to $[___] and will be entitled to be reimbursed for all costs and expenses incurred in connection with the performance of an asset representation review.

[Such asset representations reviewer fees, costs and expenses will be paid directly by the administrator. To the extent not paid by the administrator, s][S]uch fees, costs and expenses are payable by the trust on [each][the first] payment date after the servicing fees and trustee fees and expenses are paid on that date and prior to any distributions to noteholders; provided that, such asset representations reviewer fees, costs and expenses so paid shall not exceed an aggregate amount per annum equal to $[___] while any notes remain outstanding, so long as an event of default has not occurred. Any additional amounts owed to the asset representations reviewer will be payable only after all amounts owed to noteholders and the trustees have been distributed on the related payment date.

Tax Status	Subject to important considerations described in this prospectus, Mayer Brown LLP, tax counsel to the trust, will deliver its opinion that:

• the notes (other than notes beneficially owned by the trust or a person treated as the same person as the trust for U.S. federal income tax purposes) will be characterized as debt for federal income tax purposes; and

• the trust will not be characterized as an association (or a publicly traded partnership) taxable as a corporation for federal income tax or California state franchise and income tax purposes.

If you purchase the notes, you will be deemed to have agreed to treat the notes as debt.

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We encourage you to consult your own tax advisor regarding the United States federal income tax consequences of the purchase, ownership and disposition of the notes and the tax consequences arising under the laws of any state or other taxing jurisdiction.

We refer you to “Material U.S. Federal Income Tax Considerations” in this prospectus.

ERISA Considerations	The notes may be purchased by certain employee benefit plans and individual retirement accounts unrelated to the depositor, subject to those considerations discussed under “ERISA Considerations” in this prospectus.

We refer you to “ERISA Considerations” in this prospectus. If you are a benefit plan fiduciary considering the purchase of the notes you should, among other things, consult with your counsel before investing.

[Eligibility for Purchase by Money Market Funds]	[The class A-1 notes will be eligible for purchase by money market funds under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements relating to portfolio maturity, liquidity and risk diversification. A money market fund should consult its legal advisers regarding the eligibility of such notes under Rule 2a-7 and any other applicable legal requirement and whether an investment in such notes satisfies such fund’s rating requirements, investment policies and objectives.]

[Ratings]	[The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes.

The ratings of the notes will address the likelihood of payment of principal of and interest on the notes according to their terms. Each rating agency rating the notes will monitor the ratings using its normal surveillance procedures. Any rating agency may change or withdraw an assigned rating at any time. Any rating action taken by one rating agency may not necessarily be taken by the other rating agency. None of the sponsor, depositor, servicer, administrator, indenture trustee, owner trustee, [the Delaware trustee,] the underwriters or any of their affiliates will be required to monitor any changes to the ratings of the notes.]

[The ratings of the notes take into account the provisions of the swap agreement and the ratings currently assigned to the debt obligations of the swap counterparty. A downgrade, suspension or withdrawal of any rating of the debt of the swap counterparty may result in the downgrade, suspension or withdrawal of the rating assigned to any class of notes.

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For more specific information concerning risks associated with the swap agreement, see “Risk Factors— Potential termination of the swap agreement presents swap counterparty risk” in this prospectus.]
Certain Investment Company Act Considerations

The issuing entity is intended to be structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act (both as defined in this prospectus). The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act, contained in Rule 3a-7 under the Investment Company Act. We refer you to “Certain Investment Company Act Considerations” in this prospectus.

Credit Risk Retention	The depositor, a wholly owned subsidiary of AHFC, will be the initial holder of the issuing entity’s certificates. AHFC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity and, as of the closing date, AHFC expects that the certificates will have a face amount of $[●], which is equal to approximately [●]% of the pool balance as of the cutoff date.

[Insert description of any retained notes.]

[Insert disclosure required by Items 1104(g), 1108(e) or 1110(a)(3) of any hedges materially related to the credit risk of the securities.]

[Retained vertical interest: The eligible vertical interest retained by the depositor will take the form of [at least [●]% of each class of notes and certificates issued by the issuing entity][a single vertical security], though the depositor may retain more than [●]% of one or more classes of notes or of the certificates. The material terms of the notes are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”]

[Retained horizontal interest: The eligible horizontal residual interest retained by the depositor will take the form of the issuing entity’s certificates, which AHFC expects to have a fair value of [between $[●] and] $[●], which is [between [●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity. For a description of the valuation methodology used to calculate the [range of] fair values of the notes and certificates and of the eligible horizontal residual interest set forth in the preceding sentence, see “The Sponsor, Originator, Servicer and Administrator—Credit Risk Retention” in this prospectus. The material terms of the notes

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are described in this prospectus under “The Notes,” and the material terms of the certificates are described in this prospectus under “The Certificates.”]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of AHFC [on or] after the closing date.]

[Risk Retention Reserve Account: On or prior to the closing date, the issuing entity will establish a risk retention reserve account for the benefit of the noteholders. The risk retention reserve account will be funded on the closing date by the retention of a portion of the purchase price for the notes in an amount equal to $[____]. To the extent that funds from principal and interest collections on the receivables are not sufficient to pay the amounts that are prior to the deposits into the reserve account as described under “Payments on the Notes—Payments of Distributable Amounts” in this prospectus, the amount previously deposited in the risk retention reserve account will provide an additional source of funds for those payments.]

Registration Under the Securities Act	The depositor has filed a registration statement relating to the notes with the SEC on Form SF-3. The depositor has met the requirements for registration on Form SF-3 contained in General Instruction I.A.1 to Form SF-3.

[Recent Developments]	[A description of any developments that may affect the sponsor, the depositor or the servicer to be inserted as necessary.]

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RISK FACTORS

You should consider the following risk factors in deciding whether to purchase notes of any class.

You must rely only upon payments from the issuing entity’s assets for repayment, which may not be sufficient to make full payments on your notes.	The notes represent interests solely in the issuing entity or indebtedness of the issuing entity and will not be insured or guaranteed by any governmental agency or by American Honda Finance Corporation (the servicer), American Honda Receivables LLC (the depositor), or any of their respective affiliates, or the trustees or any other person or entity other than the issuing entity. The only source of payment on your notes is payments received on the receivables and, if and to the extent available, any credit or cash flow enhancement for the issuing entity, including amounts on deposit in the reserve fund established for the issuing entity, excess interest on the receivables, the yield supplement account [and any amounts payable by the [swap][cap] counterparty to the trust]. However, although funds in the reserve fund will be available to cover shortfalls in distributions of interest on and principal of your notes, funds to be deposited in this account and the yield supplement account are limited. Any excess amounts released from the reserve fund to the depositor will no longer be available to securityholders on any later payment date. In addition, no additional deposits will be made into the yield supplement account after the deposit on the closing date and the amount on deposit in the yield supplement account will decrease over time as required withdrawals are made on each payment date. If the funds in these accounts are exhausted, your notes will be paid solely from current distributions on the receivables [and payments by the [swap][cap] counterparty to the trust] . We refer you to “Credit Enhancement—Reserve Fund” and “—Yield Supplement Account” in this prospectus.

You may experience reduced returns on your investment resulting from prepayments, repurchases or early termination of the receivables of the issuing entity.	You may receive payment of principal of your notes earlier than you expected for the reasons set forth below. As a result, you may not be able to reinvest the principal paid to you earlier than you expected at a rate of return that is equal to or greater than the rate of return on your notes. Prepayments on the receivables by the related obligors and purchases of the receivables by the depositor and the servicer will shorten the life of the notes to an extent that cannot be fully predicted.

Prepayments may occur for a number of reasons. Some prepayments may be caused or influenced by a variety of economic, social and other factors because obligors may:

• make early payments, since receivables will generally be prepayable at any time without penalty;

• default, resulting in the repossession and sale of the financed vehicle;

• become unable to pay due to death or disability, resulting in payments to the trust under any existing physical damage, credit life or other insurance; or

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• sell their vehicles or be delinquent or default on their receivables as a result of a manufacturer recall.

Prepayments may also occur due to the damage, destruction or theft of a vehicle in which case insurance proceeds may be used to repay all or a portion of the amount outstanding on the related receivable.

[In addition, the issuing entity contains a feature known as a prefunding account from which specified funds will be used to purchase additional receivables after the closing date. To the extent all of those funds are not used by the end of the prefunding period specified in this prospectus to purchase new receivables, those funds will be used to make payments on the notes. In that event, you would receive payments on your notes earlier than expected.] Also, the originator will be required to repurchase receivables from the issuing entity if there is a breach of a representation or warranty relating to those receivables that materially adversely affects the interests of the issuing entity or the noteholders in those receivables. American Honda Finance Corporation, as servicer, will also be required to purchase receivables from the issuing entity if it breaches its servicing obligations with respect to those receivables. The servicer shall be permitted to purchase all remaining receivables from the issuing entity when the outstanding aggregate principal balance of the receivables is [_]% or less of the initial aggregate principal balance of the receivables as of the cutoff date.

The rate of prepayments on the receivables may be influenced by a variety of economic, social and other factors in addition to those described above. There can be no assurance that any historical experience the servicer may have with respect to prepayments on receivables is predictive of future results. In addition, the servicer is not aware of publicly available industry statistics that detail the prepayment experience for contracts similar to the receivables. For these reasons, the servicer cannot predict the actual prepayment rates for the receivables. The depositor believes that the actual rate of prepayments will result in the weighted average life of the receivables being shorter than the period from the closing date to the final scheduled maturity date for the related class of notes. If this is the case, the weighted average life of each class of notes will be correspondingly shorter. However, you will bear all reinvestment risk resulting from prepayments on the receivables and the corresponding acceleration of payments on the notes.

The final payment of each class of notes is expected to occur prior to its final scheduled payment date because of the prepayment and purchase considerations described above. If sufficient funds are not available to pay any class of notes in full on its final scheduled payment date, an event of default will occur and final payment of that class of notes may occur later than that date.

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You may experience a loss or a delay in receiving payments on the notes if the assets of the issuing entity are liquidated; proceeds from the liquidation may not be sufficient to pay your notes in full.	If so directed by the holders of the requisite percentage of outstanding notes, following an acceleration of the notes upon an event of default, the indenture trustee will liquidate the assets of the issuing entity in limited circumstances. If a liquidation occurs close to the date when one or more classes of notes would otherwise be paid in full, repayment of those classes might be delayed while liquidation of the assets is occurring. It is difficult to predict the length of time that will be required for liquidation of the assets of the issuing entity to be completed. Also, there is no assurance that the amount received from the liquidation will at any time be equal to or greater than the aggregate principal amount of the notes. Therefore, upon an event of default, there can be no assurance that sufficient funds will be available to repay you in full. See “The Notes—The Indenture—Events of Default; Rights Upon an Event of Default” in this prospectus. Even if liquidation proceeds are sufficient to repay the notes in full, any liquidation that causes the principal of one or more classes of notes to be paid before the related final scheduled payment date will involve the prepayment risks described under “Risk Factors—You may experience reduced returns on your investment resulting from prepayments, repurchases or early termination of the issuing entity” in this prospectus.

Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes.	Another person could acquire an interest in a receivable that is superior to the issuing entity’s interest in that receivable because the receivables will not be segregated or marked as belonging to the issuing entity. The depositor will cause financing statements to be filed with the appropriate governmental authorities to perfect the issuing entity’s interest in the receivables. However, the servicer will continue to hold the receivables. If another party purchases (or takes a security interest in) one or more receivables for new value in the ordinary course of business and obtains possession of those receivables without actual knowledge of the issuing entity’s interest because of the failure to segregate or mark those receivables, the new purchaser (or secured party) will acquire an interest in those receivables superior to the interest of the issuing entity.

The issuing entity will not be identified as the secured party on the certificate of title related to a financed vehicle which could result in delays in payments or losses on your notes.	Another person could acquire an interest in a vehicle financed by a receivable that is superior to the issuing entity’s interest in the vehicle because of the failure to identify the issuing entity as the secured party on the related certificate of title. While American Honda Finance Corporation, as originator, will assign its security interest in the financed vehicles to the depositor, and the depositor will assign to the issuing entity its security interests in the financed vehicles, the servicer will continue to hold the certificates of title in the capacity of an administrative lienholder of title or ownership for the vehicles. However, for administrative reasons, the servicer will not endorse or otherwise amend the certificates of title or ownership to identify the issuing entity as the new secured party. Because the issuing entity will not be identified as the secured party on any certificates of title or

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ownership, the security interest of the issuing entity in the vehicles may be defeated through fraud, forgery, negligence or error and as a result the issuing entity may not have a perfected security interest in the financed vehicles in every state.

The possibility that the issuing entity may not have a perfected security interest in the financed vehicles may affect the issuing entity’s ability to repossess and sell the financed vehicles or may limit the amount realized to less than the amount due by the related obligors. Therefore, you may be subject to delays in payment and may incur losses on your investment in the notes as a result of defaults or delinquencies by obligors and because of depreciation in the value of the related financed vehicles. We refer you to “Certain Legal Aspects of the Receivables—Security Interests” in this prospectus.

[Include if electronics contracts are included: The issuing entity may not have a perfected security interest in receivables evidenced by electronic contracts which could result in delays in payments or losses on your notes.]	[As described in “The Receivables—Electronic Contracting” in this prospectus, AHFC has contracted with a third-party to originate and maintain custody of certain of the contracts in electronic form through the third-party custodian’s technology system. The third-party custodian’s technology system is designed to enable AHFC to perfect its security interest in the receivables evidenced by electronic contracts by satisfying the Uniform Commercial Code’s requirements for “control” of electronic chattel paper. In order for AHFC to have “control” of an electronic contract, (a) there must be a “single authoritative copy” of the electronic contract that is readily distinguishable from all other copies and which identifies AHFC as the owner, (b) all other copies of the electronic contract must indicate that they are not the “authoritative copy” of the electronic contract, (c) any revisions to the authoritative copy of the electronic contract must be readily identifiable as either authorized or unauthorized revisions, and (d) authorized revisions of the electronic contract cannot be made without AHFC’s participation.

However, another person could acquire an interest in an electronic contract that is superior to AHFC’s interest (and accordingly the issuing entity’s interest) if AHFC ceases to have “control” over the electronic contract that is maintained on behalf of AHFC by the third-party custodian and another party purchases that electronic contract without knowledge that doing so violates AHFC’s rights, or if AHFC transfers “control” over the electronic contract to a third party. AHFC also could lose control over an electronic contract if through fraud, forgery, negligence or error, or as a result of a computer virus or a failure of or weakness in the third-party custodian’s technology system a person other than AHFC were able to modify or duplicate the authoritative copy of the contract.

Although AHFC will perfect its assignment of its security interests in the electronic contracts to the depositor and the depositor’s assignment of such security interests to the issuing entity by filing financing statements, the fact that AHFC may not have a security interest in the receivables perfected by control may affect the priority of the issuing

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entity’s security interest in the receivables. The issuing entity’s interest in the receivables could be junior to another party with a perfected security interest in the inventory of the originating dealer. There can be no assurances that the third-party’s technology system will perform as represented to the servicer in maintaining the systems and controls required to provide assurance that AHFC maintains control over an electronic contract. In that event, there may be delays in obtaining copies of the electronic contract or confirming ownership and control of the electronic contract.

AHFC will represent that it has a perfected security interest in the receivables to the extent evidenced by electronic contracts by means of control and that the security interest has been transferred to the depositor and thereafter to the issuing entity. From time to time, the receivables evidenced by electronic contracts may be amended, including, without limitation, by extensions of the final maturity date. To the extent any of those amendments is evidenced in tangible form, AHFC will represent that it has a perfected security interest in the receivables (consisting of the electronic contract and tangible amendment) by possession of the tangible amendment and control of the electronic contract.

However, the law governing perfecting security interests in electronic contracts by control is relatively recent. As a result, there is a risk that the systems employed by the third-party to maintain control of the electronic contracts may not be sufficient as a matter of law to give AHFC (and accordingly, the issuing entity) a perfected security interest in the receivables evidenced by electronic contracts. Moreover, there is a risk that maintaining control of the electronic contract and possession of all tangible amendments may not be sufficient as a matter of law to give AHFC a perfected security interest in the receivables that are evidenced both by electronic records and tangible records.

AHFC has made the representations described above, in part in reliance on opinions of counsel delivered to AHFC. However, as a result of the foregoing, AHFC (and accordingly, the issuing entity) may not have a perfected security interest in certain receivables or its interest, although perfected, could be junior to that of another party. The fact that AHFC (and accordingly, the issuing entity) may not have a perfected security interest in the receivables, or may have a perfected security interest that is junior to that of another party, may affect AHFC’s ability on behalf of the issuing entity to repossess and sell the underlying financed vehicles. Therefore, you may be subject to delays in payment on your notes and you may incur losses on your notes.

Federal financial regulatory legislation could have an adverse	The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law in July 2010.

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effect on American Honda Finance Corporation, the depositor and the issuing entity, which could result in losses or delays in payments on your notes.

The Dodd-Frank Act is extensive and significant legislation that, among other things:

—     created a liquidation framework for purposes of liquidating certain bank holding companies or other nonbank financial companies determined to be “covered financial companies,” and certain of their respective subsidiaries, defined as “covered subsidiaries,” if, among other conditions, it is determined such a company is in default or in danger of default and the resolution of such a company under other applicable law would have serious adverse effects on financial stability in the United States;

— created the Consumer Financial Protection Bureau (“CFPB”), an agency with broad rule-making examination and enforcement authority with respect to the laws and regulations that apply to consumer financial products and services, such as the extension of credit to finance the purchase of automobiles and motorcycles;

— created a new framework for the regulation of over-the-counter derivatives activities; and

— strengthened the regulatory oversight of securities and capital markets activities by the SEC.

The scope of the Dodd-Frank Act has broad implications for the financial services industry, including us, and requires the implementation of numerous rules and regulations. The Dodd-Frank Act impacts the offering, marketing, and regulation of consumer financial products and services offered by financial institutions. Compliance with the implementing regulations under the Dodd-Frank Act or the oversight of the SEC or CFPB may impose costs on, create operational constraints for, or place limits on pricing with respect to finance companies such as AHFC.

The CFPB has supervisory, examination and enforcement authority over certain non-depository institutions, including those entities that are larger participants of a market for consumer financial products or services, as defined by rule. The CFPB recently issued a final rule defining which non-depository institutions would be considered larger participants of a market for automobile financing. The final rule will become effective 60 days after publication in the Federal Register. Under the definitions included in the final rule, AHFC will be considered a larger participant and therefore will become subject to the supervisory and examination authority of the CFPB. Expanded CFPB jurisdiction over AHFC’s business would likely increase compliance costs and regulatory risks.

Until implementing regulations are issued, no assurance can be given that these new requirements imposed by the Dodd-Frank Act will not have a significant impact on the servicing of the

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receivables, on the regulation and supervision of AHFC, the servicer, the sponsor, the originator, the depositor, the issuing entity or their respective affiliates. See “Certain Legal Aspects of the Receivables─Dodd-Frank Act Orderly Liquidation Authority Provisions─Potential Applicability to AHFC, the Depositor and the Trust” in this prospectus.

Receivables that fail to comply with consumer protection laws may be unenforceable, which may result in losses on your investment.	Many federal and state consumer protection laws regulate consumer contracts such as the receivables. If any of the receivables do not comply with one or more of these laws, the servicer may be prevented from or delayed in collecting amounts due on the receivables. If that happens, payments on the notes could be delayed or reduced. AHFC will make representations and warranties relating to the receivables’ compliance with law. If AHFC breaches any of these representations or warranties that materially and adversely affects the issuing entity or the noteholders, the issuing entity’s sole remedy will be to require AHFC to repurchase the affected receivables. We refer you to “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter the timing and amount of collections, which may result in acceleration of or reduction in payment on your notes.

If an obligor sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the obligor’s obligations to repay amounts due on its receivable. As a result, that receivable would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources and finance charge amounts allocated to the notes are insufficient to cover the applicable default amount.

The Bankruptcy of American Honda Finance Corporation (originator and servicer) or American Honda Receivables LLC (depositor) could result in losses or delays in payments on your notes.	If either American Honda Finance Corporation, the originator and servicer, or American Honda Receivables LLC, the depositor, become subject to bankruptcy proceedings, you could experience losses or delays in the payments on your notes. American Honda Finance Corporation, as originator, will sell the receivables to American Honda Receivables LLC, and American Honda Receivables LLC, as depositor, will in turn transfer the receivables to the issuing entity. However, if either American Honda Finance Corporation or American Honda Receivables LLC becomes subject to a bankruptcy proceeding, the court in the bankruptcy proceeding could conclude that American Honda Finance Corporation or American Honda Receivables LLC, as applicable, still owns the receivables by concluding that the sale to the depositor and/or to the issuing entity was not a “true sale” or, in the case of a bankruptcy of the originator, that the depositor should be consolidated with the originator for bankruptcy purposes. If a court were to reach this conclusion, you could experience losses or delays in payments on your notes as a result of, among other things:

• the “automatic stay,” which prevents secured creditors from exercising remedies against a debtor in bankruptcy without

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permission from the court and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances;

• tax or government liens on the sponsor’s or the depositor’s property (that arose prior to the transfer of a receivable to the issuing entity) having a prior claim on collections before the collections are used to make payments on your notes; and

• the issuing entity not having a perfected security interest in (a) one or more of the financed vehicles securing the receivables or (b) any cash collections held by the servicer at the time the servicer becomes the subject of a bankruptcy proceeding.

The depositor will take steps to minimize the risk that a court would consolidate the depositor with the originator for bankruptcy purposes or conclude that the sale of receivables to the depositor was not a “true sale.” We refer you to “Certain Legal Aspects of the Receivables—Certain Bankruptcy Considerations” in this prospectus.

Bankruptcy of the issuing entity could result in delays in payments or losses on your notes.	If the issuing entity were to become subject to bankruptcy proceedings, you could experience delays in the payments or losses on your notes as a result of, among other things, the “automatic stay,” which generally prevents creditors from exercising remedies against a debtor in bankruptcy without permission from the court, and provisions of the U.S. Bankruptcy Code that permit substitution for collateral in limited circumstances.

The bankruptcy of the servicer could delay the appointment of a successor servicer or reduce payments on your notes.	In the event of default by the servicer resulting solely from certain events of insolvency or the bankruptcy of the servicer, a court, conservator, receiver or liquidator may have the power to prevent either the indenture trustee or the noteholders from appointing a successor servicer or prevent the servicer from appointing a sub-servicer, as the case may be, and delays in the collection of payments on the receivables may occur. Any delay in the collection of payments on the receivables may delay or reduce payments to noteholders.

A servicer default may result in additional costs, increased servicing fees by a substitute servicer or a diminution in servicing performance, including higher delinquencies and defaults, any of which may have an adverse effect on your notes.	If a servicer default occurs, the indenture trustee or the noteholders in a given series of notes may remove the servicer without the consent of the owner trustee or the certificateholders. In the event of the removal of the servicer and the appointment of a successor servicer, we cannot predict:

• the cost of the transfer of servicing to the successor;

• the ability of the successor to perform the obligations and duties of the servicer under the servicing agreement; or

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• the servicing fees charged by the successor.

In addition, the noteholders have the ability, with some exceptions, to waive defaults by the servicer.

Furthermore, the indenture trustee or the noteholders may experience difficulties in appointing a successor servicer and during any transition phase it is possible that normal servicing activities could be disrupted, resulting in increased delinquencies and/or defaults on the receivables.

Paying the servicer a fee based on a percentage of the receivables may result in the inability to obtain a successor servicer.	Because the servicer is paid its base servicing fee based on a percentage of the aggregate outstanding amount of the receivables, the fee the servicer receives each month will be reduced as the size of the pool decreases over time. At some point, if the need arises to obtain a successor servicer, the fee that such successor servicer would earn might not be sufficient to induce a potential successor servicer to agree to service the remaining receivables in the pool. In this event a higher servicing fee may need to be negotiated (with majority noteholder approval), resulting in less available funds that may be distributed to noteholders and certificateholders on a related payment date. Also if there is a delay in obtaining a successor servicer, it is possible that normal servicing activities could be disrupted during this period, resulting in increased delinquencies and/or defaults on the receivables.

Funds held by the servicer that are intended to be used to make payments on the notes may be exposed to a risk of loss.	Subject to rating agency debt rating thresholds, the servicer generally may retain all payments and proceeds collected on the receivables during each collection period. The servicer is generally not required to segregate those funds from its own accounts until the funds are deposited in the collection account on each payment date. Until any collections or proceeds are deposited into the collection account, the servicer will be able to invest those amounts for its own benefit at its own risk. The issuing entity and securityholders are not entitled to any amount earned on the funds held by the servicer. If the servicer does not deposit the funds in the collection account as required on any payment date, the issuing entity may be unable to make the payments owed on your notes.

[Payments on the class B notes are subordinated to payments on the class A notes.]	[Interest payments on the class B notes on each payment date will be subordinated to servicing fees due to the servicer, fees and expenses due to the trustees to the extent not previously paid by AHFC, fees due to the asset representations reviewer to the extent not previously paid by AHFC, [any net swap payment, any swap termination payment] and interest on and, in specified circumstances, principal payments of the class A notes. Principal payments of the class B notes will be fully subordinated to principal and interest payments of the class A notes.]

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[The occurrence of certain events of default under the indenture that result in acceleration of the notes may result in a delay or default in the payment of interest on or principal of the class B notes.]	[After an event of default under the indenture that results in acceleration of the notes, the trust will not make any distributions of principal or interest on the class B notes until payment in full of principal and interest on the class A notes. This may result in a delay or default in paying interest on or principal of the class B notes.]

[The issuing entity will issue floating rate notes, but the issuing entity will not enter into any interest rate swaps or interest rate caps and you may suffer losses on your notes if interest rates rise.]	[The receivables sold to the issuing entity on the closing date will bear interest at a fixed rate, while the floating rate notes will bear interest at a floating rate based on LIBOR plus an applicable spread. Even though the issuing entity will issue floating rate notes, it will not enter into any interest rate swaps or interest rate caps in connection with the issuance of the notes.

If the floating rate payable by the issuing entity increases to the point where the amount of interest and principal due on the notes, together with other fees and expenses payable by the issuing entity, exceeds the amount of collections and other funds available to the issuing entity to make such payments, the issuing entity may not have sufficient funds to make payments on the notes. If the issuing entity does not have sufficient funds to make payments, you may experience delays or reductions in the interest and principal payments on your notes.

If market interest rates rise or other conditions change materially after the issuance of the notes and certificates, you may experience delays or reductions in interest and principal payments on your notes. The issuing entity will make payments on the floating rate notes out of its generally available funds—not solely from funds that are dedicated to the floating rate notes. Therefore, an increase in interest rates would reduce the amounts available for distribution to holders of all notes, not just the holders of the floating rate notes, and a decrease in interest rates would increase the amounts available to the holders of all notes.]

[The rating of a [cap provider] [swap counterparty] could have an adverse affect on the ratings of the notes.]	[The issuing entity has entered into the interest rate [cap][swap] agreement. The hired rating agencies will consider the provisions of the interest rate [cap][swap] agreement, and the rating of the [cap provider][swap counterparty] in rating the notes. If a rating agency downgrades the debt rating of the [cap provider][swap counterparty], it is also likely to downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.

To provide some protection against the adverse consequences of a downgrade, the [cap provider][swap counterparty] may be permitted, but generally not required, to take the following actions if the rating agencies reduce its debt ratings below certain levels:

1. assign the interest rate [cap][swap] agreement to another party;

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2. obtain a replacement interest rate [cap][swap] agreement, as applicable, on substantially the same terms as the interest rate [cap][swap] agreement; or

3. establish any other arrangement satisfactory to the rating agencies.

Any interest rate [cap][swap] involves a high degree of risk. The issuing entity will be exposed to this risk should it enter into the interest rate [cap][swap] agreement. For this reason, only investors capable of understanding these risks should invest in the notes. See [“Interest Rate Cap Agreement”][“Swap Agreement”] in this prospectus.]

[If the issuing entity enters into an interest rate swap, payments on the notes will be dependent on payments made under the swap agreement.]	[The issuing entity has entered into an interest rate [swap][cap]. The issuing entity’s ability to protect itself from shortfalls in cash flow caused by interest rate changes will depend to a large extent on the terms of the [swap][cap] agreement and whether the [swap][cap] counterparty performs its obligations under the [swap][cap]. If the issuing entity does not receive the payments it expects from the [swap][cap], the issuing entity may not have adequate funds to make all payments to securityholders when due, if ever.]

[The issuing entity is issuing notes with adjustable interest rates and interest will be due on the notes at adjustable rates, while interest will be earned on the receivables at fixed rates. Therefore, the issuing entity has entered into an interest rate [swap][cap] to reduce its exposure to changes in interest rates. An interest rate [swap][cap] requires one party to make payments to the other party in an amount calculated by applying an interest rate (for example a floating rate) to a specified notional amount in exchange for the other party making a payment calculated by applying a different interest rate (for example a fixed rate) to the same notional amount. Because the issuing entity has issued $[___] of notes bearing interest at a floating [LIBOR] rate, it has entered into the [swap][cap] agreement under which the issuing entity will pay interest to the counterparty in an amount equal to an agreed upon fixed rate on $[___] in exchange for receiving interest on $[___] at the floating [LIBOR] rate. The $[___] will be the “notional” amount because it is used simply to make the calculation. In the interest rate [swap][cap], no principal payments are exchanged.]

[Potential termination of the swap agreement presents swap counterparty risk.]	[General. The trust is obligated to make payments of interest accrued on the class A-[_] notes and class A-[_] notes at their respective floating interest rates, but the receivables that are assets of the trust bear interest at fixed rates. The trust will enter into a swap agreement with [_________] as the swap counterparty to enable the trust to issue notes bearing interest at a floating rate. On each payment date, the trust will owe the swap counterparty

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the amount of interest deemed to accrue on a notional amount equal to the outstanding principal balance of each of the class A-[_] notes and class A-[_] notes at an annualized fixed swap rate of [___]% and [___]%, respectively, and the swap counterparty will owe the trust the amount of interest that accrued on each of the class A-[_] notes and class A-[_] notes at their respective annualized floating rates of interest. Payments under the swap agreement will be made on a net basis between the trust and the swap counterparty. For a description of the key provisions of the swap agreement, see “Swap Agreement” in this prospectus.]

[Swap Counterparty Risk; Performance and Ratings Risks. The amounts available to the trust to pay interest and principal of all classes of notes depend in part on the operation of the swap agreement and the performance by the swap counterparty of its obligations under the swap agreement. The ratings of all of the notes take into account the provisions of the swap agreement and the ratings currently assigned to the swap counterparty’s debt obligations.]

During those periods in which the floating one-month LIBOR-based rates payable on the class A-[_] notes and class A-[_] notes are substantially greater than the amount payable by the trust to the swap counterparty, the trust will be more dependent on receiving payments from the swap counterparty in order to make payments on the notes. If the swap counterparty fails to pay the net amount due, the amount of credit enhancement available in the current or any future period may be reduced and you may experience delays and/or reductions in the interest and principal payments on your notes. On the other hand, during those periods in which the amounts payable by the swap counterparty are less than the amounts payable by the trust under the swap agreement, the trust will be obligated to make payments to the swap counterparty. The swap counterparty will have a claim on the assets of the trust for the net swap payment and other amounts due to the swap counterparty from the trust. The swap counterparty’s claim for net swap payments will be higher in priority than payments on the notes. On any payment date, if there are not enough funds available from collections or advances, if any, to pay all of the trust’s obligations for that payment date, the swap counterparty will receive payment of the net amount due to it under the swap agreement prior to payment of interest on your notes. Interest on your notes will be paid on a pari passu basis with senior swap termination payments payable to the swap counterparty. If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in interest and principal payments on your notes.]

[[______] currently rates [_________] long-term debt as “[__]” and its short-term debt as “[__].” The outlook is stable. [____] rates [_____] long-term debt as “[__]” and its short-term debt as “[__].” The outlook is stable. Further information with respect to

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such ratings may be obtained from the Rating Agencies. No assurances can be given that the current ratings of [______] instruments will be maintained.]

[A downgrade, suspension or withdrawal of any rating of the debt of the swap counterparty by a rating agency may result in the downgrade, suspension or withdrawal of the rating assigned by such rating agency to any class (or all classes) of notes. A downgrade, suspension or withdrawal of the rating assigned by a rating agency to a class of notes would likely have adverse consequences on the liquidity or market value of those notes.]

[Upon a downgrade of the rating of the swap counterparty to levels unacceptable to the rating agencies, the swap counterparty may be required to assign the swap agreement to another party, obtain a replacement swap agreement on substantially the same terms as the swap agreement or collateralize its obligations under the swap agreement. If the swap counterparty fails to do so, it is likely that the ratings on your notes will be downgraded.]

[Investors should make their own determinations as to the likelihood of performance by the swap counterparty of its obligations under the swap agreement.]

[Early Termination May Affect Weighted Average Life and Yield. Certain events (including some that are not within the control of the trust or the swap counterparty) may cause the termination of the swap agreement. Certain of these events will not cause a termination of the swap agreement unless holders of at least 66 2/3% of the outstanding principal balance of the notes [of the controlling class], voting as a single class (excluding for such purposes the outstanding principal amount of any notes held of record or beneficially owned by American Honda Receivables LLC, American Honda Finance Corporation or any of their affiliates), vote to instruct the indenture trustee (as assignee of the rights of the owner trustee) to terminate the swap agreement. The holders of any class of notes may not have sufficient voting interests to cause or to prevent a termination of the swap agreement.]

[Risk of Loss Upon Termination. If the swap agreement is terminated, the trust may be obligated to make a swap termination payment to the swap counterparty in an amount that the trust cannot now estimate. Certain of these swap termination payments paid by the trust may reduce the amounts available to be paid to noteholders.]

[The rating of a third party credit enhancement provider may affect the ratings of the notes.]	[The issuing entity has entered into a third party credit enhancement arrangement [Describe Arrangement] with [INSERT NAME OF ENHANCEMENT PROVIDER]. Therefore, the rating agencies that are rating the notes may consider the

46

provisions of the arrangement and the rating of [ENHANCEMENT PROVIDER]. If a rating agency downgrades the debt rating of [ENHANCEMENT PROVIDER], it may also downgrade the rating of the notes. Any downgrade in the rating of the notes could have severe adverse consequences on their liquidity or market value.]

You may have difficulty selling your notes and/or obtaining your desired price due to the absence of a secondary market or lack of liquidity in the secondary market.	The notes are not expected to be listed on any securities exchange. Therefore, in order to sell your notes, you must first locate a willing purchaser. We cannot assure you that a secondary market will develop. The underwriters may, but are not obligated to, provide a secondary market for the notes and even if the underwriters make a market in the notes, the underwriters may stop making offers at any time.

Disruptions or volatility in the global financial markets may cause a reduction of liquidity in the secondary market. Periods of illiquidity may adversely affect the market value of your notes and affect your ability to locate a willing purchaser. Accordingly, you may not be able to sell your notes when you want to do so or you may be unable to obtain the price that you wish to receive for your notes and, as a result, you may suffer a loss on your investment.

Payment priorities increase risk of loss or delay in payment to certain notes.	Classes of notes that receive principal payments before other classes will be repaid more rapidly than the other classes. In addition, because principal of each class of notes will be paid sequentially, classes of notes that have higher sequential numerical class designations will be outstanding longer and therefore will be exposed to the risk of losses on the receivables during periods after other classes have been receiving most or all amounts payable on their notes, and after which a disproportionate amount of credit enhancement may have been applied and not replenished.

As a result, the yields of the class A-2, class A-3 [and][,] class A-4 [and class B] notes will be relatively more sensitive to losses on the receivables and the timing of such losses. If the actual rate and amount of losses exceed your expectations, and if amounts in the reserve fund are insufficient to cover the resulting shortfalls, the yield to maturity on your notes may be lower than anticipated, and you could suffer a loss.

Classes of notes that receive principal payments earlier than expected are exposed to greater reinvestment risk and classes of notes that receive principal payments later than expected are exposed to greater risk of loss. In either case, the yields on your notes could be materially and adversely affected.

Upon the occurrence of an event of default and acceleration of the notes, principal payments will be made first on the class A-1 notes until the class A-1 notes have been paid in full, and thereafter on the class A-2, class A-3 and class A-4 notes pro rata based on the outstanding principal balance of those classes of notes until they

47

have been paid in full [and thereafter, on the class B notes until the class B notes have been paid in full]. Consequently, even after an event of default and acceleration of all of the notes, the class A-2, class A-3 and class A-4 noteholders will not receive payments of principal until the class A-1 notes have been paid in full [and the class B notes will not receive payments of principal until the class A notes have been paid in full].

[The allocation of class A-2 notes is unknown and if the principal balance of one class of such notes is small, liquidity on such class of notes could be reduced.]	[The allocation of the principal balance between the class A-2a notes and the class A-2b notes may not be known until the day of pricing, and one of the two classes may not be issued or may have a very small principal balance. Therefore, investors should not expect further disclosure of these matters prior to their entering into commitments to purchase these classes of notes.

As the allocated principal balance of the floating rate class A-2b notes is increased (relative to the corresponding class A-2a fixed rate notes), there will be a greater amount of floating rate notes issued by the issuing entity, and therefore the issuing entity will have a greater exposure to increases in the floating rate payable on the floating rate notes.

Because the aggregate amount of class A-2 notes is fixed as set forth on the cover of this prospectus, the division of the aggregate class A-2 principal balance between the class A-2a notes and the class A-2b notes may result in one of such classes being issued in only a very small principal amount, which may reduce the liquidity of such class of notes.]

Failure to pay principal of your notes will not constitute an event of default until maturity.

The amount of principal required to be paid to the noteholders will generally be limited to amounts available in the collection account (and the reserve fund [or [insert any other applicable forms of credit or cash flow enhancement]]). Therefore, the failure to pay principal of your notes generally will not result in the occurrence of an event of default until the final scheduled payment date or redemption date for your notes. We refer you to “The Notes—The Indenture—Events of Default; Rights upon Event of Default” in this prospectus.

Because the offered notes are in book-entry form, your rights can only be exercised indirectly.	Because the offered notes will be issued in book-entry form, you will be required to hold your interest in the notes through The Depository Trust Company in the United States, or Clearstream Banking, societe anonyme, or the Euroclear System in Europe. Transfers of interests in the notes within The Depository Trust Company, Clearstream, Luxembourg or Euroclear must be made in accordance with the usual rules and operating procedures of those systems. So long as the offered notes are in book-entry form, you will not be entitled to receive a physical note or certificate representing your interest. The offered notes will remain in book-entry form except in the limited circumstances described under the caption “Certain Information Regarding the

48

Securities—Book-Entry Registration.” Unless and until the offered notes cease to be held in book-entry form, the trustee will not recognize you as a “noteholder” except in the limited circumstances relating to an investor vote with respect to an asset representations review, as described in this prospectus. As a result, you will only be able to exercise the rights of securityholders indirectly through The Depository Trust Company (if in the United States) and its participating organizations, or Clearstream, Luxembourg and Euroclear (in Europe) and their participating organizations. Holding the offered notes in book-entry form could also limit your ability to pledge your notes to persons or entities that do not participate in The Depository Trust Company, Clearstream, Luxembourg or Euroclear and to take other actions that require a physical note representing the offered notes.

Interest on and principal of the offered notes will be paid by the issuing entity to The Depository Trust Company as the record holder of the offered notes while they are held in book-entry form. The Depository Trust Company will credit payments received from the issuing entity to the accounts of its participants which, in turn, will credit those amounts to securityholders either directly or indirectly through indirect participants. This process may delay your receipt of principal and interest payments from the issuing entity.

Paid-ahead contracts may affect the weighted average life of the notes.	If an obligor on a contract makes a payment on the contract ahead of schedule (for example, because the obligor intends to go on vacation), the weighted average life of the notes could be affected. This is because the additional scheduled payments will be treated as a principal prepayment and applied to reduce the principal balance of the related receivable and the obligor will generally not be required to make any scheduled payments during the period for which it was paid-ahead. During this paid-ahead period, interest will continue to accrue on the principal balance of the contract, as reduced by the application of the additional scheduled payments, but the obligor’s contract would not be considered delinquent during this period. While the servicer may make interest advances during this period, no principal advances will be made. Furthermore, when the obligor resumes the required payments, the payments so paid may be insufficient to cover the interest that has accrued since the last payment by that obligor. This situation will continue until the regularly scheduled payments are once again sufficient to cover all accrued interest and to reduce the principal balance of the receivable.

The payment by the issuing entity of the paid-ahead principal amount on the notes will generally shorten the weighted average life of the notes. However, depending on the length of time during which a paid-ahead receivable is not amortizing as described above, the weighted average life of the notes may be extended. In addition, to the extent the servicer makes advances on a paid-ahead receivable which subsequently goes into default, because liquidation proceeds for this receivable will be applied first to

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reimburse the servicer for its advances, the loss on this receivable may be larger than would have been the case had advances not been made.

The originator’s portfolio of retail installment sale contracts has historically included receivables which have been paid-ahead by one or more scheduled monthly payments. There can be no assurance as to the number of receivables in the issuing entity which may become paid-ahead receivables as described above or the number or the principal amount of the scheduled payments which may be paid-ahead.

[The purchase of additional receivables after the closing date may adversely affect the characteristics of the receivables held by the issuing entity or the average life of and rate of return on the notes.]	[The issuing entity may use [amounts on deposit of principal collections received on its receivables to purchase additional receivables from the depositor after the closing date during the revolving period specified in this prospectus][funds on deposit in the prefunding account during the prefunding period to purchase additional receivables]. All additional receivables purchased from the depositor must meet the selection criteria applicable to the receivables purchased by the trust on the closing date. The credit quality of the additional receivables may be lower than the credit quality of the initial receivables, however, and could adversely affect the performance of the related receivables pool. In addition, the rate of prepayments on the additional receivables may be higher than the rate of prepayments on the initial receivables, which could reduce the average life of and rate of return on your notes. You will bear all reinvestment risk associated with any prepayment of your notes.]

Occurrence of events of default under the indenture may result in insufficient funds to make payments on your notes.	Payment defaults or the insolvency or dissolution of the depositor may result in prepayment of the notes, which may result in losses. If the issuing entity fails to pay principal of the notes when due, or fails to pay interest on the notes within five days of the due date, the indenture trustee or the holders of a majority of the notes outstanding may declare the entire amount of the notes to be due immediately. If this happens, the indenture trustee may sell the assets of the issuing entity and prepay the notes if certain conditions are met. We refer you to “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus. In the event that the indenture trustee sells the receivables under adverse market conditions, proceeds from the sale of the receivables may not be sufficient to repay all of the notes and you may suffer a loss.

An economic slowdown may adversely affect the performance and market value of your notes.

Periods of economic slowdown and a recession may adversely affect the performance and market value of your notes. Default rates may increase due to:

•      unemployment,

•      decreases in home values, and

•      the lack of availability of credit.

Significant increases in the inventory of used automobiles may also depress the prices at which repossessed automobiles may be

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sold or delay the timing of these sales.

See “Delinquencies, Repossessions and Loan Loss Information” and “Static Pools” in this prospectus for delinquency and loss information regarding certain automobile loans originated and serviced by American Honda Finance Corporation.

The geographic concentration of the obligors and performance of the receivables may increase the risk of loss on your investment.	Economic conditions in the states where obligors reside may affect delinquencies, losses and prepayments on the receivables. Economic conditions that may affect payments on the receivables include:

• unemployment,

• interest rates, or

• consumer perceptions of the economy.

If a large number of obligors are located in a particular state, the economic conditions in that state could increase the delinquency, credit loss or repossession experience of the receivables. If there is a concentration of obligors and receivables in particular states, any adverse economic conditions in those states may affect the performance of the securities more than if this concentration did not exist.

As of the cutoff date, American Honda Finance Corporation’s records indicate that the billing addresses of the obligors on the receivables in the pool were concentrated in the following states:

Percentage of Pool Balance
[___]	[_]%
[___]	[_]%
[___]	[_]%
[___]	[_]%
[___]	[_]%

No other state, by the billing addresses of the obligors, constituted more than 5.00% of the aggregate principal balance of the receivables in the pool as of the cutoff date.

[If 10% or more of the receivables are located in any one state, by billing addresses of the obligors, describe any economic or other factors specific to such state that may materially impact the receivables or cash flows.]

For a discussion of the breakdown of the receivables by state, we refer you to “The Receivables” in this prospectus.

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Certain obligors’ ability to make timely payments on the receivables may be adversely affected by extreme weather conditions or other natural events.	Extreme weather conditions and other natural events, such as hurricanes, tornadoes, floods, drought, wildfires, earthquakes and other extreme conditions, could cause substantial business disruptions, economic losses, unemployment and an economic downturn. As a result, such obligors’ ability to make timely payments could be adversely affected which could, in turn, adversely affect the trust’s ability to make payments on the notes.

High energy prices may adversely affect the trust’s ability to make payments on the notes.	Increases in the cost of crude oil may cause higher energy and fuel costs. These higher energy and fuel prices could reduce the amount of money that the affected obligors have available to make monthly payments. Higher energy costs could also cause business disruptions, which could cause unemployment and an economic downturn. Such obligors could potentially become delinquent in making monthly payments or default if they were unable to make payments due to increased energy or fuel bills or unemployment. The trust’s ability to make payments on the notes could be adversely affected if the related obligors were unable to make timely payments.

Vehicle recalls may have an adverse effect on the receivables and your notes.	From time to time automobile manufacturers may discover an element in a vehicle which might possibly affect the safety of the vehicle. In such cases the manufacturer in consultation with the National Highway Traffic Safety Administration may recall the affected vehicles for repair. As a result of recalls, obligors who own recalled vehicles may be more likely to be delinquent in, or default on, their payments. Additionally, recalls may cause a decrease in demand for used recalled vehicles, which may cause a decline in values of those vehicles. Declines in values of used vehicles could cause an increase in credit losses. If any of these events materially affect collections on the receivables securing your notes, you may experience delays in payments or principal losses on your notes if the available credit enhancement has been exhausted.

The return on your notes could be reduced by shortfalls due to military action, terrorism or similar national concerns and the Servicemembers Civil Relief Act.	The effect of any current or future military action by or against the United States, as well as any future terrorist attacks, on the performance of receivables is unclear, but there may be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables.

The Servicemembers Civil Relief Act, as amended, or the Relief Act, and similar state legislation, provides relief to obligors who enter active military service and to obligors in reserve status who are called to active duty after the origination of their receivables. World events may result in certain military operations by the United States, and the United States continues to be on alert for potential terrorist attacks. These military operations may increase the number of obligors who are in active military service, including persons in reserve status who

52

have been called or will be called to active duty. The Relief Act provides, generally, that an obligor who is covered by the Relief Act may not be charged interest on the related receivable in excess of 6% per annum during the period of the obligor’s active duty. These shortfalls are not required to be paid by the obligor at any future time. The servicer is not required to advance these shortfalls as delinquent payments, and such shortfalls are not covered by any form of credit enhancement on the notes. In the event that there are not sufficient available funds to off-set interest shortfalls on the receivables due to the application of the Relief Act or similar legislation or regulations, a noteholders’ interest carryover shortfall will result. Such noteholders’ interest carryover shortfalls will be paid in subsequent periods, to the extent of available funds, before payments of principal are made on the notes and might result in extending the anticipated maturity of your class of notes or possibly result in a loss in the absence of sufficient credit enhancement.

The Relief Act also limits the ability of the servicer to repossess the financed vehicle securing a receivable during the related obligor’s period of active duty and, in some cases, may require the servicer to extend the maturity of the receivable, lower the monthly payments and readjust the payment schedule for a period of time after the completion of the related obligor’s military service. As a result, there may be delays in payment and increased losses on the receivables. Those delays and increased losses will be borne primarily by the certificates, but if such losses are greater than anticipated, you may suffer a loss.

We do not know how many receivables have been or may be affected by the application of the Relief Act.

Withdrawal or downgrading of the initial ratings of the notes, or the issuance of unsolicited ratings on the notes, may affect the prices for the notes upon resale.	A security rating is not a recommendation to buy, sell or hold securities. Similar ratings on different types of securities do not necessarily mean the same thing. A rating agency may change its rating of the notes after the notes are issued if that rating agency believes that circumstances have changed. There can be no assurance that the receivables and/or notes will perform as expected or that the ratings will not be reduced, withdrawn or qualified in the future as a result of a change in circumstances, deterioration in the performance of the receivables, errors in analysis or otherwise. None of the depositor, the sponsor or any of their affiliates will have an obligation to replace or supplement any credit enhancement or take any other action to maintain any ratings. Any subsequent change in a rating may affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

There may be a conflict of interest because the sponsor has hired two rating agencies and will pay them a fee to assign ratings on the notes. The sponsor has not hired any other nationally recognized statistical rating organization, or

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“NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under the SEC rules, information provided to a hired rating agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each qualified NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, sponsor, underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired rating agencies, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. Investors in the notes should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the ratings disclosed in this prospectus. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

None of the sponsor, depositor, servicer, administrator, indenture trustee, owner trustee, [Delaware trustee,] underwriters or any of their affiliates will be required to monitor any changes to the ratings on the notes.

Potential investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not to rely solely on the ratings on the notes.

Potential rating agency conflict of interest and regulatory scrutiny.

We note that it may be perceived that the rating agencies have a conflict of interest that may have affected the ratings assigned to the notes where, as is the industry standard and the case with the ratings of the notes, the sponsor or the issuing entity pays the fees charged by the rating agencies for their rating services.

Furthermore, the rating agencies have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

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The notes are not suitable investments for all investors.	The notes are not a suitable investment for any investor that requires a regular or predictable schedule of payments or payment on specific dates. The notes are complex investments that should be considered only by sophisticated investors. We suggest that only investors who, either alone or with their financial, tax and legal advisors, have the expertise to analyze the prepayment, reinvestment and default risks, the tax consequences of an investment and the interaction of these factors should consider investing in the notes.

[Retention of notes by the depositor or an affiliate of the depositor may reduce the liquidity of such notes.]	[Some or all of one or more classes of notes may be retained by the depositor or conveyed to an affiliate of the depositor. Accordingly, the market for such a retained class of notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand for and market price for notes of that class already in the market could be adversely affected.]

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DEFINED TERMS

In later sections, we use a few terms that we either define in the glossary or provide a reference in the glossary to the section of this prospectus where such term is defined. The glossary can be found at the end of this prospectus.

THE ISSUING ENTITY

General

The issuing entity is Honda Auto Receivables 20[_]-[_] Owner Trust (which we refer to as the “issuing entity” or the “trust”) which is a Delaware statutory trust that was formed pursuant to the trust agreement among American Honda Receivables LLC (which we refer to as the “depositor”)[,][and] [_____] (which we refer to as the “owner trustee”) [and [_______] (which we refer to as the “Delaware trustee”)]. After its formation, the trust will not engage in any activity other than:

•	acquiring, holding and managing the pool of retail installment sale contracts, backed by new and used Honda and Acura automobiles and light-duty trucks (collectively referred to as the “automobiles”), regarding the Financed Vehicles, between the respective Dealer and the related Obligor (which we refer to in this prospectus as the “Receivables”) and the other assets of the trust and proceeds from those assets;

•	assigning, granting, transferring, pledging and conveying those Receivables and the other assets of the trust and proceeds from those assets pursuant to the Indenture;

•	issuing the notes and the certificates (which are collectively referred to in this prospectus as the “securities”);

•	entering into and performing its obligations under the Transfer and Servicing Agreements [and the Swap Agreement;]

•	to fund the reserve fund and the yield supplement account;

•	making payments on the notes and the certificates; and

•	engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or are incidental to or connected with those activities.

Certain amendments to the trust agreement would require the consent of the holders of not less than a majority of the Certificate Balance of the certificates and any amendment to the trust agreement to amend, supplement or modify these permitted activities, or otherwise make any modification that would materially and adversely affect the noteholders, would require the consent of the holders of not less than a majority of the aggregate outstanding principal balance of the notes.

The trust will be structured, and each Transfer and Servicing Agreement will contain non-petition clauses, whereunder all applicable parties covenant not to institute any bankruptcy or insolvency proceedings (or take any related actions) against either the trust or the depositor until at least one year and one day after the date on which all securities of the trust have been paid in full.

The trust may not issue securities other than the notes and certificates. Except for the notes, the trust is also prohibited pursuant to the indenture from borrowing money or making loans to any other person.

On or before the date of issuance of the notes, which will occur on or about [______], 20[_] (which we refer to in this prospectus as the “Closing Date”), AHFC will sell the Receivables comprising the initial pool to the depositor, and the depositor will sell those Receivables to the trust pursuant to the sale and servicing agreement among the depositor, AHFC, in its capacity as servicer of the Receivables, and the trust. On the Closing Date, the trust will be capitalized with an amount equal to the certificate balance as of the Closing Date, equal to $[_______] (which we refer to in this prospectus as the “Initial Certificate Balance”). The certificates will initially be retained by the depositor. The equity of the trust, together with the net proceeds from the sale of the notes, will be used by the trust to purchase the Receivables from the

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depositor pursuant to the sale and servicing agreement among the trust, the servicer and the depositor and to fund the reserve fund and the yield supplement account.

The sponsor of the transaction, American Honda Finance Corporation (which we sometimes refer to in this capacity as “AHFC” or the “sponsor”) will be appointed to act as the servicer of the Receivables (and which we sometimes refer to in such capacity as the “servicer”). The servicer will service the Receivables pursuant to the sale and servicing agreement and will be compensated for those services as described under “Description of the Transfer and Servicing Agreements—Servicing Compensation” in this prospectus. AHFC, in its capacity as administrator (and which we sometimes refer to in such capacity as the “administrator”) will undertake to perform administrative obligations of the trust on behalf of the trustees as described pursuant to the administration agreement under “Description of the Transfer and Servicing Agreements—Administration Agreement” in this prospectus.

Pursuant to agreements between AHFC and each Honda and Acura dealer who originated the Receivables (each, a “Dealer”), each Dealer will repurchase from AHFC those contracts that do not meet specified representations and warranties made by the Dealer. These Dealers’ repurchase obligations are referred to in this prospectus as “Dealer Recourse”. Those representations and warranties relate primarily to the origination of the contracts and the perfection of the security interests in the related financed vehicles, and do not relate to the creditworthiness of the related retail purchaser of a Financed Vehicle who entered into a retail installment sale contract with a Dealer (each, an “Obligor”) or the collectability of those contracts. Although the Dealer Agreements with respect to the Receivables will not be assigned to the trust, the sale and servicing agreement will require that any recovery by AHFC in respect of any Receivable, excluding Receivables repurchased from the trust, pursuant to any Dealer Recourse be deposited in the collection account to satisfy AHFC’s repurchase obligations under the sale and servicing agreement. The sales by the Dealers of retail installment sale contracts to AHFC do not generally provide for recourse against the Dealers for unpaid amounts in the event of a default by an Obligor, other than in connection with the breach of the foregoing representations and warranties.

Each certificate represents a fractional undivided ownership interest in the trust. The trust property includes the Receivables and monies due or received under the Receivables on or after the date on which the trust will be entitled to all amounts received with respect to the Receivables, which is [_____], 20[_] (which we refer to in this prospectus as the “Cutoff Date”). In addition, the trust will own the reserve fund and the yield supplement account each of which will be maintained by the indenture trustee for the benefit of the noteholders [,][and] the certificateholders [and the Swap Counterparty]. In addition to the Receivables and the accounts, the property of the trust will also include the following:

•	amounts that may be held in the separate trust accounts established and maintained by the servicer with the trustee pursuant to the sale and servicing agreement;

•	security interests in the Financed Vehicles and any related property;

•	the rights to proceeds from claims on physical damage and credit life and disability insurance policies covering the Financed Vehicles or the Obligors;

•	proceeds from payments collected by AHFC from Dealers obligated to repurchase Receivables from AHFC which do not meet specified representations made by the Dealers;

•	the depositor’s rights under, as applicable, the sale and servicing agreement, the purchase agreement and the yield supplement agreement, if any;

•	[rights under any credit enhancement];

•	the depositor’s right to realize upon any property (including the right to receive future net liquidation proceeds) that secured a Receivable; and

•	all proceeds of the foregoing.

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[In addition to the property of the trust as described above, the property of the trust will also include rights under the Swap Agreement and payments made by the Swap Counterparty under the Swap Agreement.]

[The trust will be liable for payments to the Swap Counterparty as described under “The Swap Agreement.”]

The trust will own no other property other than the Receivables[, the rights to the swap payments] and the property enumerated above. The trust’s fiscal year end will occur on the 31st day of March each year.

The trust will be formed in the State of Delaware and administered in care of [_____], as owner trustee, at the address set forth below under “The Owner Trustee[, the Delaware Trustee] and the Indenture Trustee.”

Capitalization of the Issuing Entity

The following table illustrates the capitalization of the trust as of the Closing Date, as if the issuance and sale of the notes and issuance of the certificates had taken place on that date:

Class A-1 Notes	$	[___]
Class A-2[a] Notes	$	[___]
[Class A-2b Notes]	$	[___]
Class A-3 Notes	$	[___]
Class A-4 Notes	$	[___]
[Class B Notes]	$	[___]
Certificates	$	[___]
Total	$	[___]

THE DEPOSITOR

American Honda Receivables LLC (“AHR”) is a wholly owned, limited purpose finance subsidiary of AHFC and was formed in the State of Delaware in March 2011, and is referred to as the “depositor” in this prospectus. The depositor’s principal executive offices are located at 20800 Madrona Avenue, Torrance, California 90503 and its telephone number is (310) 972-2511. The depositor was organized primarily for the purpose of acquiring retail installment sale contracts similar to the Receivables and associated rights from AHFC, causing the issuance of securities similar to the securities and engaging in related transactions. The depositor’s limited liability company agreement limits the activities of the depositor to the foregoing purposes and to any activities incidental to and necessary for those purposes. Other than the obligation to obtain the consent of the depositor with respect to amendments to the trust agreement or other consent rights given to the holder of the residual interest in the issuing entity, the depositor will have no ongoing duties with respect to the issuing entity.

The limited liability company agreement of the depositor includes requirements for independent managers, extensive corporate separateness covenants and restrictions on its permitted corporate functions (including on its ability to borrow money or incur debts), all of which are designed to prevent the consolidation of the assets of the depositor with those of either AHFC or any affiliate of AHFC in the event of a bankruptcy or insolvency proceeding of AHFC or such other affiliated entity. In addition, the depositor itself may not file a voluntary petition for bankruptcy or insolvency protection in either Federal or any state court without the consent of the two independent directors.

[The depositor initially will retain [all][[_]%] of the class [_] notes and the class [_] notes.] The depositor initially will retain [all] [[●]%] of the certificates. As the holder of certificates, the depositor will have various rights and obligations under the trust agreement, including the right to direct the owner trustee (i) to remove the administrator of the issuing entity, and (ii) to appoint a successor administrator upon resignation and removal of the administrator of the issuing entity. Notwithstanding the foregoing, the rights

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of any holder of the certificates to take any action affecting the issuing entity’s property will be subject to the rights of the indenture trustee under the indenture.

THE SPONSOR, ORIGINATOR, SERVICER AND ADMINISTRATOR

General

American Honda Finance Corporation (“AHFC”) is a California corporation that was incorporated on February 6, 1980. AHFC provides various forms of financing in the United States to purchasers and lessees of Honda and Acura products and authorized independent dealers of Honda and Acura products. AHFC’s primary focus is to provide support for the sale of Honda and Acura products in the United States and maintain customer and dealer satisfaction and loyalty. AHFC’s business is substantially dependent upon the sale of those Honda and Acura products in the United States. AHFC is a wholly owned subsidiary of American Honda Motor Co. Inc. (AHM), a California corporation, and AHM is a wholly owned subsidiary of Honda Motor Co., Ltd.

AHFC acquires retail loans, primarily installment sale contracts, and leases made to retail customers of Honda and Acura products and offers wholesale floorplan and commercial loans to authorized dealers of Honda and Acura products. A small portion of AHFC’s business also consists of acquiring financings of non-Honda and non-Acura used automobiles and providing wholesale loans to non-Honda and non-Acura dealerships.

Securitization Experience

AHFC has been securitizing assets since 1992 and this program is one of the many alternative sources of funding utilized by AHFC. AHFC has sponsored [_] public securitization trusts backed by retail installment sale contracts which have issued more than $[___] dollars of securities to date, none of which have defaulted or failed to pay principal in full at maturity. For additional information, see “Static Pools” in this prospectus.

The Sponsor, Originator, Servicer and Administrator

Public Asset-Backed Securitizations

(Dollars in Millions)

	At [____],	For Fiscal Years Ended March 31,
	20[_]	20[_]	20[_]	20[_]	20[_]	20[_]
Original Principal Balance	$[____]	$[____]	$[____]	$[____]	$[____]	$[____]

In addition to securitizing retail installment sale contracts similar to the Receivables, since 1992 AHFC has sponsored other public securitization entities backed by pools of automobile leases which have issued more than $[__] dollars of securities to date, none of which have defaulted or failed to pay principal in full at maturity. In the U.S. securitization market, AHFC sponsors a number of programs in which it sells receivables in securitization transactions or other structured financings both in the public markets and in private transactions. In addition to making registered public offerings, AHFC has sold retail installment sale contracts and automobile lease-backed receivables to asset-backed commercial paper conduits.

As sponsor, AHFC is responsible for originating, pooling and servicing the pool assets and structuring the securitization transaction. In its roles as administrator and servicer, AHFC plays a primary role in the management of the trust and the pool of Receivables. In addition, as servicer, AHFC will be authorized to exercise certain discretionary activity with regard to the administration of the Receivables, as described under “The Sponsor, Originator, Servicer and Administrator—Servicing Experience” in this prospectus.

AHFC originates all receivables in each asset pool to be securitized in the ordinary course of its business. For a description of the selection criteria used in selecting the asset pool to be securitized, see “The Receivables” in this prospectus. AHFC has engaged the underwriters of the notes to assist in

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structuring the transaction based on the forecasted cash flows of the pool. AHFC also worked with such underwriters to determine class sizes and average lives based on current market conditions.

Origination

AHFC, in its capacity as originator, which we refer to in such capacity in this prospectus as the “originator”, purchases all of the related retail installment sale contracts secured by new or used Honda and Acura automobiles from Dealers. The Receivables are originated by Dealers in accordance with AHFC’s requirements under existing agreements between AHFC and each Dealer governing the assignment of the Receivables to AHFC (which we refer to in this prospectus as the “Dealer Agreements”) and will be purchased in accordance with the AHFC’s underwriting guidelines.

Dealers submit customer credit applications electronically through AHFC’s online system. In addition, customers are able to submit their own credit applications for pre-approval directly through our website. If AHFC’s requirements are met, an application received from a Dealer is approved automatically. AHFC’s system is programmed to review application information for purchase policy and legal compliance. Applications that are not automatically approved are routed to credit buyers located in AHFC’s regional offices, who will evaluate and make purchase decisions within the framework of AHFC’s purchase policy and legal requirements.

AHFC utilizes its proprietary credit scoring system to evaluate the credit risk of applicants. Factors used by AHFC’s credit scoring system to develop a customer’s credit grade include the term of the contract, the loan- or lease-to-value ratio, the customer’s debt ratios, and credit bureau attributes, number of trade lines, utilization ratio and number of credit inquiries.

The following classifications are based on AHFC’s definitions and would not be comparable to other auto lenders.

A – Borrowers classified as an A credit are those who are very low credit risks. Based on their application and credit bureau report, they have the ability to pay and have shown a willingness to pay. Generally, A credit borrowers have an extensive credit history, an excellent payment record and extensive financial resources.

B – Borrowers classified as a B credit are those that are relatively low credit risk. Based on their application and credit bureau report, they have the ability to pay and have shown a willingness to pay. Generally, B credit borrowers may have one or more condition, such as, among other reasons, a shorter credit history or a minor credit weakness, that could reduce the internal credit score.

C – Borrowers classified as a C credit are those that are moderate credit risks. Based on their application and credit bureau report, among other reasons, they may have limited financial resources, limited credit history, or a weakness in credit history.

D – Borrowers classified as a D credit are relatively higher credit risks. Based on their application and credit bureau report, among other reasons, they may have very limited financial resources, very limited or no credit history, or a poor credit history.

AHFC utilizes a tiered pricing program. AHFC’s pricing program selects loan or lease interest rates within the appropriate tier based on a customer internal credit grade. Once an internal score is determined the Fair Isaac Corporation (“FICO”) score is then used to determine the customer rate for the loan.

AHFC utilizes different scorecards depending on the type of product that AHFC finances and AHFC regularly reviews and analyzes its consumer financing portfolio to evaluate the effectiveness of AHFC’s underwriting guidelines, purchasing criteria and scorecard predictability of customers. Internal credit scores are determined only at the time of origination and are not reassessed during the life of the contract.

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Servicing Experience

AHFC services all of the receivables it originates, including receivables sold in securitizations and other structured financings, through its regional offices. AHFC has been the servicer for its public retail securitization program since its inception in 1992. We refer to AHFC in this capacity as the “servicer.” In addition to servicing retail installment sale contracts similar to the Receivables, AHFC also services automobile leases.

AHFC has seen its managed portfolio of retail installment sales contracts grow to approximately $[__] as of [_____], 20[_], which is comprised of approximately [_]% new Honda and Acura automobiles and [_]% used Honda and Acura automobiles.

AHFC, as the servicer, at its discretion and in accordance with its customary servicing practices, shall have the option to (i) grant extensions, rebates or adjustments on a Receivable, subject to the limitations set forth under “Description of the Transfer and Servicing Agreements—Servicing Procedures” in this prospectus, (ii) waive any prepayment charge, late payment charge or any other fees that may be collected in the ordinary course of servicing the Receivables, (iii) appoint a subservicer to perform all or any portion of its obligations as servicer under the sale and servicing agreement in accordance with the terms of the sale and servicing agreement and (iv) appoint a subcontractor, either at its own discretion or at the discretion of its regional offices and servicer centers, to manage various aspects of the Receivables, such as collections, repossessions and liquidations. [Disclose any required information regarding any material third-party providers.] Any additional required information regarding any material third-party providers will be disclosed in subsequent required filings with the SEC

For servicing and enforcement collection purposes, the servicer considers a retail installment sale contract to be past due or delinquent when the Obligor fails to make at least 90% of a Scheduled Payment on a cumulative basis (after giving effect to any past due payments) by the related due date; any portion of a Scheduled Payment not paid on the related due date automatically becomes due with the next scheduled payment. The servicer communicates the delinquency to the Obligor through a variety of methods, including telephone calls and mail. The servicer typically decides whether or not to repossess a vehicle when the account is 45 to 60 or more days past due, subject to the laws and regulations governing repossession in the state where the automobile is located.

The servicer holds repossessed automobiles in inventory to comply with any applicable statutory requirements for reinstatement and then sells those automobiles (generally within 90 days after repossession). The servicer’s Remarketing Center handles automobile sales for the servicer, including the sale of repossessed automobiles. The servicer consigns the repossessed automobiles to a local auction or to an independent transport company for transport to another auction location. Each auction site is expected to sell the automobile within 90 days of taking the automobile, as applicable, into inventory. Any deficiencies remaining after repossession and sale of the automobile or after the full charge-off of the receivable are pursued by or on behalf of the servicer to the extent practicable and legally permitted. We refer you to “Certain Legal Aspects of the Receivables—Deficiency Judgments and Excess Proceeds” in this prospectus. The servicer attempts to contact Obligors and establish and monitor repayment schedules until the deficiencies are either paid in full or become impractical to pursue.

[Disclose any material changes to the servicer’s policies or procedures for automobile receivables during the past three years]

CREDIT RISK RETENTION

[The following disclosure will be included for all offerings, whether before or after December 24, 2016:]

The depositor, a wholly owned subsidiary of AHFC, will be the initial holder of [a portion of] the issuing entity’s certificates [and will retain [insert any note or portion of any note retained by the depositor]]. AHFC, through its ownership of the depositor, intends to retain an interest in the transaction in the form of the certificates. The certificates represent 100% of the beneficial interest in the issuing entity.

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[Insert disclosure required by Items 1104(g), 1108(e), 1110(a)(3) or 1113(d) of any hedges materially related to the credit risk of the securities.]

[Insert disclosure required by Item 1124 of any material change in the depositor’s, or an affiliate of the depositor’s, interest in the securities resulting from the purchase, sale or other acquisition or disposition of the securities by the depositor or an affiliate of the depositor.]

[The following disclosure will be included for offerings on or after December 24, 2016:]

[Pursuant to the credit risk retention rules, 17 C.F.R. Part 246, AHFC is required to retain an economic interest in the credit risk of the securitized Receivables, either directly or through a majority-owned affiliate. AHFC intends to satisfy this obligation through the retention by the depositor, its wholly-owned affiliate, of [a combination of] an [“eligible vertical interest”] [and an] [“eligible horizontal residual interest”] [and an eligible horizontal cash reserve account] in an [aggregate] amount equal to at least 5% of [the fair value of] all of the notes and certificates issued by the issuing entity.] AHFC, the depositor or any other holder of an [“eligible vertical interest”] [or an] [“eligible horizontal residual interest”] [or an] [“eligible horizontal cash reserve account”] is required to retain such interest and may not hedge such interest until the later of two years after the Closing Date, the date the pool balance is one-third or less of the initial pool balance, or the date the aggregate principal amount of the notes is one-third or less of the original principal amount.

[Retained vertical interest: The eligible vertical interest retained by the depositor on the Closing Date is structured to be an “eligible vertical interest” and will take the form of [at least [●]% of the initial principal amount of each class of notes and the certificates issued by the issuing entity, though the depositor may retain more than [●]% of one or more classes of notes or certificates][a single vertical security, which will have an initial principal amount of $[__] (which equals [_]% of the aggregate principal amount of the notes and the certificates) and which will be entitled to receive [__]% of all payments on the notes and the certificates]. For a description of the priority of payments on the notes and the certificates, see “Payments on the Notes—Payments of Distributable Amounts” in this prospectus.

By retaining the “eligible vertical interest,” the depositor will be a noteholder of [a single vertical security][[_]% of each class of notes and the certificates] and will be entitled to receive [__]% of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear [__]% of those losses]. [Each class of notes retained by the depositor as part of the “eligible vertical interest” will have the same terms as all other notes in that class.] For a description of the notes, and thus of the “eligible vertical interest,” and the credit enhancement available for notes, see “The Notes” and “Credit Enhancement” in this prospectus.

In order to satisfy the requirement to retain an eligible vertical interest on the Closing Date, the depositor or its affiliate will retain [an amount equal to at least 5% of each class of the notes and the certificates][a single vertical security entitling the depositor or its affiliate to at least 5% of the principal and interest payable on each class of notes and certificates (not including such single vertical security)].

If the percentage of each class of notes and the certificates retained by the depositor on the Closing Date is materially different from the percentage described above, within a reasonable time after the Closing Date, the depositor will disclose the material difference on [Form 8-K][Form 10-D] filed under the CIK number of the depositor.]

[Retained horizontal interest: The residual interest retained by the depositor is structured to be an “eligible horizontal residual interest” and will take the form of [depositing an amount equal to $[___] into a risk retention reserve account] [retaining the issuing entity’s certificates, which AHFC expects to have a fair value of [between $[●] and] $[●]], which is [between [●]% and] [●]% of the fair value of all of the notes and certificates issued by the issuing entity.]

[In general, the eligible horizontal residual interest represents the rights to payments received on the Receivables and to the credit enhancement not needed to make payments on the notes or cover losses on the Receivables. Because the eligible horizontal residual interest is subordinated to each class of notes and is only entitled to amounts not needed on a Payment Date to make payments on the notes or to make other required payments or deposits according to the priority of payments described in “Payments on the Notes—

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Payment of Distributable Amounts” in this prospectus, the eligible horizontal residual interest will absorb any losses incurred by the issuing entity on the Receivables before any losses are incurred by the Noteholders. For a description of the credit enhancement available for the notes, see “Credit Enhancement” in this prospectus.]

[The fair value of the eligible horizontal residual interest is expected to represent at least 5% of the sum of the fair value of the notes and the certificates on the Closing Date.]

[Fair Value:

The [expected]1 fair value of the notes and the certificates is summarized below:

Class	Fair Value (in millions)
Class A-1
Class A-2[a]
[Class A-2b]
Class A-3
Class A-4
[Class B]
Certificates	____________
Total:	100%

For the certificates, the sponsor and the depositor will use generally accepted accounting principles and a discounted cash flow model using a discount rate to calculate the fair value of the certificates. For the notes, the pricing on the notes will be used to determine the fair value of the notes, which will be equal to the initial principal amount of the notes, as adjusted by any discount on the notes set forth on the cover page to this prospectus.

The fair value model will also consider various inputs including [(i) quoted prices for identical instruments, (ii) quoted prices for similar instruments, (iii) current economic conditions, including interest rates and yield curves, (iv) experience with similar receivables, including prepayments, net losses and recoveries based on information for receivables similar to the Receivables sold to the issuing entity on the Closing Date, and (v) management judgment about the assumptions market participants would use in pricing the instrument].

The fair value of the notes is assumed to be equal to the initial principal amount of the notes, or par.  This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1
Class A-2[a]
[Class A-2b]
Class A-3
Class A-4
[Class B]

These interest rates are estimated based on recent pricing of notes issued in similar securitization transactions and market-based expectations for interest rates and credit risk.

In addition, based on the assumptions set forth under “Weighted Average Life of the Notes” and using the ABS model, the sponsor calculated what the expected scheduled principal payments on each class of

1 The bracketed term “expected” will be used for the preliminary prospectus as the final pricing information including the final prospectus will be used to calculate the actual fair value.

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notes would be over the course of the transaction (the “Scheduled Principal Payments”) based on when principal payments were required to be made under the terms of the Receivables during each Collection Period and which classes of notes would be entitled to receive principal payments based on the payment priorities described under “Payments on the Notes—Payments of Distributable Amounts” in this prospectus. On the basis of the Scheduled Principal Payments, the sponsor calculated the weighted average life for each class of notes.

To calculate the fair value of the certificates, the sponsor used an internal valuation model.  This model projects future interest and principal payments of the pool of Receivables, the interest and principal payments on each class of notes, and any other fees and expenses payable by the trust.  The resulting cash flows to the certificates are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows.  In completing these calculations, the sponsor made the following assumptions:

•	interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-2b notes, one-month LIBOR is assumed to reset consistent with the applicable forward rate curve as of ______, 20__].

•	principal and interest cash flows for the receivables are calculated using the assumptions as described in “Weighted Average Life of the Notes.”

•	receivables prepay at a __% ABS rate based on amortization resulting from both prepayments and losses.

•	cumulative net losses on the receivables, as a percentage of the initial Pool Balance, occur each month at the following rates:

Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)	Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)	Month	Cumulative Net Losses (as a percentage of the initial Pool Balance)
1	[_]%	11	[_]%	21	[_]%
2	[_]%	12	[_]%	22	[_]%
3	[_]%	13	[_]%	23	[_]%
4	[_]%	14	[_]%	24	[_]%
5	[_]%	15	[_]%	25	[_]%
6	[_]%	16	[_]%	26	[_]%
7	[_]%	17	[_]%	27	[_]%
8	[_]%	18	[_]%	28	[_]%
9	[_]%	19	[_]%	29	[_]%
10	[_]%	20	[_]%	30	[_]%

•	certificate cash flows are discounted at [__]%.

 AHFC developed these inputs and assumptions by considering the following factors:

•	ABS rate – estimated considering the composition of the Receivables and the performance of its prior securitized pools,

•	Cumulative net loss rate – estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the Receivables, the performance of prior securitized pools of the sponsor, trends in used vehicle values, economic conditions, and the cumulative net loss assumptions of the hired NRSROs. The shape of the cumulative net loss curve is based on a historical average of its prior securitized pools. Default and recovery rate estimates are included in the cumulative net loss assumption, and

•	Discount rate applicable to the residual cash flows – estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the

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discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

 AHFC believes that the inputs and assumptions described above include the inputs and assumptions that could have a material impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation.  The fair value of the notes and the certificates was calculated based on the assumptions described above.  You should be sure you understand these assumptions when considering the fair value calculation.

[Risk Retention Reserve Account: On or prior to the Closing Date, the issuing entity will establish an eligible account in the name of the indenture trustee for the benefit of the noteholders. The risk retention reserve account is structured to be an “eligible horizontal cash reserve account” and will be funded on the Closing Date by the retention of a portion of the purchase price for the notes in the amount equal to $[____]. Funds on deposit in the risk retention reserve account may not be used to pay the servicing fee, as long as AHFC or an affiliate of AHFC is the servicer. For all other purposes, the risk retention reserve account may be used to make any payments that are due as described under “Payments on the Notes—Payment of Distributable Amounts” in this prospectus but are otherwise unpaid, including each of the notes on the related final scheduled payment date to the extent Collections on the Receivables are insufficient to make such payments.]

The sponsor will recalculate the fair value of the [notes] [and] [the certificates] [the risk retention reserve account] following the Closing Date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. In accordance with risk retention rules, within a reasonable time after the Closing Date, the depositor will disclose the actual fair value of the [certificates] [and the] [risk retention reserve account] as a percentage of the sum of the fair value of the notes and the certificates and as a dollar amount. In addition, a description of any changes in the methodology or inputs and assumptions used to calculate the fair value will also be disclosed. These disclosures will be made on [Form 8-K][Form 10-D] filed under the CIK number of the depositor.]

[The depositor may transfer all or a portion of [the eligible vertical interest] [and] [the eligible horizontal residual interest] to another majority-owned affiliate of AHFC [on or] after the closing date.]

[AHFC or its majority-owned affiliate will no longer be required to hold the [eligible vertical interest] [eligible horizontal residual interest] upon the latest to occur of (i) the date on which the outstanding Principal Balance of the Receivables is less than or equal to 33% of the initial Principal Balance as of the Closing Date, (ii) the date on which the aggregate principal amount of the notes is less than or equal to 33% of the aggregate initial principal amount of the notes on the Closing Date and (iii) the date that is two years after the Closing Date.]

REPURCHASE REQUESTS

The transaction documents for prior pools of retail installment sale contracts that were securitized by American Honda Finance Corporation contain covenants requiring the repurchase of an underlying receivable for the breach of a related representation or warranty that materially and adversely affects the interests of the noteholders and is not cured. In the past year, neither American Honda Finance Corporation nor any of its affiliated securitizers have received a demand to repurchase any receivable underlying a securitization of retail installment sale contracts sponsored by American Honda Finance Corporation. American Honda Finance Corporation, as the securitizer to cover all affiliated securitizers, discloses all fulfilled and unfulfilled repurchase requests for receivables that were the subject of a demand to repurchase on SEC Form ABS-15G. American Honda Finance Corporation filed its most recent Form ABS-15G, on behalf of itself and its affiliated securitizers, with the SEC on [_____]. American Honda Finance Corporation’s CIK number is 0000864270. Additional information regarding AHFC in its capacities as sponsor, originator, servicer and administrator may be found under “The Sponsor, Originator, Servicer and Administrator” and “Description of the Transfer and Servicing Agreements” in this prospectus.

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AFFILIATIONS AND RELATED TRANSACTIONS

The trust and the depositor are affiliates of the sponsor. There is not currently, and there was not during the past two years, any material business relationship, agreement, arrangement, transaction or understanding that is or was entered into outside the ordinary course of business or is or was on terms other than would be obtained in an arm’s length transaction with an unrelated third party, between any of the depositor, the trust and the sponsor. [Add disclosure if any credit enhancement provider, trustee or asset representations reviewer is an affiliate of any other party to the transaction.]

THE OWNER TRUSTEE[, THE DELAWARE TRUSTEE] AND THE INDENTURE TRUSTEE

[______________] is the owner trustee under the trust agreement. [______________] is a [national banking corporation]. The principal executive offices of [_________] are located at [________________]. The owner trustee will act on behalf of the certificateholders and represent their rights and interests in the exercise of their rights under the trust agreement. The owner trustee will also execute and deliver all agreements required to be entered into on behalf of the issuing entity

[Description of experience serving as owner trustee for ABS transactions involving auto receivables for AHFC and others will be provided by owner trustee]

[Insert disclosure about owner trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

[[______________] is the Delaware trustee under the trust agreement. [______________] is a [Delaware trust company]. The principal executive offices of the Delaware trustee are located at [______________]. The Delaware trustee will act solely in the capacities required under the Delaware Statutory Trust Act. [Description of experience serving as Delaware trustee for ABS transactions involving auto receivables for AHFC and others will be provided by Delaware trustee.]]

[Insert disclosure about Delaware trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

[______________] is the indenture trustee under the indenture (which, in such capacity, we refer to as the “indenture trustee”). [______________] is a [banking corporation] [national banking association] and its corporate trust offices are located at [______________].The indenture trustee will act on behalf of the noteholders and represent their rights and interests in the exercise of their rights under the indenture.

[Description of experience serving as indenture trustee for ABS transactions involving auto receivables for AHFC and others will be provided by indenture trustee]

[Insert disclosure about indenture trustee required under Items 1109, 1117 and 1119 of Regulation AB.]

The indenture trustee will make each monthly report available to each holder of notes via the indenture trustee’s internet website at http://[______]. Holders of notes with questions, including regarding the use of the indenture trustee’s internet website, may direct them to the indenture trustee’s bondholder services group at [_________].

The depositor and its affiliates may maintain normal commercial banking relations with the indenture trustee and its affiliates. We sometimes collectively refer to the indenture trustee[, the Delaware trustee] and the owner trustee as the trustees.

Any trustee’s liability in connection with the issuance and sale of the securities is limited solely to the express obligations of that trustee set forth in the trust agreement, sale and servicing agreement or indenture, as applicable. Under the indenture, the indenture trustee, and its officers, directors, employees and agents, are indemnified by the administrator for all costs, losses, liabilities and expenses (including, but not limited to, attorneys fees) incurred in connection with the performance of its duties, except those resulting from its own willful misconduct, negligence or bad faith. Under the trust agreement, [(i)] the owner trustee will not be held answerable or accountable under any circumstances except for those arising from its own willful misconduct, bad faith or gross negligence or for inaccuracies in any representations or warranties expressly

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made by the owner trustee [and (ii) the Delaware trustee will not be held answerable or accountable under any circumstances except for those arising from its own willful misconduct, bad faith or gross negligence or for inaccuracies in any representations or warranties expressly made by the Delaware trustee]. In addition, [each of the Delaware trustee and] the owner trustee has the right to seek adequate security or indemnities from the related certificateholders prior to the undertaking of any course of action requested by such certificateholders. Pursuant to the administration agreement, the administrator will provide the required indemnification to each trustee; however, if the administrator is unable to pay these obligations, they would be an obligation of the issuing entity. See “Description of the Transfer and Servicing Agreements—Administration Agreement” in this prospectus.

A trustee may resign at any time, in which event the issuing entity (in the case of the indenture trustee) or the administrator, or its successor, (in the case of the owner trustee [or the Delaware trustee]) will be obligated to appoint a successor thereto. In addition, AHFC, in its capacity as administrator under the administration agreement, which we refer to in this prospectus as the “administrator,” on behalf of the issuing entity, may also remove a trustee that becomes insolvent or otherwise ceases to be eligible to continue in that capacity under the trust agreement or indenture, as applicable. Under the administration agreement, the administrator will be liable for any resulting expenses, but if the administrator is not able to pay, any transition expenses would become an obligation of the issuing entity. Any resignation or removal of a trustee and appointment of a successor trustee will not become effective until acceptance of the appointment by the successor.

For additional information regarding the roles and obligations of the trustees, see “Description of the Transfer and Servicing Agreements—Duties of the Owner Trustee[, the Delaware Trustee] and the Indenture Trustee” in this prospectus.

THE ASSET REPRESENTATIONS REVIEWER

[___], a [___],has been appointed as asset representations reviewer pursuant to an agreement among the sponsor, the servicer, the depositor, the indenture trustee and the asset representations reviewer. [Insert description of the extent to which the asset representations reviewer has had prior experience serving as an asset representations reviewer for asset-backed securities transactions involving automobile receivables.]

The asset representations reviewer is not affiliated with the sponsor, the depositor, the servicer, the indenture trustee[, the Delaware trustee], the owner trustee or any of their affiliates, nor has the asset representations reviewer been hired by the sponsor or an underwriter to perform pre-closing due diligence work on the Receivables. The asset representation reviewer may not resign unless the asset representation reviewer is merged into or becomes an affiliate of the sponsor, the servicer, the indenture trustee, the owner trustee or any person hired by the sponsor or an underwriter to perform pre-closing due diligence work on the Receivables. Upon the occurrence of such an event, the asset representations reviewer shall promptly resign and the servicer shall appoint a successor asset representations reviewer. All reasonable costs and expenses incurred in connection with the required resignation of the asset representations reviewer and the appointment of a successor asset representations reviewer shall be paid by the [predecessor asset representations reviewer][sponsor].

The asset representations reviewer will be responsible for reviewing the Subject Receivables for compliance with the Pool Asset Representations. Under the asset representations review agreement, the asset representations reviewer will be entitled to be paid the fees and expenses set forth under “Description of the Transfer and Servicing Agreements—Asset Representations Review—Fees and Expenses for Asset Review” in this prospectus. The asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement, as described under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus. The originator and the depositor are required under the asset representation review agreement to provide the asset representation reviewer copies of the receivable files and to make available to the asset representation reviewer the related contracts and records maintained by such person during normal business hours upon reasonable prior written notice in connection with a review of the Receivables. The asset representations reviewer will be required to keep all information about the Receivables obtained by it in confidence and

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may not disclose that information other than as required by the terms of the asset representations review agreement and applicable law. [Insert description of indemnification provisions, if any, that entitle the asset representations reviewer to be indemnified from Available Amounts that otherwise would be used to pay holders of the notes and a description of any limitations on liability of the asset representations reviewer.]

[[THE CAP PROVIDER] [THE SWAP COUNTERPARTY]]

[[___] (“[____]”), a [____], will be the [Swap Counterparty (the “Swap Counterparty”)][cap provider (the “cap provider”)] for the floating rate notes. The [Swap Counterparty][cap provider] is the principal subsidiary of [•], a [•]. The [Swap Counterparty][cap provider] is a [•] with its principal place of business located at [•].

[Insert disclosure required by Item 1115 of Regulation AB.]

Upon the occurrence of an event of default or termination event specified in each Interest Rate [Cap][Swap] Agreement, if any, the Interest Rate [Cap][Swap] Agreement may be replaced with a replacement interest rate [cap][swap] agreement as described in [“Interest Rate Cap Agreement”][“Swap Agreement”] in this prospectus.]

AHFC, the depositor and their respective affiliates may maintain normal commercial banking relationships with the [cap provider][Swap Counterparty] and its affiliates.]

THE RECEIVABLES

General

The property of the trust will consist of the Receivables[, rights under the Swap Agreement and payments made by the Swap Counterparty under the Swap Agreement]. The Receivables were originated by Dealers in accordance with AHFC’s requirements under the Dealer Agreements. The Receivables evidence the indirect financing made available by AHFC to the Obligors. The Receivables are secured by the Financed Vehicles and all principal and interest payments due on or after the Cutoff Date and other property specified in the related Receivable.

AHFC purchased the Receivables from the Dealers in the ordinary course of business in accordance with AHFC’s underwriting guidelines. For a more detailed description of AHFC’s underwriting guidelines, we refer you to “The Sponsor, Originator, Servicer and Administrator—Origination” in this prospectus.

On or before the Closing Date, AHFC will sell the Receivables to the depositor. The depositor will, in turn, sell the Receivables to the trust on the Closing Date pursuant to the sale and servicing agreement. For a description of the agreements governing the sale and assignment of the Receivables to the trust, see “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus.

AHFC will continue to service the Receivables in its capacity as servicer.

Characteristics of the Receivables

The Receivables to be held by the trust will be selected from those motor vehicle retail installment sale contracts in AHFC’s portfolio that meet several criteria as of the Cutoff Date. These criteria provide that each Receivable:

•	was originated in the United States and the Obligor is not a federal, state or local governmental entity;

•	has a contractual annual percentage rate specified in the promissory note associated with each Receivable (which we refer to in this prospectus as the “APR”) ranging from [_]% to [_]%;

•	provides for level monthly payments that fully amortize the amount financed over its original term except that the first or last payment during the life of the Receivable may be minimally different from the level payment;

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•	has a remaining term to maturity of not less than [_] months and not more than [_] months;

•	is less than 30 days past due;

•	has been entered into by an Obligor that was not in bankruptcy proceedings or is bankrupt or insolvent (according to the records of AHFC);

•	is secured by a Financed Vehicle that was not in repossession (according to the records of AHFC);

•	is attributable to the purchase of a new or used Honda or Acura automobile and is secured by that automobile;

•	provides for the related monthly payment on a Financed Vehicle owed by the related Obligor (each such payment, a “Scheduled Payment”) according to the simple interest method (as described below), and

•	except as otherwise permitted under the sale and servicing agreement, provides for scheduled monthly payments that fully amortize the amount financed by such Receivable over its original term (except that the first or last payment in the life of the Receivable may be minimally different from the level payment);

Payments on Receivables using the “simple interest method” will be applied first to interest accrued through the date immediately preceding the date of payment and then to unpaid principal. Accordingly, if an Obligor pays an installment before its due date, the portion of the payment allocable to interest for the payment period will be less than if the payment had been made on the due date, the portion of the payment applied to reduce the Principal Balance will be correspondingly greater, and the Principal Balance will be amortized more rapidly than scheduled.

[The ability of the servicer to make modifications on the Receivables is not expected to have a material impact on the distributions on the notes described in this prospectus.] [Insert description of the impact, if any, of modifications on the receivables to distribution on the notes if applicable.] For a description of the servicer’s ability to make modifications to the Receivables, see “Description of the Transfer and Servicing Agreements—Servicing Procedures” in this prospectus.

No selection procedures believed to be adverse to the noteholders will be utilized in selecting the Receivables from qualifying retail installment sale contracts or from the receivables in the pool. For a description of AHFC’s loss and delinquency experience on its managed pool portfolio, see “The Sponsor, Originator, Servicer and Administrator—Servicing Experience” in this prospectus.

Pool Underwriting

The pool of receivables for the trust consists of the Receivables sold on or before the Closing Date by AHFC to the depositor pursuant to the receivables purchase agreement and subsequently by the depositor to the trust pursuant to the sale and servicing agreement.

The Receivables have been originated by Dealers in accordance with AHFC’s requirements and subsequently purchased by AHFC in the ordinary course of business from Dealers pursuant to Dealer Agreements. The Receivables evidence the indirect financing made available by AHFC to the related Obligors in connection with the purchase by such Obligors of the related Financed Vehicles. AHFC purchases Receivables from Dealers originated in accordance with AHFC’s underwriting guidelines and credit standards, as described under “The Sponsor, Originator, Servicer and Administrator—Origination” in this prospectus.

The Receivables were selected from AHFC’s portfolio of automobile and/or light-duty truck retail installment sales contracts that meet several criteria as described above under “The Receivables—Characteristics of the Receivables”.

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Composition of the Receivables in the Pool as of the Cutoff Date

Aggregate Principal Balance
Number of Receivables
Average Principal Balance
Range of Principal Balances
Average Original Amount Financed
Range of Original Amount Financed
Weighted Average APR(1)
Range of APRs
Weighted Average Original Term to Maturity(1)
Range of Stated Original Terms to Maturity
Weighted Average Remaining Term to Maturity(1)
Range of Remaining Terms to Maturity
Percentage by Principal Balance of Receivables of Used Automobiles
Percentage by Principal Balance of Receivables of New Automobiles
Percentage by Principal Balance of Receivables of Honda automobiles
Percentage by Principal Balance of Receivables of Acura automobiles
Range of FICO scores(2)(3)
Non-Zero Weighted Average FICO score(1)(2)(3)

(1)	Weighted by Pool Balance as of the Cutoff Date.

(2)	Non-zero weighted average FICO score and the range of FICO scores are calculated excluding accounts for which we do not have a FICO score.

(3)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

As of the Cutoff Date, the receivables in the pool described in this prospectus had an aggregate principal balance of $[____].

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Distribution of the Receivables in the Pool by APR as of the Cutoff Date
(Percentages may not add to 100.00% due to rounding)

Range of APRs (%)	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Non-Zero Weighted Average FICO Scores(1)(2)
0.01 - 1.00
1.01 - 2.00
2.01 - 3.00
3.01 - 4.00
4.01 - 5.00
5.01 - 6.00
6.01 - 7.00
7.01 - 8.00
8.01 - 9.00
9.01 - 10.00
10.01 - 11.00
11.01 - 12.00
12.01 - 13.00
13.01 - 14.00
14.01 - 15.00
15.01 - 16.00
16.01 - 17.00
17.01 - 18.00
18.01 - 19.00
19.01 - 20.00
20.01 - 21.00
22.01 - 23.00
Total:

(1)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(2)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

(3)	Less than 0.005% but greater than zero.

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Distribution of the Receivables in the Pool by State as of the Cutoff Date(1)
(Percentages may not add to 100.00% due to rounding)

State	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Weighted Average APR(2)	Non-Zero Weighted Average FICO Scores(3)(4)
Alabama
Alaska
Arizona
Arkansas
California
Colorado
Connecticut
Delaware
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Montana
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
Virginia
Washington
West Virginia
Wisconsin
Wyoming
Total:

(1)	Based solely on the billing address of the related Obligor.

(2)	Weighted by Pool Balance as of the Cutoff Date.

(3)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(4)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

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Distribution of the Receivables in the Pool by Principal Balance
as of the Cutoff Date
(Percentages may not add to 100.00% due to rounding)

Range of Principal Balances ($)	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Weighted Average APR(1)	Non-Zero Weighted Average FICO Scores(2)(3)
0.01 - 5,000.00
5,000.01 - 10,000.00
10,000.01 - 15,000.00
15,000.01 - 20,000.00
20,000.01 - 25,000.00
25,000.01 - 30,000.00
30,000.01 - 35,000.00
35,000.01 - 40,000.00
40,000.01 - 45,000.00
45,000.01 - 50,000.00
50,000.01 - 55,000.00
55,000.01 - 60,000.00
60,000.01 - 65,000.00
65,000.01 - 70,000.00
Total:

(1)	Weighted by Pool Balance as of the Cutoff Date.

(2)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(3)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

(4)	Less than 0.005% but greater than zero.

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Distribution of the Receivables in the Pool by Original Amount Financed as of the Cutoff Date
(Percentages may not add to 100.00% due to rounding)

Range of Original Amount Financed ($)	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Weighted Average APR(1)	Non-Zero Weighted Average FICO Scores(2)(3)
0.01 - 5,000.00
5,000.01 - 10,000.00
10,000.01 - 15,000.00
15,000.01 - 20,000.00
20,000.01 - 25,000.00
25,000.01 - 30,000.00
30,000.01 - 35,000.00
35,000.01 - 40,000.00
40,000.01 - 45,000.00
45,000.01 - 50,000.00
50,000.01 - 55,000.00
55,000.01 - 60,000.00
60,000.01 - 65,000.00
65,000.01 - 70,000.00
70,000.01 - 75,000.00
75,000.01 - 80,000.00
Total:

(1)	Weighted by Pool Balance as of the Cutoff Date.

(2)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(3)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

(4)	Less than 0.005% but greater than zero.

Distribution of the Receivables in the Pool by Original Term to Maturity as of the Cutoff Date
(Percentages may not add to 100.00% due to rounding)

Range of Original Term to Maturity (months)	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Weighted Average APR(1)	Non-Zero Weighted Average FICO Scores(2)(3)
13 - 24
25 - 36
37 - 48
49 - 60
61 - 72
Total:

(1)	Weighted by Pool Balance as of the Cutoff Date.

(2)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(3)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

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Distribution of the Receivables in the Pool by Remaining Term to Maturity as of the Cutoff Date
(Percentages may not add to 100.00% due to rounding)

Range of Remaining Term to Maturity (months)	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Weighted Average APR(1)	Non-Zero Weighted Average FICO Scores(2)(3)
1 - 12
13 - 24
25 - 36
37 - 48
49 - 60
61 - 72
Total:

(1)	Weighted by Pool Balance as of the Cutoff Date.

(2)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(3)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

Distribution of the Receivables in the Pool by Credit Grade at Time of Origination as of the Cutoff Date

(Percentages may not add to 100.00% due to rounding)

Credit Grade(1)	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Non-Zero Weighted Average FICO Scores(2)(3)(4)	Range of FICO Scores(3)(4)
A
B
C
D
Total:

(1)	Credit Grade is based on AHFC’s classification using proprietary internal scoring methodology in evaluating customers’ credit quality. We refer you to “The Receivables—Credit Metric-Credit Grade” in this prospectus for a description of AHFC’s scoring methodology.

(2)	Weighted by Pool Balance as of the Cutoff Date.

(3)	Non-zero weighted average FICO scores and the range of FICO scores are calculated excluding accounts for which we do not have a FICO score.

(4)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

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Distribution of the Receivables in the Pool by Model as of the Cutoff Date
(Percentages may not add to 100.00% due to rounding)

Model	Number of Receivables	Percentage of Aggregate Number of Receivables	Pool Balance	Percentage of Pool Balance	Weighted Average APR(1)	Non-Zero Weighted Average FICO Scores(2)(3)
Accord
CRV
Civic
Odyssey
Pilot
RDX
Fit
MDX
TL
TSX
Crosstour
ILX
Other(4)
Total:

(1)	Weighted by Pool Balance as of the Cutoff Date.

(2)	Non-zero weighted average FICO scores are weighted by Pool Balance as of the Cutoff Date and calculated excluding accounts for which we do not have a FICO score.

(3)	FICO scores are shown for portfolio comparative purposes only. The FICO score may not have been used in the original credit decision process.

(4)	Individual models in this category make up less than 1.00% of the Pool Balance as of the Cutoff Date.

[Electronic Contracting]

[Approximately [●]% of the receivables (by aggregate principal balance as of the Cutoff Date) were originated as electronic contracts. AHFC has contracted with a third-party to facilitate the process of creating and storing those electronic contracts. The third-party’s technology system permits transmission, storage, access and administration of electronic contracts and is comprised of proprietary and third-party software, hardware, network communications equipment, lines and services, computer servers, data centers, support and maintenance services, security devices and other related technology materials that enable electronic contracting in the automobile retail industry. The third-party’s system allows for the transmission, storage, access and administration of electronic contracts. Through use of the third-party’s system, a Dealer originates electronic retail installment contracts and then transfers these electronic contracts to AHFC.

The third party system uses a combination of technological and administrative features that are designed to: (i) designate a single copy of the record or records comprising an electronic contract as being the single authoritative copy of the receivable; (ii) manage access to and the expression of the authoritative copy; (iii) identify AHFC as the owner of record of the authoritative copy; and (iv) provide a means for transferring record ownership of, and the exclusive right of access to, the authoritative copy from the current owner of record to a successor owner of record.]

Third Party Collections and Repossessions

The regional offices conduct repossessions of automobiles between 30 and 120 days of delinquency. Efforts are made to collect and maintain the account in good standing prior to ordering repossession. However, when normal collection efforts fail, AHFC may resort to repossession. AHFC uses independent contractors/repossession agencies when repossessing automobiles.

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Post-repossession and charged-off accounts are sent to a centralized operation, Honda’s national recovery center (“NRC”), for resolution. After repossession, each regional office and the NRC follow specific procedures conforming to both federal and state regulations pertaining to the sale and disposal of repossessed automobiles. Repossessed automobiles are normally sold at dealer auctions no later than 90 days after repossession, and typically 40 to 50 days after the legal redemption period mandated by applicable statute. The accounts are tracked and reported by a recovery management system created and installed by Fair Isaac Corporation.

The NRC staff sends out a series of letters notifying the charged-off account holders of their deficient balance. According to our operating policy, if there is no response, the accounts generally are placed with outside collection agencies.

All prospective collection agencies submit an RFI (request for information) and are scored through the Kepner Tregoe assessment process. Agencies that meet the criteria are required to make a formal presentation to NRC management. Those scoring highest on the Kepner Tregoe assessment, and considered qualified have site visits made by NRC management. The agencies must execute a contract with AHFC and comply with mutually agreed upon service level agreements. The contractors/repossession agencies must provide current licenses and have active membership in one or more approved recovery associations. Agencies must be bonded and have an established code of ethics that conform to industry standards. The agencies must also produce adequate insurance coverage, usually in the form of a garage liability policy that protects AHFC from claims resulting from the repossessor’s acts during the repossession. Regular reporting on accounts and a scoring system, developed by AHFC, are also used to monitor effectiveness of the agency. Operational issues or important matters are discussed in monthly conference calls with NRC management. Annual site audits are conducted to ensure compliance of the contract and service levels. If the primary agency is not successful with the recovery in 180 days of placement, responsibility for the account is transferred to a secondary collection agency. Tertiary and quaternary agencies may also be used.

DELINQUENCIES, REPOSSESSIONS AND LOAN LOSS INFORMATION

Set forth below is information concerning AHFC’s experience with respect to its entire portfolio of new and used Honda and Acura automobile retail installment sale contracts (excluding balloon contracts), which includes contracts sold by but still being serviced by AHFC. Credit losses are an expected cost of extending credit and are considered in AHFC’s rate-setting process. AHFC’s strategy is to minimize credit losses while providing financing support for the sale of new or used Honda and Acura automobiles.

Except in limited circumstances, AHFC establishes an allowance for expected credit losses and deducts amounts reflecting charge-offs. For retail financing, the account balance related to a retail installment sale contract is charged-off when the contract has been delinquent for 120 days, unless AHFC has repossessed the collateral associated with the contract. In these cases, the account balances are not charged-off until AHFC has either sold the repossessed automobile or held it in repossession inventory for more than 90 days. AHFC credits any recoveries from gross charge-offs related to a retail installment sale contract.

Delinquency, repossession and loss experience may be influenced by a variety of economic and geographic conditions and other factors beyond the control of AHFC. There is no assurance that AHFC’s delinquency, repossession and loss experience with respect to its retail installment sale contracts, or the experience of the trust with respect to the contracts, will be similar to that set forth below. Accordingly, the delinquency, repossession and net loss percentages would be expected to be higher than those shown if a group of receivables were isolated at a period in time and the delinquency, repossession and net loss data showed the activity only for that isolated group over the periods indicated.

[Disclosure of fluctuations in data to be added as appropriate.]

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Delinquency Experience(1)(5)
(Dollars In Thousands)

	At [_____]		At [____]
	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Principal Amount Outstanding(2)	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Delinquencies(3)
31 – 60 Days	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
61 – 90 Days	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
91 – 120 Days	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
121 Days or more	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Repossessions(4)	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Total Delinquencies and Repossessions	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Total Delinquencies and Repossessions as a Percentage of Principal Amount Outstanding	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%

Units Outstanding	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Delinquencies-Units
31 – 60 Days	[___]	[___]	[___]	[___]	[___]	[___]	[___]
61 – 90 Days	[___]	[___]	[___]	[___]	[___]	[___]	[___]
91 – 120 Days or more	[___]	[___]	[___]	[___]	[___]	[___]	[___]
121 Days or more	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Repossessions-Units	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Total Delinquencies and Repossessions-Units	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Total Delinquencies and Repossessions as a Percentage of Units Outstanding	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%

(1)	Includes contracts that have been sold but are still being serviced by AHFC.

(2)	Remaining principal balance and unearned finance charges for all outstanding contracts.

(3)	For the purposes of determining whether a contract is delinquent, payment is generally considered to have been made upon receipt of 100% of the payment when due and upon receipt of 90% of the sum of the current monthly payment plus any overdue monthly payments. Delinquent amounts presented are the aggregated principal balances of delinquent finance receivables.

(4)	Amounts shown represent the outstanding principal balance for contracts for which the related automobile had been repossessed and not yet liquidated.

(5)	Totals may not add exactly due to rounding.

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Net Credit Loss and Repossession Experience(1)(4)(6)
(Dollars in Thousands)

	For the [_] Months Ended [____],		For the Fiscal Year Ended March 31,
	[__]	[__]	[__]	[__]	[__]	[__]	[__]
Principal Amount Outstanding(2)	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Average Principal Amount Outstanding(3)	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Number of Contracts Outstanding	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Average Number of Contracts Outstanding(3)	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Number of Repossessions	[___]	[___]	[___]	[___]	[___]	[___]	[___]
Number of Repossessions as a Percentage of the Average Number of Contracts Outstanding(A)	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%
Gross Charge-Offs(4)	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Recoveries(5)	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
Net Losses	$[___]	$[__]	$[___]	$[___]	$[___]	$[___]	$[___]
Net Losses as a Percentage of Average Principal Amount Outstanding(A)	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%	[__]%

(A)	Annualized.

(1)	Includes contracts that have been sold but are still being serviced by AHFC.

(2)	Remaining principal balance and unearned finance charges for all outstanding contracts.

(3)	Average of the principal amounts or number of contracts, as the case may be, is calculated for a period by dividing the total monthly amounts by the number of months in the period.

(4)	Amount charged-off is the remaining principal balance, excluding any expenses associated with collection, repossession or disposition of the related automobile, plus earned but not yet received finance charges, net of any proceeds collected prior to charge-off.

(5)	Proceeds received on previously charged-off contracts.

(6)	Totals may not add exactly due to rounding.

STATIC POOLS

You can find published charts that reflect the static pool performance data of previous public securitizations of the sponsor on a Form 8-K filed with the SEC and dated [______], which may be found under American Honda Receivables LLC’s CIK 0000890975. All of the information therein is incorporated by reference into, and deemed to be part of, this prospectus and the registration statement to which this prospectus relates. We caution you that this pool of Receivables may not perform in a similar manner to the receivables in other trusts.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the static pool differs from

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the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the static pools presented.]

DEPOSITOR REVIEW OF RECEIVABLES

The depositor performed a review of the pool of Receivables in order to provide reasonable assurance that the information contained in this prospectus regarding the pool of Receivables is accurate in all material respects. This review consisted of an underwriting review, eligibility review, contract review, and a review of the disclosures concerning the assets in this prospectus. The depositor consulted with and was assisted by appropriate securitization personnel of AHFC in performing the review and confirmed with senior management that they performed a comprehensive review of the information about the Receivables contained in this prospectus. The depositor and AHFC designed the nature and extent of the procedures used for the receivables review. Portions of the review of legal matters and the review of statistical information were performed by AHFC personnel with the assistance of third parties engaged by the depositor and AHFC. In addition, the descriptions of the general information about the Receivables was reviewed and confirmed as accurate by relevant personnel at AHFC. The depositor takes full responsibility for the review of the Receivables and attributes all findings and conclusions of the review to itself.

As described under “The Sponsor, Originator, Servicer and Administrator—Origination” and “The Receivables—Pool Underwriting”, the pool of Receivables being sold to the trust was underwritten in accordance with the originator’s underwriting guidelines.

AHFC performed a review of the receivables to confirm that they satisfy the criteria set forth in this prospectus under “The Receivables”. Manual cross-checks were performed to ensure that the applicable systematic and manual filters, which are designed to ensure that the pool conforms with the established characteristics criteria, were being applied accurately. A review was performed to confirm that the information in AHFC’s data tape accurately matched the individual receivables files. The data tape is an electronic record maintained by AHFC, which includes certain attributes of the Receivables.

A random sample of [__] receivables files were selected and [__] different data points of each selected receivable file were compared, to confirm that the attributes of such receivable files conform to the applicable information on the aggregate initial data tape of [__] records. The pool aggregate data tape containing [__] records included [__] of the sampled receivables files. A decrease in the sample size is due to the normal monthly activity of the loans, along with a decrease of receivables no longer meeting the eligibility criteria. [No exceptions were found.] [Approximately [__] Receivables, representing [__]% of the Initial Pool Balance, were originated by AHFC with exceptions made to the underwriting criteria, including [ ], [ ], [ ] and [ ]].

[Summary of certain statistical information regarding the types of exceptions and compensating factors described above to be presented in accordance with Item 1111(a)(8) of Regulation AB.]

The pool composition and stratification tables under “Composition of the Receivables in the Pool” as well as the credit quality tables under “Delinquencies, Repossessions and Loan Loss Information” in this prospectus were created by AHFC systems and were reviewed by multiple parties. No discrepancies in the pool composition and stratification tables were found and the depositor takes full responsibility for the contents thereof.

The depositor’s review of the Receivables is supported by AHFC’s extensive compliance procedures used in the day-to-day operation of its business. These procedures include regular audits of key business functions, including receivables contract purchasing, servicing and systems processing, controls to verify compliance with procedures and quality assurance reviews for credit decisions, contract purchases and securitization processes. In addition, AHFC has an integrated network of computer applications to make certain that information about the Receivables is accurately captured and maintained in its receivables files and other systems. These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and

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accurately. All of these controls and procedures ensure integrity of data and information and accuracy of securitization disclosures.

After completion of the review described above, the depositor has concluded that it has reasonable assurance that the disclosure about the Receivables in this prospectus is accurate in all material respects.

[ASSET LEVEL INFORMATION]

[For securities issued after November 23, 2016: The issuing entity has provided asset-level information regarding the Receivables that will be owned by the issuing entity as of the Closing Date (the “asset-level data”) as an exhibit to a Form ABS-EE that was filed by the issuing entity on [●], which is hereby incorporated by reference. The asset-level data comprises each of the of the data points required with respect to automobile loans identified on Schedule AL to Regulation AB and generally includes, with respect to each Receivable, the related asset number, the reporting period covered, general information about the Receivable, information regarding the related Financed Vehicle, information about the related Obligor, information about activity on the Receivable, information about delinquencies on the Receivables and information about modifications and charge-offs of the Receivable since it was originated. In addition, the issuing entity will provide updated asset-level data with respect to the Receivables each month as an exhibit to the monthly distribution reports filed with the SEC on Form 10-D.]

USE OF PROCEEDS

The trust will use the net proceeds from the sale of the notes to purchase Receivables from the depositor. The depositor will use the net proceeds from the sale of the notes to purchase the Receivables from AHFC pursuant to the receivables purchase agreement, and to fund the reserve fund and the yield supplement account. [There are no other expenses incurred in connection with the selection and acquisition of the pool assets that will be payable from offering proceeds, nor are there any such material expenses that would be paid by a transaction party.]

MATURITY AND PREPAYMENT CONSIDERATIONS

No principal payments will be made on the class A-2 notes until the class A-1 notes have been paid in full, and, except upon the occurrence of an Event of Default, (i) no principal payments will be made on the class A-3 notes until the class A-1 and class A-2 notes have been paid in full [and][,] (ii) no principal payments will be made on the class A-4 notes until the class A-1, class A-2 and class A-3 notes have been paid in full [and (iii) no principal payments will be made on the class B notes until the class A-1, class A-2, class A-3 and class A-4 notes have been paid in full]. However, following an Event of Default, principal payments will be made first to the holders of the class A-1 notes until they have been paid in full and after the class A-1 notes have been paid in full, principal payments will be made to the class A-2 notes [pro rata to the Class A-2a notes, the Class A-2b notes], class A-3 notes and class A-4 notes on a pro rata basis, based on the outstanding principal balance of those classes of notes until they have been paid in full [and after all the class A notes have been paid in full, principal payments will be made to the class B notes until the class B notes have been paid in full]. We refer you to “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus for a more detailed description of the events of default. In addition, no principal payments will be made on the certificates until all classes of notes have been paid in full. We refer you to “Payments on the Notes” in this prospectus.

In addition, the proceeds of any liquidation of the assets of the trust may be insufficient to pay in full all accrued interest on and principal of each outstanding class of notes. [In addition, if the Swap Agreement is terminated, the trust may be obligated to make a Swap Termination Payment to the Swap Counterparty in an amount that the trust cannot estimate as of the date of this prospectus. Certain of these Swap Termination Payments paid by the trust may reduce the amounts available to be paid to noteholders.]

81

Because the rate of payment of principal of each class of notes depends primarily on the rate of payment (including prepayments) of the principal balance of the Receivables, final payment of any class of notes could occur significantly earlier or later than their respective final scheduled payment dates set forth on the front cover in this prospectus. For this purpose, the term “prepayments” includes prepayments in full, partial prepayments (including those related to rebates of extended warranty contract costs and insurance premiums), liquidations due to default as well as receipts of proceeds from physical damage, credit life and disability insurance policies and repurchases or purchases by AHFC of particular Receivables for administrative reason or for breaches of representations and warranties. All of the Receivables will be prepayable at any time without penalty to the Obligor. The rate of prepayment of retail installment sale contracts are influenced by a variety of economic, social and other factors, including the fact that an Obligor generally may not sell or transfer the Financed Vehicle securing a Receivable without the consent of the servicer. The rate of prepayment on the Receivables may also be influenced by the structure of the related contract. In addition, under some circumstances, the servicer will be obligated to repurchase Receivables from the trust pursuant to the sale and servicing agreement as a result of breaches of particular representations and warranties or covenants. We refer you to “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” and “—Servicing Procedures” in this prospectus. We also refer you to “Description of the Transfer and Servicing Agreements—Termination; Optional Redemption” in this prospectus regarding the servicer’s option to purchase the Receivables from the trust. No assurance can be made as to the rate of prepayments on the Receivables in either stable or changing interest rate environments. No assurance can be given that any historical experience the servicer may have with respect to prepayments on the Receivables is predictive of future results.

WEIGHTED AVERAGE LIFE OF THE NOTES

The term “weighted average life” means the average amount of time during which each dollar of principal of a Receivable is outstanding. The weighted average life of the notes will generally be influenced by the rate at which the Principal Balances of the Receivables are paid, which payment may be in the form of scheduled amortization or prepayments.

Prepayments on automobile receivables can be measured relative to a payment standard or model. The model used in this prospectus, the Absolute Prepayment Model (“ABS”), represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables in question are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be paid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1.0% ABS rate means that 1.0% of the receivables, or 100 receivables, prepay each month.

ABS does not purport to be a historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of receivables, including the Receivables.

The tables below (the “ABS Tables”) have been prepared on the basis of the characteristics of the Receivables described under “The Receivables” above. The ABS Tables indicate the projected weighted average life of each class of notes and set forth the percentage of the initial principal amount of each class of notes that is projected to be outstanding after each of the Payment Dates shown at various constant ABS percentages. In calculating the expected final payment date shown on the cover to this prospectus, an ABS percentage of [_]% was utilized and the servicer’s Clean-up Call Option was assumed to be exercised on the earliest Payment Date on which it is permitted.

The ABS Tables assume that:

•	the Receivables prepay in full at the specified constant percentage of ABS monthly, with no defaults, losses or repurchases,

•	each scheduled monthly payment on each Receivable is scheduled to be made and is made on the last day of each month and each month has 30 days,

82

•	payments are made on the notes on each Payment Date (and each such date is assumed to be the [_] day of each applicable month),

•	there is no event resulting in the acceleration of the notes,

•	[there is no Swap Termination,]

•	[the net of swap payments from the trust to the Swap Counterparty and swap payments from the Swap Counterparty to the trust is zero,]

•	except as indicated in the ABS Tables, the servicer does not exercise its option to purchase the Receivables on the earliest Payment Date on which such option may be exercised.

•	The hypothetical pools each have a cutoff date of [___].

•	all classes of notes accrue interest at fixed rates, and

•	the class A-[_] notes accrue interest on an actual/360 basis and the class A-[_] notes, class A-[_] notes and class A-[_] notes accrue interest on a 30/360 basis.

The ABS Tables also assume that the Receivables have been aggregated into hypothetical pools with all of the receivables within each such pool having the following characteristics and that the level scheduled monthly payment for each of the pools (which is based on the aggregate principal balance, APR, original term to maturity and remaining term to maturity as of the assumed cutoff date) will be such that each pool will be fully amortized by the end of its remaining term to maturity.

Pool	Aggregate Principal Balance ($)	Weighted Average APR (%)	Weighted Average Remaining Term to Maturity (in months)	Weighted Average Age (in months)	Weighted Average Original Term to Maturity (in months)
1
2
3
4
5
6
Total:

The actual characteristics and performance of the Receivables will differ from the assumptions used in constructing the ABS Tables. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the Receivables will prepay at a constant level of ABS until maturity or that all of the Receivables will prepay at the same level of ABS. Moreover, the diverse terms of receivables within each of the hypothetical pools could produce slower or faster principal distributions than indicated in the ABS Table at the various constant percentages of ABS specified, even if the original and remaining terms to maturity of the Receivables are as assumed. Any difference between such assumptions and the actual characteristics and performance of the Receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average life of each class of notes.

83

Percentage of Initial Class A-1 Note Principal at Various ABS Percentages

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%	2.00%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Maturity (years)(1)(2)	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Call (years)(1)(3)	[_]	[_]	[_]	[_]	[_]	[_]

(1)	The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

(2)	This calculation assumes that the servicer does not exercise its Clean-up Call Option.

(3)	This calculation assumes that the servicer exercises its Clean-up Call Option on the earliest Payment Date on which it is permitted.

This table has been prepared based on the assumptions herein (including the assumptions regarding the characteristics and performance of the Receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

84

Percentage of Initial Class A-2 Note Principal at Various ABS Percentages

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%	2.00%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Maturity (years)(1)(2)	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Call (years)(1)(3)	[_]	[_]	[_]	[_]	[_]	[_]

(1)	The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.

(2)	This calculation assumes that the servicer does not exercise its Clean-up Call Option.

(3)	This calculation assumes that the servicer exercises its Clean-up Call Option on the earliest Payment Date on which it is permitted.

This table has been prepared based on the assumptions herein (including the assumptions regarding the characteristics and performance of the Receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

85

Percentage of Initial Class A-3 Note Principal at Various ABS Percentages

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%	2.00%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Maturity (years)(1)(2)	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Call (years)(1)(3)	[_]	[_]	[_]	[_]	[_]	[_]

(1)	The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.
(2)	This calculation assumes that the servicer does not exercise its Clean-up Call Option.
(3)	This calculation assumes that the servicer exercises its Clean-up Call Option on the earliest Payment Date on which it is permitted.

This table has been prepared based on the assumptions herein (including the assumptions regarding the characteristics and performance of the Receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

86

Percentage of Initial Class A-4 Note Principal at Various ABS Percentages

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%	2.00%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Maturity (years)(1)(2)	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Call (years)(1)(3)	[_]	[_]	[_]	[_]	[_]	[_]

(1)	The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.
(2)	This calculation assumes that the servicer does not exercise its Clean-up Call Option.
(3)	This calculation assumes that the servicer exercises its Clean-up Call Option on the earliest Payment Date on which it is permitted.

This table has been prepared based on the assumptions herein (including the assumptions regarding the characteristics and performance of the Receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

87

[Percentage of Initial Class B Note Principal at Various ABS Percentages]

Payment Date	0.50%	1.00%	1.30%	1.50%	1.70%	2.00%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
[___]	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Maturity (years)(1)(2)	[_]	[_]	[_]	[_]	[_]	[_]
Weighted Average Life To Call (years)(1)(3)	[_]	[_]	[_]	[_]	[_]	[_]

(1)	The weighted average life of a note is determined by (x) multiplying the amount of each principal payment on a note by the number of years from the date of issuance of the note to the related Payment Date, (y) adding the results and (z) dividing the sum by the original principal amount of the note.
(2)	This calculation assumes that the servicer does not exercise its Clean-up Call Option.
(3)	This calculation assumes that the servicer exercises its Clean-up Call Option on the earliest Payment Date on which it is permitted.

This table has been prepared based on the assumptions herein (including the assumptions regarding the characteristics and performance of the Receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

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POOL FACTORS AND TRADING INFORMATION

The “Note Pool Factor” with respect to any class of notes will be a seven-digit decimal indicating the principal amount of that class of notes as of the close of business on the Payment Date in that month as a fraction of the respective principal amount thereof as of the Closing Date. The servicer will compute the Note Pool Factor each month for each class of notes. Each Note Pool Factor will initially be 1.0000000 and thereafter will decline to reflect reductions in the principal amount of each class of notes. The portion of the principal amount of any class of notes for a given month allocable to a noteholder can be determined by multiplying the original denomination of the holder’s note by the related Note Pool Factor for that month.

The “Certificate Pool Factor” for the certificates will be a seven-digit decimal which the servicer will compute prior to each Payment Date with respect to the certificates indicating the remaining Certificate Balance of the certificates, as of the close of business on the last day of the applicable Collection Period, as a fraction of the Original Certificate Balance of the certificates. The Certificate Pool Factor will initially be 1.0000000 and thereafter will decline to reflect the reduction of the Certificate Balance. The certificateholder’s portion of the aggregate outstanding Certificate Balance is the product of (1) the original denomination of that certificateholder’s certificate and (2) the Certificate Pool Factor.

The noteholders will receive monthly reports concerning payments received on the Receivables, the outstanding balance of the Receivables, the Certificate Pool Factor and Note Pool Factor, and various other items of information.

THE NOTES

General

The notes will be issued pursuant to the terms of the indenture, a form of which has been filed as an exhibit to the registration statement. A copy of the final signed indenture will be filed with the Securities and Exchange Commission on Form 8-K on or prior to the date the final prospectus is required to be filed. The following summary describes material terms of the notes and the indenture and does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the notes and the indenture.

The offered notes will be issued in book-entry form; provided that, any retained notes may be issued as definitive notes and will be registered in the name of the depositor. The depositor has been informed by DTC that DTC’s nominee will be Cede & Co. Accordingly, that nominee is expected to be the sole holder of record of the offered notes of each class. No noteholder will be entitled to receive a physical certificate representing an offered note until definitive notes are issued under the limited circumstances described in this prospectus. All references in this prospectus to actions by noteholders refer to actions taken by DTC upon instructions from its participating organizations and all references in this prospectus to payments, notices, reports and statements to noteholders refer to payments, notices, reports and statements to DTC or its nominee, as the registered holder of the notes, for distribution to noteholders in accordance with DTC’s procedures.

We refer you to “Certain Information Regarding the Securities—Book-Entry Registration” and “—Definitive Securities” in this prospectus.

Minimum Denominations

The notes of each class shall be issued in U.S. Dollars in minimum denominations of $[1,000] and integral multiples of $[1,000] in excess thereof.

Payments of Interest

The class A-[_], class A-[_] [and][,] class A-[_] [and class B] notes will bear interest at a fixed rate on the principal balance of such class as set forth on the cover of this prospectus. [The class A-[_] [and class A-2b notes] will bear interest at a floating rate based on [One-Month LIBOR] as set forth on the cover of this prospectus.] Interest will be due and payable to the noteholders on each Payment Date commencing

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[_______]. We refer you to “Certain Information Regarding the Securities—Fixed Rate Securities” and “—Floating Rate Securities” in this prospectus.

[Interest on the outstanding principal amount of class A-[_] notes [and class A-2b notes] will accrue at the related interest rate from and including the most recent Payment Date on which interest has been paid (or from and including the Closing Date with respect to the first Payment Date) to but excluding the current Payment Date.] Interest on the class A-[_], class A-[_] [and][,] class A-[_] [and class B] notes will accrue at the applicable interest rate from and including the [_] day of the month (or from and including the Closing Date with respect to the first Payment Date) and to and excluding the [_] day of the following calendar month

[The administrator will determine One-Month LIBOR as described under the heading “Certain Information Regarding the Securities—Floating Rate Securities” in this prospectus.]

Interest [on the class A-[_] notes [and the class A-2b notes] will be calculated on the basis of the actual number of days in the related Interest Period divided by 360, and interest] on the class A-[_], class A-[_] [and][,] class A-[_] [and class B] notes will be calculated on the basis of a 360 day year consisting of twelve 30-day months. Interest accrued but not paid on any Payment Date will be due on the next Payment Date, together with interest on that amount at the applicable interest rate (to the extent lawful). Interest payments on the notes will generally be made from Available Amounts and from amounts on deposit in the reserve fund, after the Servicing Fee, non-recoverable Advances[, net swap payments owed to the Swap Counterparty] and all accrued and unpaid trustees’ fees, any amounts due to the trustees for their respective fees and reimbursement of expenses or in respect of indemnification and other administrative fees of the trust, but only to the extent not otherwise paid by the administrator (which we refer to in this prospectus as the “Trust Fees and Expenses”) and any amounts due to the asset representations reviewer for its monthly fees and any costs and expenses related to an asset representations review, but only to the extent not otherwise paid by the administrator (which we refer to in this prospectus as the “Asset Representations Reviewer Fees and Expenses”); provided, however, that until the notes have been paid in full or unless an Event of Default has occurred, the annual amount paid to (i) the trustees out of the Available Amounts prior to payments on the notes shall not exceed $[____] and (ii) the asset representations reviewer out of Available Amounts prior to payments on the note shall not exceed $[______]. We refer you to “Credit Enhancement—Reserve Fund” and “Payments on the Notes” in this prospectus.

[The class A-[_] notes are entitled to [principal payments with [disproportionate][nominal][no interest payments]][interest payments with [disproportionate][nominal][no principal payments] (which we refer to in this prospectus as the “Strip Notes”).]

[In order to issue the class A-[_] notes and class A-[_] notes bearing interest at a floating rate when the Receivables bear fixed interest rates, the trust will enter into a Swap Agreement with the Swap Counterparty, as described under “Swap Agreement” in this prospectus.]

Interest payments to holders of the class A-1, class A-2, class A-3 and class A-4 notes [and any Senior Swap Termination Payments under the Swap Agreement] will have the same priority. [Interest payments to the holders of the class B notes will be subordinate to interest payments on the class A notes.] If there are insufficient Available Amounts after payment of trust obligations with higher priorities, the amount available for interest payments could be less than the amount of interest payable on the notes [and the Senior Swap Termination Payments due to the Swap Counterparty] on any Payment Date. In this case the holders of the class A notes will receive their ratable share (based upon the aggregate amount of interest due to that class) of the aggregate amount available to be distributed in respect of interest on the notes [on a pari passu basis with Senior Swap Termination Payments due to the Swap Counterparty under the Swap Agreement].

Payments of interest within any class of notes will be made on a pro rata basis among all the noteholders of that class. [Payments of interest to the class A-2a and class A-2b notes will have the same priority.] Under some circumstances, on any payment date the amount available for those payments could be less than the amount of interest payable on the notes. If this is the case, each class of noteholders will

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receive its ratable share (based upon the aggregate amount of interest due to that class of noteholders) of the aggregate amount of interest available for payment on the notes. We refer you to “Payments on the Notes” and “Credit Enhancement” in this prospectus.

Payments of Principal

The final scheduled payment date and expected final payment date for each class of notes are set forth on the cover of this prospectus. Payments of principal on each Payment Date will be made only to the extent of Available Amounts and the failure to pay principal in full of a class of notes will result in an Event of Default only on the related final scheduled payment date for such class. Until the notes have been paid in full, principal payments to noteholders will be made on each Payment Date in the amount and order of priority described in this prospectus under “Payments on the Notes—Payment of Distributable Amounts.” On each Payment Date, principal of the notes will be payable generally in an amount equal to the Noteholders’ Percentage of the [Principal Distributable Amount][First Allocation of Principal and Second Allocation of Principal]. Principal payments on the notes will be made from Available Amounts after the Servicing Fee, non-recoverable Advances [and][,] Trust Fees and Expenses, Asset Representations Reviewer Fees and Expenses [and net swap payments, if any, due to the Swap Counterparty] have been paid and after the Noteholders’ Interest Distributable Amount [and Senior Swap Termination Payments, if any] [has][have] been distributed. Notwithstanding the foregoing, if amounts actually allocated to the noteholders on any Payment Date is less than the Noteholders’ Distributable Amount, funds will be withdrawn from the reserve fund so that an amount equal to the Noteholders’ Distributable Amount may be allocated to the noteholders.

Principal payments will be allocated among the notes so that no principal payments will be made on:

•	the class A-2 notes until the class A-1 notes have been paid in full;

•	the class A-3 notes until the class A-1 and class A-2 notes have been paid in full; [and]

•	the class A-4 notes until the class A-1, class A-2 and class A-3 notes have been paid in full[; and]

•	[the class B notes until the class A-1, class A-2, class A-3 and class A-4 notes have been paid in full].

Notwithstanding the foregoing, on each Payment Date after the acceleration of the notes following an Event of Default, the Principal Distributable Amount will be paid first to holders of record of each of the class A-1 notes until the class A-1 notes have been paid in full. After the class A-1 notes have been paid in full, principal payments will be made to the class A-2 notes [pro rata to the Class A-2a notes, the Class A-2b notes], class A-3 notes and class A-4 notes on a pro rata basis based on the outstanding principal balance of each such class until they are paid in full. [After the class A-1, class A-2, class A-3 and class A-4 notes have been paid in full, principal payments will be made to the class B notes until the class B notes are paid in full.] Beginning on the Payment Date on which the notes have been paid in full, the remainder of the Principal Distributable Amount, if any, and on each subsequent Payment Date, 100% of the Principal Distributable Amount, will be paid to the holders of record of the certificates until the certificates have been paid in full. We refer you to “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus for a more detailed description of what would constitute an event of default.

The actual Payment Date on which the outstanding principal amount of any class of notes is paid may be significantly earlier or later than its final scheduled payment date set forth on the cover of this prospectus based on a variety of factors, including the factors described under “Weighted Average Life of the Notes” in this prospectus.

If the principal amount of a class of notes has not been paid in full on or prior to the related final scheduled payment date shown on the front cover of this prospectus, the Noteholders’ Principal Distributable Amount for that Payment Date will, to the extent the remaining Available Amounts are

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sufficient, include an amount sufficient to reduce the unpaid principal amount of that class of notes to zero on that Payment Date. We refer you to “Payment on the Notes—Payment of Distributable Amounts” in this prospectus.

After all amounts due and owed to the noteholders and the certificateholders [and the Swap Counterparty] have been paid in full (together with any unpaid Trust Fees and Expenses and Asset Representations Reviewer Fees and Expenses) the depositor will be entitled to any remaining Available Amounts from the collection account.

In addition, the outstanding classes of notes are redeemable in whole, but not in part, as a result of the servicer exercising its clean up call option to purchase the Receivables remaining in the pool, through an auction of such Receivables to be conducted by the indenture trustee if such clean up call option is not exercised by the servicer, or due to an early termination of the trust. Except in connection with the servicer exercising its clean up call option described in the immediately preceding sentence or in connection with the noteholders’ right to declare the related notes immediately due and payable under the indenture, no notes will be redeemable by the issuing entity and the noteholders will not have the ability to cause a redemption of their notes by the issuing entity.

[The class A-[_] notes have a fixed principal payment schedule, in the manner and to the extent as follows: [__________]. Noteholders of these notes would be entitled to receive as payments of principal on any given payment date the amounts set forth in the immediately preceding sentence.]

Payments of principal within any class of notes will be made on a pro rata basis among all the noteholders of that class.

[Prefunding Period]

[On the closing date, $[____] received from the sale of the notes, which represents approximately [____]% of the asset pool, will be deposited into a segregated prefunding account. From the closing date and on or prior to [____], referred to herein as the prefunding period, the trust will have the ability to purchase additional receivables from the depositor to the extent there are sufficient funds on deposit in the prefunding account and to the extent such additional receivables satisfy certain requirements, as described in this prospectus. To the extent sums on deposit in the prefunding account are not utilized to purchase additional receivables prior to the end of the prefunding period, such amounts will be transferred to the collection account and will become part of available amounts on the next payment date.]

[Any prefunding period may terminate prior to the end of the specified prefunding period and result in earlier than expected principal repayment of one or more classes of securities. [Specify any limitation on the ability of the sponsor or depositor to add assets and the requirements for assets that may be added to the pool.]

[Insert any additional limitations on the ability of the issuing entity to acquire additional receivables and the requirements for such additional receivables and the terms of the prefunding period in accordance with Item 1103(a)(5) and Item 1111(g) of Regulation AB.]

[Revolving Period]

[From the closing date and on or prior to [____], approximately [____]% of the principal collected on the receivables, which represents approximately [____]% of the asset pool, may be applied by the trustee to the acquisition of subsequent receivables, rather than used to distribute payments of principal to securityholders during that period. These securities will possess an interest only period or limited amortization period, referred to herein as a revolving period. Such purchased receivables must satisfy certain requirements, as described in this prospectus.]

[Insert any additional limitations on the ability of the issuing entity to acquire additional receivables and the requirements for such additional receivables and the terms of the revolving period in accordance with Item 1103(a)(5) and Item 1111(g) of Regulation AB.]

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[Specify any limitation on the ability of the sponsor or depositor to add assets and the requirements for assets that may be added to the pool.]

The Indenture

Modification of Indenture. Under the indenture, the trust and the indenture trustee may, with the consent of the holders of a majority of the outstanding notes (other than any notes held by the depositor or its affiliate), execute a supplemental indenture to add provisions to, change in any manner or eliminate any provisions of, the indenture, or modify (except as provided below) in any manner the rights of the noteholders.

Without the consent of the holder of each outstanding affected note, no supplemental indenture will:

●	change (A) the due date of any installment of principal of or interest on that note or reduce the principal amount of that note, (B) the Interest Rate for that note or the redemption price for that note, (C) provisions of the indenture relating to the application of collections on, or proceeds of a sale of, the trust estate to payments of principal and interest on the note, or (D) any place of payment where or the coin or currency in which that note or any interest on that note is payable;

●	impair the right to institute suit for the enforcement of specified provisions of the indenture regarding payment;

●	reduce the percentage of the aggregate amount of the outstanding notes which is required for any supplemental indenture or any waiver of compliance with specified provisions of the indenture or of specified defaults and their consequences as provided for in the indenture;

●	modify or alter the provisions of the indenture regarding the voting of notes held by the trust, any other obligor on those notes, the depositor or an affiliate of any of them;

●	reduce the percentage of the aggregate outstanding amount of notes which is required to direct the indenture trustee to sell or liquidate the Receivables if the proceeds of that sale would be insufficient to pay the principal amount of and accrued but unpaid interest on the outstanding notes;

●	reduce the percentage of the aggregate principal amount of notes required to amend the sections of the indenture that specify the applicable percentage of aggregate principal amount of the notes necessary to amend the indenture or other specified agreements;

●	modify any provision of with respect to supplemental indentures except (i) to increase any percentage specified with respect to such supplemental indentures or (ii) to provide that certain additional provisions of the indenture or other specified agreements cannot be modified or waived without the consent of the holder of each outstanding note affected thereby;

●	modify any of the provisions of the indenture in such manner as to affect the calculation of the amount of any payment of interest or principal due on any note on any Payment Date (including the calculation of any of the individual components of such calculation) or affect the rights of the noteholders to the benefit of any provisions for the mandatory redemption of the notes; or

●	permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for that note or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any of the collateral or deprive the holder of any note of the security afforded by the lien of the indenture.

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The trust and the indenture trustee may also enter into supplemental indentures, without obtaining the consent of the noteholders, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of those noteholders; provided that that action will not adversely affect in any material respect the interest of any of those noteholders.

[In addition to the requirements set forth above, no amendment or supplemental indenture will be effective which materially and adversely affects the rights of the Swap Counterparty without the consent of the Swap Counterparty; provided, that the Swap Counterparty will be deemed to have given its consent to that amendment or supplemental indenture, as applicable, if it does not object in writing within 10 Business Days after receipt of a written request for its consent to that amendment or supplemental indenture.]

With respect to any supplemental indenture, the administrator will be required to provide prior written notice of such supplemental indenture to each Rating Agency.

Events of Default; Rights Upon Event of Default. With respect to the notes, an “Event of Default” under the indenture will consist of:

●	a default for five days or more in the payment of any interest on any of the notes [of the Controlling Class] when the same becomes due and payable;

●	a default in the payment of the principal of or any installment of the principal of any of the notes when the same becomes due and payable;

●	a default in the observance or performance of any covenant or agreement of the trust made in the indenture and the continuation of the default for a period of 60 days after notice is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% in principal amount of the notes [of the Controlling Class] then outstanding acting together as a single class;

●	any representation or warranty made by the trust in the indenture or in any certificate delivered pursuant thereto or in connection therewith having been incorrect in a material respect as of the time made, and the breach not having been cured within 60 days after written notice is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% in principal amount of the notes [of the Controlling Class] then outstanding acting together as a single class; or

●	particular events of bankruptcy, insolvency, receivership or liquidation of the trust;

provided, however, that (A) if any delay or failure of performance referred to in the first bullet point above shall have been caused by force majeure or other similar occurrences, the five day grace period referred to in such bullet point shall be extended for an additional 30 calendar days, (B) if any delay or failure of performance referred to in the second bullet point above shall have been caused by force majeure or other similar occurrences, such failure or delay shall not constitute an Event of Default for an additional 30 calendar days, (C) if any delay or failure of performance referred to in the third bullet point above shall have been caused by force majeure or other similar occurrences, the 30 day grace period referred to in such bullet point shall be extended for an additional 30 calendar days and (D) if any delay or failure of performance referred to in the fourth bullet point above shall have been caused by force majeure or other similar occurrences, the 30 day grace period referred to in such bullet point shall be extended for an additional 30 calendar days.

However, the amount of principal required to be paid to noteholders under the indenture will generally be limited to amounts available to be deposited in the collection account. Therefore, the failure to pay any principal of any class of notes generally will not result in the occurrence of an Event of Default until the final scheduled payment date for that class of notes. The failure to pay interest to holders of a subordinated class of notes on a particular payment date will generally not constitute an Event of Default. In addition, as described below, following the occurrence of an Event of Default (other than an Event of Default related to

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failure to make required payments) and acceleration of the maturity of the notes, the indenture trustee is not required to sell the assets of the trust, and the indenture trustee may sell the assets of the trust only after meeting requirements specified in the indenture. Under those circumstances, even if the maturity of the notes has been accelerated, there may not be any funds to pay the principal owed on the notes. For additional information regarding the changes in the priority of payments of principal of the notes, see “Maturity and Prepayment Considerations” in this prospectus.

If a responsible officer of the indenture trustee has actual knowledge that an Event of Default or an event that with notice or the lapse of time or both would become an Event of Default, a “Potential Event of Default,” has occurred and it must notify all noteholders within 90 days unless (other than with respect to an Event of Default related to the payment of interest or principal) it determines in good faith that withholding such notice is in the interest of the noteholders.

If an Event of Default should occur and be continuing with respect to the notes, the indenture trustee or holders of a majority in principal amount of the notes [of the Controlling Class] then outstanding (or relevant class or classes of notes) may declare the notes to be immediately due and payable. This declaration may, under specified circumstances, be rescinded by the holders of a majority in principal amount of the notes [of the Controlling Class] then outstanding (or relevant class or classes of notes), subject to certain requirements set forth in the indenture.

If the notes are due and payable following an Event of Default with respect thereto, the indenture trustee may:

●	institute proceedings to collect amounts due or foreclose on trust property;

●	exercise remedies as a secured party;

●	sell the assets of the trust; or

●	elect to have the trust maintain possession of those Receivables and continue to apply collections on those Receivables as if there had been no declaration of acceleration.

The indenture trustee may sell the Receivables subject to certain conditions set forth in the indenture following an Event of Default, including a default in the payment of any principal of any note or a default for five days or more in the payment of any interest on any note. In the case of an Event of Default not involving any such default in payment, the indenture trustee is prohibited from selling the Receivables unless:

•	the holders of the notes [of the Controlling Class] then outstanding (or relevant class or classes of notes) [and the Swap Counterparty] consent to the sale; or

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on all outstanding notes and certificates [and any amounts due to the Swap Counterparty (including any Swap Termination Payments)] at the date of the sale; or

•	the indenture trustee determines that the trust estate will not continue to provide sufficient funds to make all payments on the outstanding notes and certificates as those payments would have become due if the obligations had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 100% of the aggregate outstanding amount of the notes [of the Controlling Class] then outstanding (or relevant class or classes of notes) [and the Swap Counterparty].

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an Event of Default occurs and is continuing with respect to the notes, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of

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the notes, if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request or that such action may materially adversely affect the rights of any noteholders not consenting to such action. Subject to the provisions for indemnification and other limitations contained in the indenture, the holders of a majority of the aggregate principal amount of all outstanding notes [of the Controlling Class] (or relevant class or classes of notes) will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee, and the holders of at least 51% of the aggregate principal amount of all outstanding notes [of the Controlling Class] (or relevant class or classes of notes) may, in some cases, waive a default, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture which cannot be modified without the waiver or consent of all the holders of the outstanding notes (other than notes held by the depositor or its affiliates).

No holder of a note of any series will have the right to institute any proceeding with respect to the indenture, unless:

●	the holder of a note or notes previously has given to the indenture trustee written notice of a continuing Event of Default;

●	the Event of Default arises from the servicer’s failure to remit payments when due or the holders of not less than 25% of the aggregate principal amount of all outstanding notes [of the Controlling Class] (or relevant class or classes of notes, other than notes held by the depositor or its affiliates) have requested in writing that the indenture trustee institute the proceeding in its own name as indenture trustee;

●	the holder or holders of notes have offered the indenture trustee reasonable indemnity;

●	the indenture trustee has for 60 days failed to institute a proceeding; and

●	no direction inconsistent with any written request has been given to the indenture trustee.

In addition, the indenture trustee and the noteholders, by accepting the notes, will covenant that they will not at any time institute against the trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

With respect to the trust, neither the indenture trustee[, the Delaware trustee] nor the owner trustee in its individual capacity, nor any holder of a certificate representing an ownership interest in the trust nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the notes or for the agreements of the trust contained in the indenture.

The Trust Indenture Act of 1939, as amended (which we refer to in this prospectus as the “TIA”) requires that upon the occurrence of an Event of Default, the indenture trustee will be required to resign, and a replacement indenture trustee will be appointed, if, within one year of such Event of Default, the indenture trustee, or any of its directors or executive officers, is, or is affiliated with, an underwriter (as defined in the TIA) of any of the notes. [As of the date hereof, the [owner trustee][Delaware trustee][indenture trustee] is affiliated with [_______], an underwriter of the notes.]

Notices. Noteholders will be notified in writing by the indenture trustee of (i) any Event of Default[, any Swap Event of Default and any Swap Termination Event] (unless the indenture trustee determines in good faith that withholding such notice is in the best interest of the noteholders) or (ii) any Servicer Default or termination of, or appointment of a successor to, the servicer promptly upon a responsible officer of the indenture trustee obtaining actual knowledge of these events.

If notes are issued other than in book-entry form, those notices will be mailed to the addresses of noteholders as they appear in the register maintained by the indenture trustee prior to mailing.

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Those notices will be deemed to have been given on the date of that publication or mailing.

Particular Covenants. The indenture will provide that the trust may not consolidate with or merge into any other entity, unless, among other things,

●	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state;

●	that entity expressly assumes the trust’s obligation to make due and punctual payments upon the notes and the performance or observance of every agreement and covenant of the trust under the indenture and each other Transfer and Servicing Agreement to which the trust is a party;

●	no Event of Default, or any event that with notice or the lapse of time or both would become and Event of Default, shall have occurred and be continuing immediately after the merger or consolidation;

●	the Rating Agency Condition with respect to such transaction shall have been satisfied;

●	the trust has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the trust or to any noteholder or certificateholder;

●	the parties take any action necessary to maintain the lien and security interest created by the indenture; and

●	the indenture trustee has received an officer’s certificate and an opinion of counsel stating that the consolidation or merger complies with the terms of the indenture and all conditions precedent provided in the indenture have been complied with.

The trust will not, among other things,

●	except as expressly permitted by the indenture, the Transfer and Servicing Agreements or other specified documents with respect to the trust, sell, transfer, exchange or otherwise dispose of any of the assets of the trust unless directed to do so by the indenture trustee;

●	claim any credit on or make any deduction from the principal of and interest payable on the notes (other than amounts withheld under the Internal Revenue Code of 1986, as amended (the “Code”) (or applicable state law) or assert any claim against any present or former holder of those notes because of the payment of taxes levied or assessed upon the trust;

●	except as expressly permitted by the Transfer and Servicing Agreements and related documents, dissolve or liquidate in whole or in part;

●	permit the validity or effectiveness of the indenture to be impaired, permit the lien created by the indenture to be amended, hypothecated, subordinated, terminated or discharged or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture;

●	permit any lien or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the trust or any part thereof, or any interest in the assets of the trust or the proceeds of those assets; or

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●	assume or incur any indebtedness other than the notes or as expressly permitted by the indenture or the other Transfer and Servicing Agreements and related documents.

The trust may not engage in any activity other than as specified in this prospectus.

Annual Compliance Statement. The trust will be required to file annually with the indenture trustee a written statement as to the fulfillment of its obligations under the indenture.

Indenture Trustee’s Annual Report. Under certain circumstances, the indenture trustee for the trust will be required to mail each year to all noteholders a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of specified indebtedness owing by the trust to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture. The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all of those notes or, with specified limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all the notes as well as amounts owed to the indenture trustee.

Governing Law. The indenture and the notes are governed by and shall be construed in accordance with the laws of the State of New York applicable to agreements made in and to be performed wholly within that jurisdiction.

[INTEREST RATE CAP AGREEMENT]

[On the Closing Date, for each class of Floating Rate Notes, the issuing entity will enter into an “Interest Rate Cap Agreement” with [●], a [●], as cap provider, consisting of a long form confirmation or the ISDA Master Agreement, the schedule thereto, the credit support annex thereto and a confirmation for such class of Floating Rate Notes, to hedge the floating interest rate risk on such class of Floating Rate Notes. All terms of the Interest Rate Cap Agreement will be acceptable to each Rating Agency. Under the Interest Rate Cap Agreement, the issuing entity will pay an upfront premium to the cap provider and, if [One-Month LIBOR] related to any payment date exceeds the Cap Rate, the cap provider will pay to the issuing entity the “Cap Receipt,” an amount equal to the product of

1.	[One-Month LIBOR] for the related payment date minus the Cap Rate;

2.	the aggregate notional amount on the Interest Rate Cap Agreement, [which will equal the aggregate outstanding principal amount of the class A-[_] notes on the first day of the Interest Period related to such payment date]; and

3.	a fraction, the numerator of which is the actual number of days elapsed from and including the previous payment date, to but excluding the current payment date, or with respect to the first payment date, from and including the closing date, to but excluding the first payment date, and the denominator of which is 360.

Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage,” as defined in Regulation AB, of the Interest Rate Cap Agreement is less than 10%.

Among other things, an event of default under the Interest Rate Cap Agreement includes:

•	failure of the cap provider to make payments due under the Interest Rate Cap Agreement;

•	the occurrence of certain bankruptcy and insolvency events of the cap provider or of the issuing entity;

•	any breach of the Interest Rate Cap Agreement or related agreements by the cap provider;

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•	misrepresentation by the cap provider; or

•	merger by the cap provider without assumption of its obligations under the Interest Rate Cap Agreement. Among other things, a termination event under the Interest Rate Cap Agreement includes:

•	illegality of the transactions contemplated by the Interest Rate Cap Agreement;

•	failure of the cap provider to provide the financial information required by Regulation AB and other requested information or to post eligible collateral or assign the Interest Rate Cap Agreement to an eligible counterparty that is able to provide the information;

•	certain tax events that would affect the ability of the cap provider to make payments without withholding taxes therefrom to the issuing entity, that occur because of a change in tax law, an action by a court or taxing authority or a merger or consolidation of the cap provider;

•	a merger or consolidation of the cap provider into an entity with materially weaker creditworthiness;

•	failure of the cap provider (or its credit support provider, if any) to maintain its credit rating at certain levels required by the Interest Rate Cap Agreement, which failure may not constitute a termination event if the cap provider maintains certain minimum credit ratings and, among other things, as provided under the Interest Rate Cap Agreement:

•	at its own expense obtains an unconditional guarantee or similar assurance from a guarantor with the appropriate credit rating, along with a legal opinion regarding the guarantee;

•	posts collateral; and/or

•	assigns its rights and obligations under the Interest Rate Cap Agreement to a substitute cap provider that satisfies the eligibility criteria set forth in the Interest Rate Cap Agreement.

Upon the occurrence of any event of default or termination event specified in the Interest Rate Cap Agreement, the non-defaulting or non-affected party may elect to terminate the Interest Rate Cap Agreement. If the Interest Rate Cap Agreement is terminated due to an event of default or a termination event, or if the notional amount is reduced to match the principal amount of the notes, a Cap Termination Payment under the Interest Rate Cap Agreement may be due to the issuing entity by the cap provider. The amount of any Cap Termination Payment may be based on the actual cost or market quotations of the cost of entering into a similar cap transaction or such other methods as may be required under the Interest Rate Cap Agreement, in each case in accordance with the procedures set forth in the Interest Rate Cap Agreement. Any Cap Termination Payment could be substantial.]

[SWAP AGREEMENT]

[The following summary describes material terms of the Swap Agreement and is subject to, and qualified in its entirety by reference to, all the provisions of the Swap Agreement. A copy of the final signed Swap Agreement will be filed on a Form 8-K with the Securities and Exchange Commission on or prior to the date the final prospectus is required to be filed.]

[Payments Under the Swap Agreement]

[SECTION TO BE MODIFIED BASED UPON THE ACTUAL TERMS OF EACH SWAP AGREEMENT] [In order to issue the class A-[_] notes and class A-[_] notes bearing interest at a floating rate when the Receivables bear fixed interest rates, on the Closing Date, the trust will enter into a Swap

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Agreement with the Swap Counterparty. The Swap Agreement will incorporate certain relevant standard definitions in the 2006 ISDA Definitions and the Annex to the 2006 ISDA Definitions published by ISDA. Pursuant to the Swap Agreement, on each Payment Date the amount to be paid by the Swap Counterparty in respect of the class A-[_] notes will be equal to the Class A-[_] Interest Amount and the amount to be paid by the Swap Counterparty in respect of the class A-[_] notes will be equal to the Class A-[_] Interest Amount. Pursuant to the Swap Agreement, on each Payment Date the trust is obligated to pay to the Swap Counterparty in respect of the class A-[_] notes and class A-[_] notes an amount equal to the Class A-[_] Swap Interest Amount and Class A-[_] Swap Interest Amount, respectively. The initial notional amount of the Swap Agreement for each of the class A-[_] notes and class A-[_] notes will equal the initial note balance of the class A-[_] notes and class A-[_] notes, respectively, on the Closing Date. Payments under the Swap Agreement will be made on a net basis between the trust and the Swap Counterparty.]

[Any net amounts payable by the trust to the Swap Counterparty on any Payment Date will be deducted from collections on the Receivables for the related Collection Period prior to making any payments of principal of the notes.]

[The calculation agent as defined in the Swap Agreement shall be [___________]]

[Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the Swap Agreement is less than 10%.]

[The respective obligations of the Swap Counterparty and the trust to pay certain amounts due under the Swap Agreement will be subject to the following conditions precedent: (i) no Swap Event of Default (as defined below under “—Defaults Under Swap Agreement”) or event that with the giving of notice or lapse of time or both would become an Event of Default shall have occurred and be continuing and (ii) no Swap Termination (as defined below under “—Early Termination of Swap Agreement”) shall have occurred or been effectively designated.]

[Defaults Under Swap Agreement]

[Among other things, events of default under the Swap Agreement (each, a “Swap Event of Default”) include:

•	failure to make payments due under the Swap Agreement;

•	the occurrence of certain bankruptcy events of the trust or bankruptcy and insolvency events of the Swap Counterparty;

•	any breach of the Swap Agreement or related agreements by the Swap Counterparty;

•	any misrepresentation by the Swap Counterparty;

•	certain cross-defaults by the Swap Counterparty; or

•	a merger by the trust or the Swap Counterparty without assumption of its obligations under the Swap Agreement.]

[Swap Termination Events]

[Among other things, termination events under the Swap Agreement (each a “Swap Termination Event”) include:

•	illegality of the transactions contemplated by the Swap Agreement;

•	any early redemption or prepayment of the notes, acceleration of the notes or liquidation of the trust assets following an Event of Default under the indenture, or upon the redemption or prepayment of the notes for any other reason;

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•	certain tax events that would affect the ability of either party to make payments to the other without withholding taxes, that occur because of a change in tax law or a merger or consolidation of either party;

•	an amendment to the indenture, the sale and servicing agreement or certain other agreements that is materially adverse to the Swap Counterparty is made without the approval of the Swap Counterparty where such approval is required; or

•	failure of the Swap Counterparty (or its credit support provider, if any) to maintain its credit ratings at certain levels required by the Swap Agreement, which failure may not constitute a termination event if the Swap Counterparty:

o	at its own expense, obtains an unconditional guarantee from a guarantor with the appropriate credit rating, provided that certain criteria are satisfied;

o	posts collateral; or

o	assigns its rights and obligations under the Swap Agreement to a substitute Swap Counterparty that satisfies the eligibility criteria set forth in the Swap Agreement.]

[Early Termination of Swap Agreement]

[The indenture provides that upon the occurrence of (i) any Swap Event of Default arising from any action taken, or failure to act, by the Swap Counterparty, or (ii) any Swap Termination Event (except as described in the following sentence) with respect to which the Swap Counterparty is an Affected Party, the indenture trustee may and will, at the direction of holders of class A-1 notes, class A-2 notes, class A-3 notes and class A-4 notes evidencing 66 2/3% of the aggregate of the outstanding principal balances of all such classes voting as a single class, by notice to the Swap Counterparty, designate a Swap Termination with respect to the Swap Agreement. If a Swap Event of Default occurs (i) as a result of the insolvency or bankruptcy of the Swap Counterparty, the indenture trustee will be required by the terms of the indenture (as assignee of the rights of the trust under the Swap Agreement) to terminate the Swap Agreement.]

[In the event that the trust is required to make a Senior Swap Termination Payment, such Senior Swap Termination Payment will be payable pari passu with the Noteholders’ Interest Distributable Amount. However, in the event that a Subordinate Swap Termination Payment is owed to the Swap Counterparty, such Subordinate Swap Termination Payment will be subordinate to the right of the noteholders to receive full payment of principal of and interest on the notes.]

[The trust will assign its rights under the Swap Agreement to the indenture trustee in connection with the trust’s pledge of the assets of the trust as collateral for the notes. Upon the occurrence of any Event of Default that results in acceleration of the notes, the principal of each class of notes will become immediately payable and the indenture trustee will be obligated to liquidate the assets of the trust. In any such event, the ability of the trust to pay interest on each class of notes will depend on (a) the price at which the assets of the trust are liquidated, (b) the amount of the Swap Termination Payment, if any, which may be due to the Swap Counterparty from the trust under the Swap Agreement and (c) the amount of the Swap Termination Payment, if any, which may be due to the trust from the Swap Counterparty under the Swap Agreement. In the event that the net proceeds of the liquidation of the assets of the trust are not sufficient to make all payments due in respect of the notes and for the trust to meet its obligations, if any, in respect of the termination of the Swap Agreement, then such amounts will be allocated and applied in accordance with the priority of payments described in this prospectus and certain claims of the Swap Counterparty in respect of such net proceeds will rank higher in priority than the claims of the noteholders. See “The Notes” and “Payments on the Notes” in this prospectus.]

[Should a downgrade event or a replacement event occur, the criteria for an acceptable Replacement Transaction with a possible substitute counterparty focus entirely on that entity’s ratings. They do not focus on other possible considerations that might be relevant to the amounts that the trust might be able to collect from such a substitute counterparty if it itself, or collateral posted by it, became the subject of insolvency or

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similar proceedings. The criteria for a substitute counterparty also do not expressly address possible withholding tax issues that may exist vis-a-vis that entity, although any such substitute counterparty would be asked to make representations that, at the time, would allow the trust to conclude that withholding taxes would not be imposed under applicable law on scheduled swap payments to be made to the trust by such a substitute counterparty.]

[Any cost of any such transfer or replacement will be borne by the Swap Counterparty or the new Swap Counterparty and not by the trust; provided, however that the Swap Counterparty shall not be required to make any payment to the new Swap Counterparty to obtain an assignment or replacement swap.]

[In addition, the Swap Counterparty's obligations under the Swap Agreement may be assigned if the Swap Counterparty fails to provide the trust with certain information required under the securities laws.]

[Modification and Amendment of Swap Agreement]

[The Swap Agreement may be amended, modified or waived only in writing by the Swap Counterparty and the issuing entity, with the written consent of the Rating Agencies. Any such amendment shall be deemed not to adversely affect in any material respect the interests of any noteholder if the indenture trustee has received a letter from each Rating Agency to the effect that such Rating Agency will not qualify, reduce or withdraw the rating it has currently assigned to any class of notes as a result of such amendment.]

THE CERTIFICATES

General

The certificates are not being offered pursuant to this prospectus and all information presented regarding the certificates is given to further a better understanding of the notes. The certificates will be issued pursuant to the terms of the trust agreement, a form of which has been filed as an exhibit to the registration statement. A copy of the final signed trust agreement will be filed with the Securities and Exchange Commission on Form 8-K on or prior to the date the final prospectus is required to be filed.

The certificates will evidence undivided ownership interests in the trust created pursuant to the trust agreement. The certificates will be retained by the depositor or an affiliate of the depositor. Each class of certificates will initially be represented by one or more definitive certificates registered in the name of the depositor. The certificates owned by the depositor or its affiliates will be entitled to equal and proportionate benefits under the trust agreement.

The following summary describes material terms of the certificates and the trust agreement. The summary is qualified in its entirety by reference to, all the provisions of the certificates and the trust agreement.

Payments of Interest

Interest on the outstanding principal balance of the certificates will accrue during each Interest Period at a fixed rate of interest equal to [0.00]% per annum (which we refer to in this prospectus as the “Pass Through Rate”) and will be payable to the certificateholders on the related Payment Date. [The certificates will be Strip Certificates.]

Interest due on a Payment Date will accrue during the related Interest Period and will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest distributions with respect to the certificates generally will be made from Available Amounts after:

•	payment of the Servicing Fee;

•	[payment of amounts due to the Swap Counterparty (including any Senior Swap Termination Payments);]

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•	payment of accrued and unpaid Asset Representations Reviewer Fees and Expenses; provided that, until the notes have been paid in full, the annual amount paid to the asset representations reviewer out of the Available Amount allocation described herein shall not exceed $[____];

•	payment of accrued and unpaid Trust Fees and Expenses to the trustees; provided that, until the notes have been paid in full or unless an Event of Default has occurred, the annual amount paid to the trustees out of the Available Amount allocation described herein shall not exceed $[____]; and

•	distribution of the Noteholders’ Distributable Amounts to the noteholders.

We refer you to “Payments on the Notes—Payment of Distributable Amounts” in this prospectus.

Interest payments due for any Payment Date but not paid on that Payment Date will be due on the next Payment Date increased by an amount equal to interest accrued on that amount at the Pass Through Rate (to the extent lawful).

Payments of Principal

No principal payments will be made on the certificates until the class A-1, class A-2, class A-3 [,][and] class A-4 [and class B] notes have been paid in full. Thereafter, principal payments on the certificates will be made on each Payment Date from Available Amounts after payments of the Servicing Fee, Trust Fees and Expenses, Asset Representations Reviewer Fees and Expenses, [amounts due to the Swap Counterparty, if any (including any Senior Swap Termination Payments),] the Noteholders’ Interest Distributable Amount, the Noteholders’ Percentage of the Principal Distributable Amount, and payment of interest, if any, on the certificates.

Notwithstanding the foregoing, on each Payment Date after the acceleration of the notes following an Event of Default, the certificates will not receive any of the Principal Distributable Amount until all of the notes have been paid in full.

Governing Law

The trust agreement and the certificates are governed by and shall be construed in accordance with the laws of the State of Delaware applicable to agreements made in and to be performed wholly within that jurisdiction.

PAYMENTS ON THE NOTES

On or before the [__] calendar day of each month (or, if the [__] day is not a Business Day, the next succeeding Business Day) (which we refer to in this prospectus as the “Determination Date”), the servicer will inform the owner trustee[, the Delaware trustee] and the indenture trustee of, among other things, the amount of funds collected on or in respect of the Receivables, the amount of Advances made by and reimbursed to the servicer and the Servicing Fee and other servicing compensation payable to the servicer, in each case with respect to the immediately preceding Collection Period. On or prior to each Payment Date, the servicer will also determine the following:

•	Available Amounts;

•	Noteholders’ Interest Distributable Amount;

•	Certificateholders’ Interest Distributable Amount;

•	[Principal Distributable Amount][First Allocation of Principal and Second Allocation of Principal];

•	Yield Supplement Withdrawal Amount, if any; [and]

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•	based on the available funds and other amounts available for payment on the related Payment Date as described below, the amount to be distributed to the noteholders and certificateholders[.][; and]

•	[net swap amounts payable to the Swap Counterparty, Senior Swap Termination Payments owed to the Swap Counterparty, if any, and Subordinate Swap Termination Payments owed to the Swap Counterparty, if any]

The indenture trustee or the issuing entity, as the case may be, will make payments to the noteholders [,][and] the certificateholders [and the Swap Counterparty] in accordance with such information provided by the servicer out of the amounts on deposit in the collection account. The amounts to be distributed to the noteholders [,][and] the certificateholders [and the Swap Counterparty] will be determined in the manner described below.

Payment of Distributable Amounts

Prior to each Payment Date, the servicer will calculate the amount to be distributed to the noteholders [,][and] the certificateholders [and the Swap Counterparty]. On each Payment Date, the servicer will allocate amounts on deposit in the collection account with respect to the related Collection Period as described below and will instruct the indenture trustee to make the following payments and distributions from amounts on deposit in the collection account in the following amounts and order of priority:

•	first, to the servicer, the Servicing Fee, including any unpaid Servicing Fees with respect to one or more prior Collection Periods and non-recoverable Advances;

•	second, pro rata to the trustees, any accrued and unpaid Trust Fees and Expenses, in each case to the extent such Trust Fees and Expenses have not been previously paid by the administrator; provided that, until the notes have been paid in full, the annual amount paid to the trustees out of the Available Amount allocation described in this clause second shall not exceed $[___] unless an Event of Default has occurred;

•	third, to the asset representations reviewer, any accrued and unpaid Asset Representations Reviewer Fees and Expenses, [to the extent such fees have not been previously paid by the administrator]; provided that, until the notes have been paid in full, the annual amount paid to the asset representations reviewer out of the Available Amount allocation described in this clause third shall not exceed $[___];

•	[fourth, to the Swap Counterparty, the amount (if positive) of any payment to be made by the trust to the Swap Counterparty on such Payment Date, net of any payment to be made by the Swap Counterparty to the trust on such Payment Date, in each case calculated pursuant to the Swap Agreement;]

•	fifth,[pro rata, to [(a)] the [class A] noteholders, the [Class A] Noteholders’ Interest Distributable Amount, [(b) and the Swap Counterparty, any Senior Swap Termination Payments], [in each case,] from remaining Available Amounts;

•	[sixth, sequentially, to the noteholders, the First Allocation of Principal, from remaining Available Amounts;]

•	[seventh, to the class B noteholders, the Class B Noteholders’ Interest Distributable Amount, from remaining Available Amounts;]

•	[eighth, sequentially, to the noteholders, the Second Allocation of Principal, from remaining Available Amounts;]

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•	[ninth], sequentially, to the noteholders, the Noteholders’ Principal Distributable Amount, from remaining Available Amounts;

•	[tenth], to the certificateholders, the Certificateholders’ Interest Distributable Amount, from remaining Available Amounts;

•	[eleventh], after the class A-1, class A-2, class A-3 [,][and] class A-4 [and class B] notes have been paid in full, to the certificateholders, the Certificateholders’ Principal Distributable Amount from remaining Available Amounts;

•	[twelfth], to the reserve fund, from Available Amounts remaining, if any, the amount necessary to cause the amount on deposit in that account to equal the Specified Reserve Fund Balance;

•	[[thirteenth], from remaining Available Amounts, to the Swap Counterparty, any Subordinate Swap Termination Payments;]

•	[fourteenth], from remaining Available Amounts, pro rata to the trustees, any accrued and unpaid Trust Fees and Expenses, in each case to the extent such Trust Fees and Expenses have not been previously paid by the administrator or pursuant to priority second above;

•	[[fifteenth], to the asset representations reviewer, any accrued and unpaid Asset Representations Reviewer Fees and Expenses, but only to the extent that such fees (i) are determined to be payable by AHFC pursuant to the procedures described under “Description of the Transfer and Servicing Agreements—Asset Representations Review” and (ii) have not been paid by the administrator or pursuant to clause third above; and]

•	[sixteenth], any Available Amounts remaining, to the depositor.

The Noteholders’ Principal Distributable Amount will be allocated among the notes as described above under “The Notes—Payments of Principal.”

CREDIT ENHANCEMENT

The noteholders are protected by the preferential right of the noteholders to receive, to the extent described in this prospectus, current distributions on the Receivables, the establishment of the reserve fund, amounts on deposit in the yield supplement account, the subordination of the certificateholders’ and the depositor’s [(and in the case of the class A notes only, the class B noteholders’)] right to receive distributions of excess interest. The reserve fund and the yield supplement account are also intended to enhance the likelihood of receipt by certificateholders of the full amount of principal and interest due them and to decrease the likelihood that the certificateholders will experience losses.

Subordination

The rights of the certificateholders to receive payments on the Receivables will be subordinated to the rights of the noteholders. The depositor is entitled to receive payments of interest collected on the Receivables and deposited in the collection account with respect to the related Collection Period, which are not used by the trust to make other required payments. The depositor’s right to receive this excess interest is subordinated to the payment of principal of and interest on the notes and interest, if any, on the certificates, and the funding of the reserve fund.

[In addition, as long as the class A notes remain outstanding, payments of interest on any Payment Date on the class B notes will be subordinated to payments of interest on the class A notes and certain other payments on that Payment Date (including principal payments of the class A notes in specified circumstances), and payments of principal of the class B notes will be subordinated to all payments of principal of and interest on the class A notes and certain other payments on that Payment Date. If the notes have been accelerated after an Event of Default under the indenture, all payments on the class B notes will be subordinated to all payments on the class A notes until the class A notes are paid in full.]

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Reserve Fund

The reserve fund will be created with an initial deposit by the depositor on the Closing Date of an amount equal to $[______] (which we refer to in this prospectus as the “Reserve Fund Initial Deposit”). The reserve fund will thereafter be funded by the deposit therein of all Available Amounts, if any, remaining after the payment of trust obligations with higher payment priorities, on each Payment Date to the extent necessary to restore or bring the amounts on deposit in the reserve fund to the Specified Reserve Fund Balance.

Amounts held from time to time in the reserve fund may be invested in Eligible Investments. Investment income on those investments (net of losses and expenses) will be paid to the depositor, upon the direction of the servicer, to the extent that funds on deposit in the reserve fund exceed the Specified Reserve Fund Balance. If the amount on deposit in the reserve fund on any Payment Date (after giving effect to all deposits to and withdrawals from the reserve fund on that Payment Date) is greater than the Specified Reserve Fund Balance for that Payment Date, subject to limitations set forth in the Transfer and Servicing Agreements, the indenture trustee will distribute any excess amounts remaining thereafter to the depositor. The noteholders will not have any rights in, or claims to, amounts distributed to the certificateholders or to the depositor.

The servicer may, from time to time after the date of this prospectus, notify each Rating Agency that it wishes to apply a formula for determining the Specified Reserve Fund Balance that is different from those described above or change the manner by which the reserve fund is funded. If the servicer provides such notice in writing and the Rating Agency Condition is satisfied, then the Specified Reserve Fund Balance will be determined in accordance with the new formula. The sale and servicing agreement will accordingly be amended, without the consent of any noteholder, to reflect the new calculation.

On each Payment Date, funds will be withdrawn from the reserve fund to the extent that (a) the amount on deposit in the note distribution account with respect to such Payment Date [plus any Net swap payments to the trust with respect to such Payment Date] is less than the sum of the Noteholders’ Distributable Amount and will be deposited in the note distribution account for distribution to the noteholders or (b) the amount on deposit in the certificate distribution account with respect to such Payment Date is less than the sum of the Certificateholders’ Distributable Amount and will be deposited in the certificate distribution account for distribution to the certificateholders.

None of the noteholders, the certificateholders, any trustee, the servicer or the depositor will be required to refund any amounts properly distributed or paid to them, whether or not there are sufficient funds on any subsequent Payment Date to make full distributions to the noteholders.

Yield Supplement Account

On or prior to the Closing Date, a yield supplement account will be established in the name of the indenture trustee. The yield supplement account is designed primarily to supplement the interest collections on the Receivables that have APRs which are less than the Required Rate (which we refer to in this prospectus as the “Discount Receivables”). The yield supplement account will be funded by the depositor on the Closing Date with an initial deposit equal to $[_____] (which we refer to in this prospectus as the “Yield Supplement Account Deposit”).

On the Business Day prior to each Payment Date (which we refer to in this prospectus as the “Deposit Date”), the indenture trustee shall withdraw the Yield Supplement Withdrawal Amount from monies on deposit in the yield supplement account and deposit such amount into the collection account to be included in amounts distributed on the related Payment Date.

On each Payment Date, the amount required to be on deposit in the yield supplement account will decline and be equal to the present value of the sum of all Yield Supplement Amounts for all future Payment Dates, assuming that future scheduled payments on the Discount Receivables are made on the date

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on which they are scheduled as being due. The amount on deposit in the yield supplement account will decrease as payments are made with respect to the Yield Supplement Amount. Amounts on deposit on any payment date in the yield supplement account in excess of the Required Yield Supplement Amount, after giving effect to all payments to be made on that payment date, will be released to the depositor. Monies on deposit in the yield supplement account may be invested in Eligible Investments.

Excess Interest

More interest is expected to be paid by the obligors along with the yield supplemental withdrawal amount in respect of the receivables than is necessary to pay the servicing fee and interest on the notes each month.

[Yield Supplement Overcollateralization]

[In addition to the yield supplement account, [_]% of pool overcollaterlization will be created on the Closing Date to provide credit enhancement to compensate for low APRs on certain of the Receivables pursuant to the schedule set forth below: [Insert Schedule].]

[Supplemental Credit Enhancement Agreements and Supplement Liquidity Agreements]

[The trust [has entered into and], in the future, may enter into supplemental credit enhancement agreements or supplemental liquidity agreements for the class [_] notes as a source of funds to pay principal of or interest on those notes.]

[Per Regulation AB Item 1114(b), add name, organizational form and general character of the business of any supplemental credit enhancement or liquidity provider to the extent required. Describe the operation and material terms of any supplemental credit enhancement or liquidity agreement, including amount and timing of payments. Describe material provisions regarding the substitution of the supplemental credit enhancement or liquidity provider.] [Disclose other information regarding the supplemental credit enhancement provider as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

[Surety Bond]

[The trust will enter into agreements with an insurer such that the insurer may guarantee payments of principal and/or interest on the securities. If, on [______], the amount on deposit in the collection account after giving effect to all amounts deposited to or payable from the [payahead account][prefunding account][capitalized interest agreement] with respect to the related payment date, is less than the sum of the Base Servicing Fee, and amounts due to securityholders on the related payment date, the trustee by delivering a notice to the insurer shall demand payment under the surety bond in an amount equal to the deficiency. [Describe circumstances and manner under which payments may be made under the surety bond, either to securityholders, or the owner trustee or the indenture trustee, as the case may be.][Set forth material provisions of such surety bond and certain information regarding the insurer.][Set forth all other information (including financial information pertaining to the insurer, to the extent required) as set forth in Regulation AB Items 1114(a) and (b).]

[Cash Collateral Account]

[Upon the occurrence of an Event of Default or a Servicer Default, a segregated cash collateral account will be established as security for the servicer’s obligations under the sale and servicing agreement.]

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CERTAIN INFORMATION REGARDING THE SECURITIES

Fixed Rate Securities

The class A-[_], class A-[_] and class A-[_] notes [and the certificates][(other than some classes of [Strip Notes][Strip Certificates]) are Fixed Rate Securities and the class A-[_] [and class A-2b] notes are Floating Rate Securities, as more fully described below. Each class of Fixed Rate Securities will bear interest at the applicable per annum Interest Rate or Pass Through Rate, as the case may be, specified on the cover of this prospectus.

Interest on each class of Fixed Rate Securities will be computed on the basis of a 360-day year consisting of twelve 30-day months. We refer you to “The Notes—Payments of Interest” and “The Certificates—Payments of Interest” above.

Floating Rate Securities

Interest on each class of Floating Rate Securities (which we refer to in this prospectus as the “Base Rate”) will be determined by reference to [the CD Rate (“CD Rate Notes”)][the Commercial Paper Rate (“Commercial Paper Rate Notes”)][the Federal Funds Rate (“Federal Funds Rate Notes”)][One-Month LIBOR (“LIBOR Securities”)][the Prime Rate (“Prime Rate Notes”)][the Treasury Rate (“Treasury Rate Notes”)][EURIBOR (“EURIBOR Notes”)][Euro LIBOR (“Euro LIBOR Notes”)]. The Base Rate for the Floating Rate Securities will in turn be determined by reference to [one-month]. The interest rate on each Floating Rate Security will be calculated by reference to such Base Rate, [plus][minus] the Spread as set forth on the cover of this prospectus [and multiplied by the Spread Multiplier, as specified in this prospectus].

[Specify whether Floating Rate Security has (i) a maximum numerical limit, or ceiling, (ii) a minimum numerical limit, or floor and (iii) any additional information related to a specific index.]

The rate of interest on each Floating Rate Security will be reset for each Interest Period on each Interest Reset Date.

[The following discussion assumes One-Month LIBOR is the applicable index. If any other index is applicable, specify all related terms herein.]

LIBOR will be calculated for each Interest Period on the date that is the second London Business Day preceding such Interest Reset Date (referred to in this prospectus as Interest Determination Date).

LIBOR will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to an Interest Determination Date relating to a LIBOR Security or any Interest Determination Date for a Floating Rate Security for which the interest rate is determined with reference to LIBOR, LIBOR will be the rate for deposits in U.S. dollars having a maturity of one-month (commencing on the related Interest Reset Date) that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on the applicable Interest Determination Date.

(2) With respect to an Interest Determination Date on which fewer than two offered rates appear on the Designated LIBOR Page, as specified in (1) above, or if no rate appears on the Designated LIBOR Page (as defined below), LIBOR will be determined at approximately 11:00 A.M., London time, on such Interest Determination Date on the basis of the rates at which deposits in US Dollars having an Index Maturity of [one-month] are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (as specified below) commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount equal to an amount of not less than US $1,000,000 that is representative for a single transaction in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York City time, on such Interest Determination Date by three major banks in New York, New York selected by the calculation

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agent for loans in US Dollars to leading European banks, having the specified Index Maturity, commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount equal to an amount of not less than US $1,000,000 that is representative for a single transaction in such market at such time. Notwithstanding the foregoing, if the banks selected as aforesaid by the calculation agent are not quoting as described above, LIBOR in effect for the applicable period will be LIBOR in effect on such Interest Determination Date.

“Designated LIBOR Page” means the display on [Reuters Screen, LIBOR 01 Page], or any successor service or any other page as may replace that page on that service or any successor service that displays the London interbank rates of major banks for U.S. dollars.

[____] will be the calculation agent for the trust. The calculation agent will calculate the interest rate on the Floating Rate Securities on the Calculation Date. Upon the request of the registered holder of any Floating Rate Security, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the most recent Interest Reset Date with respect to such Floating Rate Security. The “Calculation Date” pertaining to any Interest Determination Date will be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day and (ii) the Business Day preceding the applicable Interest Payment Date or final scheduled payment date.

All percentages resulting from any calculation on Floating Rate Securities will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or 0.09876545) will be rounded upward to 9.87655% (or 0.0987655)), and all US Dollar amounts used in or resulting from such calculation on Floating Rate Securities will be rounded to the nearest cent (with one-half cent or greater being rounded upward). All amounts in currencies other than US Dollars used in or resulting from calculations relating to Floating Rate Securities denominated in such other currencies will be rounded to the nearest full unit of the relevant currency (with 0.005 of the relevant subunit rounded upward).

[Variable Funding Note]

[The class A-[_] notes have particular targeted maturity dates. In order to have sufficient funds available on such targeted maturity dates, the trust will concurrently issue amortizing floating notes, known as “variable funding notes.” These variable funding notes will not be offered or sold to the public under this prospectus, but their existence and material terms are described below.

[__________].

If on a particular targeted maturity date for the class A-[_] notes, the trust does not have sufficient funds available from collections on the Receivables to repay these securities in full on the related payment date, the trust will be able to obtain an advance on the variable funding notes for this purpose. If a draw is made on a variable funding note to repay the class A-[_] notes on its targeted maturity date, such variable funding note will be entitled to payments of outstanding principal prior to all other classes of securities on subsequent payment dates until they are repaid in full. If for any reason the class A-[_] notes are not repaid in full on the targeted maturity date (due to the inability of the trust to obtain an advance on a variable funding note or otherwise), such failure to pay on such date will not constitute an Event of Default and the class A-[_] noteholders will be entitled to payments of principal prior to all other classes of securities on all subsequent payment dates until they are repaid in full.

Interest Rate Flexibility For a Variable Funding Note. Interest accrued on any class of variable funding notes will be payable pari passu with interest due on the class or classes of securities issued by that trust. [Specify the interest rate for each such class of variable funding notes and the method, if any, for determining subsequent changes to the interest rate.]]

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Book-Entry Registration

Each class of notes offered by this prospectus will be represented by one or more certificates registered in the name of Cede, as nominee of DTC. Noteholders may hold beneficial interests in notes through DTC (in the United States) or Clearstream Banking, societe anonyme, which we refer to in this prospectus as “Clearstream, Luxembourg,” or Euroclear Bank S.A./NV as operator of the Euroclear System (in Europe or Asia), which we refer to in this prospectus as “Euroclear,” directly if they are participants of those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants, which we refer to in this prospectus as “Clearstream, Luxembourg Participants” and “Euroclear Participants, respectively, through customers’ securities accounts in their respective names on the books of their respective depositaries, which we collectively refer to as the “Depositaries,” which in turn will hold those positions in customers’ securities accounts in the Depositaries’ names on the books of DTC.

No noteholder will be entitled to receive a certificate representing that person’s interest in the notes, except as set forth below. Unless and until notes of a class are issued in fully registered certificated form under the limited circumstances described below, all references in this prospectus to actions by noteholders shall refer to actions taken by DTC upon instructions from DTC Participants, and all references in this prospectus to distributions, notices, reports and statements to noteholders shall refer to distributions, notices, reports and statements to Cede, as the registered holder of the notes, for distribution to noteholders in accordance with DTC procedures. Therefore, it is anticipated that the only noteholder will be Cede, as nominee of DTC. Noteholders will not be recognized by the indenture trustee as noteholders as that term will be used in the relevant agreements, and noteholders will only be permitted to exercise the rights of holders of notes of the related class indirectly through DTC and DTC Participants, as further described below.

Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg Participants and Euroclear Participants will occur in accordance with their applicable rules and operating procedures.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary. However, each of these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with that system’s rules and procedures and within that system’s established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective Depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the Business Day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Euroclear Participant or Clearstream, Luxembourg Participant on that Business Day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the Business Day following settlement in DTC.

DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System,

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a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for DTC Participants and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entries, thereby eliminating the need for physical movement of certificates. DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations which may include underwriters, agents or dealers with respect to the securities of any class. Indirect access to the DTC system also is available to the Indirect DTC Participants either directly or indirectly through relationships with DTC Participants. The rules applicable to DTC and DTC Participants are on file with the SEC.

Noteholders that are not DTC Participants or Indirect DTC Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, notes may do so only through DTC Participants and Indirect DTC Participants. DTC Participants will receive a credit for the notes on DTC’s records. The ownership interest of each noteholder will in turn be recorded on respective records of the DTC Participants and Indirect DTC Participants.

Noteholders will not receive written confirmation from DTC of their purchase, but noteholders are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the DTC Participant or Indirect DTC Participant through which the noteholder entered into the transaction. Transfers of ownership interests in the notes of any class will be accomplished by entries made on the books of DTC Participants acting on behalf of noteholders.

To facilitate subsequent transfers, all notes deposited by DTC Participants with DTC will be registered in the name of Cede, as nominee of DTC. The deposit of notes with DTC and their registration in the name of Cede will effect no change in beneficial ownership. DTC will have no knowledge of the actual noteholders and its records will reflect only the identity of the DTC Participants to whose accounts those notes are credited, which may or may not be the noteholders. DTC Participants and Indirect DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers. While the notes of a series are held in book-entry form, noteholders will not have access to the list of noteholders of that series, which may impede the ability of noteholders to communicate with each other.

Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect DTC Participants and by DTC Participants and Indirect DTC Participants to noteholders will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among DTC Participants on whose behalf it acts with respect to the notes and is required to receive and transmit payments of principal of and interest on the notes. DTC Participants and Indirect DTC Participants with which noteholders have accounts with respect to the notes similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective noteholders.

DTC’s practice is to credit DTC Participants’ accounts on each payment date in accordance with their respective holdings shown on its records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by DTC Participants and Indirect DTC Participants to noteholders will be governed by standing instructions and customary practices, as is the case with notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that DTC Participant and not of DTC, the indenture trustee (or any paying agent appointed by the indenture trustee), the depositor or the servicer, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal of and interest on each class of notes to DTC will be the responsibility of the indenture trustee (or any paying agent), disbursement of those payments to DTC Participants will be the responsibility of DTC and disbursement of those payments to the noteholders will be the responsibility of DTC Participants and Indirect DTC Participants. DTC will forward those payments to its DTC Participants which thereafter will forward them to Indirect DTC Participants or noteholders.

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Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect DTC Participants and some other banks, a noteholder may be limited in its ability to pledge notes to persons or entities that do not participate in the DTC system, or otherwise take actions with respect to those notes due to the lack of a physical certificate for those notes.

DTC has advised the depositor that it will take any action permitted to be taken by a noteholder only at the direction of one or more DTC Participants to whose account with DTC the notes are credited. Additionally, DTC has advised the depositor that it will take those actions with respect to specified percentages of the noteholders’ interest only at the direction of and on behalf of DTC Participants whose holdings include undivided interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other undivided interests to the extent that those actions are taken on behalf of DTC Participants whose holdings include those undivided interests.

Neither DTC nor Cede will consent or vote with respect to the securities. Under its usual procedures, DTC will mail an “Omnibus Proxy” to the related indenture trustee as soon as possible after any applicable record date for that consent or vote. The Omnibus Proxy will assign Cede’s consenting or voting rights to those DTC Participants to whose accounts the related securities are credited on that record date (which record date will be identified in a listing attached to the Omnibus Proxy).

Clearstream, Luxembourg is a duly licensed bank organized as a limited liability company (a société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for Clearstream, Luxembourg Participants and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in Clearstream accounts of Clearstream, Luxembourg Participants or between a Clearstream account and a Euroclear account, thereby eliminating the need for physical movement of certificates. For transactions between a Clearstream, Luxembourg participant and a participant of another securities settlement system, Clearstream, Luxembourg generally adjusts to the settlement rules of the other securities settlement system. Transactions may be settled by Clearstream, Luxembourg in numerous currencies, including United States dollars. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in several countries through established depository and custodial relationships. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, “CSSF”. Clearstream, Luxembourg Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant. Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

Euroclear was created in 1968 to hold securities for Euroclear Participants and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in numerous currencies, including United States dollars. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./NV, we which refer to in this prospectus as the “Euroclear Operator.” All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include any underwriters, agents or dealers with respect to any class or series of securities offered by this prospectus. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

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Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, commonly referred to as the “Terms and Conditions.” The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Payments with respect to notes held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg Participants or Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by its Depositary.

Those payments will be subject to tax withholding in accordance with relevant United States tax laws and regulations. We refer you to “Material U.S. Federal Income Tax Considerations” in this prospectus. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a noteholder on behalf of a Clearstream, Luxembourg Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to its Depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear are under no obligation to perform or continue to perform the foregoing procedures and such procedures may be discontinued at any time.

Definitive Securities

The certificates of any series will be issued in fully registered, certificated form. If the depositor or an affiliate retains any or all of a class of notes, the depositor may choose to have such retained notes issued in fully registered, certificated form.

In addition to the circumstances described above, the notes will be issued in fully registered, certificated form to noteholders or their respective nominees, rather than to DTC or its nominee, only if:

●	DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to those notes and the depositor, the administrator or the indenture trustee is unable to locate a qualified successor (and if it is the administrator that has made that determination, the administrator so notifies the indenture trustee in writing);

●	the administrator, at its option, is successful in exercising an election to terminate the book-entry system through DTC; or

●	after the occurrence of an Event of Default or a Servicer Default with respect to those notes, holders representing at least a majority of the outstanding principal amount of the notes, acting together as a single class, advise the indenture trustee through DTC in writing that the continuation of a book-entry system through DTC (or a successor thereto) with respect to those notes is no longer in the best interests of the holders of those notes.

Upon the occurrence of any event described in the immediately preceding paragraph of which a responsible officer of the indenture trustee has actual knowledge, the indenture trustee will be required to notify all applicable noteholders of a given series through DTC Participants of the availability of definitive securities. Upon surrender by DTC of the definitive notes representing the corresponding notes and receipt of instructions for re-registration, the indenture trustee will reissue those notes as definitive notes to those noteholders.

Payments of principal of, and interest on, the definitive securities will thereafter be made by the indenture trustee in accordance with the procedures set forth in the indenture or the trust agreement, as

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applicable, directly to holders of definitive securities in whose names the definitive securities were registered at the close of business on the record date. Those payments will be made by wire transfer or check mailed to the address of that holder as it appears on the register maintained by the indenture trustee. The final payment on any definitive security, however, will be made only upon presentation and surrender of that definitive security at the office or agency specified in the notice of final payment to the securityholders. The indenture trustee will provide notice to the securityholders not less than 15 days prior to the date on which final payment is expected to occur.

Definitive securities will be transferable and exchangeable at the offices of the indenture trustee or of a registrar named in a notice delivered to holders of definitive securities. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

DESCRIPTION OF THE TRANSFER AND SERVICING AGREEMENTS

The following summary describes material terms of the sale and servicing agreement pursuant to which the trust will purchase Receivables from the depositor and the servicer will agree to service those Receivables, the trust agreement pursuant to which the trust will be created and certificates will be issued and the administration agreement pursuant to which the administrator will undertake specified administrative duties with respect to the trust. The description of the terms of the Transfer and Servicing Agreements in this prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Transfer and Servicing Agreements. Forms of the Transfer and Servicing Agreements have been filed as exhibits to the registration statement of which this prospectus forms a part. Copies of the final signed Transfer and Servicing Agreements will be filed as a current report on Form 8-K with the Securities and Exchange Commission on or prior to the date the final prospectus is required to be filed.

Sale and Assignment of Receivables; Representations and Warranties

On or prior to the Closing Date, the originator will sell and assign to the depositor, without recourse and pursuant to the purchase agreement, its entire interest in the Receivables comprising the Pool, including the security interests in the Financed Vehicles. On the Closing Date, the depositor will transfer and assign to the indenture trustee on behalf of the trust, without recourse and pursuant to the sale and servicing agreement, its entire interest in the Receivables comprising the initial pool, including its security interests in the related Financed Vehicles. Each Receivable will be identified in a schedule delivered pursuant to the sale and servicing agreement, but the existence and characteristics of the Receivables will not be verified by the indenture trustee. The applicable trustee will, concurrently with the transfer and assignment, on behalf of the trust, execute and deliver the notes and certificates. The net proceeds received from the sale of the notes will be applied to the purchase of the Receivables from the depositor and to make the required initial deposit into [the prefunding account,] the reserve fund and the yield supplement account. The depositor will initially retain the certificates.

The originator will represent and warrant, among other things, that:

●	the information provided in the schedule of Receivables delivered in connection with the sale is true and correct in all material respects;

●	at the time of origination of each Receivable, the related Obligor on each Receivable is required to maintain physical damage insurance covering the Financed Vehicle in accordance with the originator’s normal requirements;

●	each of those Receivables is or will be secured by a first priority perfected security interest in favor of the originator in the Financed Vehicle;

●	to its knowledge, as of the Closing Date, no liens or claims shall have been filed, including liens for work, labor or materials relating to a Financed Vehicle, that shall be liens prior to,

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or equal or coordinate with, the security interest in such Financed Vehicle granted by the related Receivable;

●	to its knowledge, as of the Closing Date, there are no tax liens against it, or against an Obligor affecting the related Receivable; and

●	each Receivable is on a form contract that includes the legal and binding payment obligation in writing of the related Obligor, enforceable by the holder thereof, except as enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium, liquidation or other laws affecting the enforcement of creditors’ rights and by general principles of equity, consumer protection laws and the Servicemembers Civil Relief Act.

As of the last day of the second (or, if AHFC so elects, the first) collection period following the discovery by or notice to the originator of a breach of any representation or warranty of the originator that materially and adversely affects the interests of the securityholders in any Receivable, the originator, unless the breach is cured, will repurchase that Warranty Receivable from the trust at a price equal to the Warranty Purchase Payment for that Receivable. This repurchase obligation will constitute the sole remedy available to the securityholders or the trust for any uncured breach by the originator.

Pursuant to the sale and servicing agreement, the depositor and the trust will designate the servicer as custodian to maintain possession as the trust’s agent of the retail installment sale contracts and any other documents relating to the Receivables. To assure uniform quality in servicing both the Receivables and the servicer’s own portfolio of retail installment sale contracts, as well as to facilitate servicing and reduce administrative costs, the documents evidencing the Receivables will not be physically segregated from other retail installment sale contracts of the servicer, or those which the servicer services for others, or marked to reflect the transfer to the trust as long as AHFC is servicing the Receivables. However, Uniform Commercial Code (as in effect in the applicable jurisdiction) (the “UCC”) financing statements reflecting the sale and assignment of the Receivables by the originator to the depositor and by the depositor to the trust will be filed, and the respective accounting records and computer files of the originator and the depositor will reflect that sale and assignment. The depositor, or the servicer on its behalf, will be responsible for maintaining such perfected security interest through the filing of continuation statements or amended financing statements, as applicable. Because the Receivables will remain in the servicer’s possession and will not be stamped or otherwise marked to reflect the assignment to the indenture trustee, if a subsequent purchaser were able to take physical possession of the Receivables without knowledge of the assignment, the trust’s interest in the Receivables could be defeated. In addition, in some cases, the indenture trustee’s security interest in collections that have been received by the servicer but not yet remitted to the collection account could be defeated. We refer you to “Certain Legal Aspects of the Receivables—Security Interests” in this prospectus.

Asset Representations Review

As discussed under “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties,” the originator will make certain representations and warranties regarding the Receivables. The asset representations reviewer will be responsible for reviewing the Receivables for compliance with the representations and warranties on the pool assets as described under “—Sale and Assignment of Receivables; Representations and Warranties” above (collectively, the “Pool Asset Representations”) when the following asset review conditions (the “Review Conditions”) have been satisfied:

•	The Delinquency Percentage for any distribution date exceeds the Delinquency Trigger for that Payment Date, as described below under “—Delinquency Trigger”; and

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•	The Investors have voted to direct a review of the applicable Subject Receivables pursuant to the process described below under “—Asset Review Voting”.

If the Review Conditions are satisfied (the first date on which the Review Conditions are satisfied is referred to as the “Review Satisfaction Date”), then the asset representations reviewer will perform a review of the Subject Receivables (as defined below) for compliance with the Pool Asset Representations as described below under “—Asset Review.”

Delinquency Trigger

A delinquent receivable is a receivable where less than 90% of a Scheduled Payment on a cumulative basis plus any overdue monthly payments has been received. Receivables in repossession and charged-off Receivables are not included as delinquent receivables.

On or prior to each Payment Date, the servicer will calculate the Delinquency Percentage for the preceding calendar month. The “Delinquency Percentage” for each Payment Date and the related preceding calendar month is an amount equal to the ratio (expressed as a percentage) of (i) the aggregate Receivables balance of all 61-Day Delinquent Receivables as of the last day of the calendar month immediately preceding such Payment Date to (ii) the Pool Balance of all outstanding Receivables held by the trust as of the last day of such preceding calendar month. “61-Day Delinquent Receivables” means, as of any date of determination, all Receivables outstanding and held by the trust (other than Receivables in repossession and charged-off Receivables) that are 61 or more days delinquent as of such date (or, if such date is not the last day of a calendar month, as of the last day of the calendar month immediately preceding such date), as determined in accordance with the servicer’s customary servicing practices. The “Delinquency Trigger” for any Payment Date and the related preceding calendar month is [[ ]%].

The Delinquency Trigger was calculated as a multiple of [_] times the previous historical peak Delinquency Percentage of ABS pools since [_]. [This multiple corresponds generally to the multiple used for calculating expected cumulative net losses before the notes would realize a loss.] The amount of the Delinquency Trigger has been set at a level in excess of the historical peak Delinquency Trigger to assure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.

“Subject Receivables” means, for any asset review, all Receivables outstanding and held by the trust that are more than 60 days delinquent as of the related Review Satisfaction Date. However, any Receivable which becomes a repurchased Receivable or which is paid in full after the Review Satisfaction Date will no longer be a Subject Receivable.

Asset Review Voting

If the Delinquency Percentage on any Payment Date exceeds the Delinquency Trigger for that Payment Date, the servicer will notify Investors of that occurrence on the related monthly distribution report filed by the depositor on Form 10-D. Investors (regardless of whether such Investor holds a note or its interest in a note in book-entry form or in definitive form) in the aggregate holding at least 5% (by aggregate outstanding principal amount of all the outstanding notes) (the “Instituting Noteholders”) may then elect to initiate a vote of the Investors to determine whether the asset representations reviewer will conduct the review described under “—Asset Review” below by giving written notice to the indenture trustee of their desire to institute such a vote. Notes retained by the depositor will not be included for purposes of determining whether the required percentage of any class of notes have taken any action with respect to an asset representations review as described under “—Notes Owned by the Depositor, AHFC or Affiliates” below. Notice of the initiation of such vote shall be provided to Investors on Form 10-D. If any of the Instituting Noteholders is not a record holder as reflected on the note register and is instead a beneficial owner of notes, the indenture trustee may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of a specified principal balance of the Notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

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Any such vote shall be (i) initiated no later than 90 days from the date on which a Form 10-D was filed which included a notification to Investors that the Delinquency Percentage on the related Payment Date exceeded the Delinquency Trigger for that Payment Date (such date, the “Deliquency Trigger Notice Date”) and (ii) completed no later than 150 days from the Delinquency Trigger Notice Date.

If the Instituting Noteholders initiate a vote as described in the preceding paragraph, the “Noteholder Direction” will be deemed to have occurred if Investors representing a majority of the voting Investors vote in favor of directing a review by the asset representation reviewer. Following the completion of the voting process, the next Form 10-D filed by the depositor will disclose whether or not a Noteholder Direction has occurred, and the depositor will file a Form 8-K describing the details of the vote. If the Instituting Noteholders elect to initiate a vote, then AHFC will pay the costs, expenses and liabilities incurred by the indenture trustee, the owner trustee, the depositor and the trust in connection with the voting process, including the costs and expenses of counsel (as described below under “—Fees and Expenses for Asset Review”). The sponsor, the depositor and the trust are required under the indenture to cooperate with the indenture trustee to facilitate the voting process. The indenture trustee may set a record date for purposes of determining the identity of Investors entitled to vote in accordance with TIA Section 316(c).

Within [●] days of the Review Satisfaction Date, the indenture trustee will send a notice to the sponsor, the depositor, the servicer and the asset representations reviewer specifying that the Review Conditions have been satisfied and providing the applicable Review Satisfaction Date. Within [●] days of receipt of such notice, the servicer will provide the asset representations reviewer, with a copy to the indenture trustee, a list of the Subject Receivables.

AHFC will reimburse the costs, expenses and liabilities incurred by the indenture trustee, the sponsor, the depositor and the issuing entity in connection with such disclosure and the voting process, including the costs and expenses of counsel.

Notes Owned by the Depositor, AHFC or Affiliates

Notes owned by the depositor, AHFC or any of their affiliates will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document.

Fees and Expenses for Asset Review

As described under “—Fees and Expenses” below, the asset representations reviewer will be paid [an upfront] fee of $[●] by the administrator, and to the extent not so paid, as set forth under “Payments on the Notes—Payment of Distributable Amounts” in accordance with the asset representations review agreement. [However, that [upfront] fee does not include the fees and expenses of the asset representations reviewer in connection with an asset review of the Subject Receivables. Under the asset representations review agreement, the asset representations reviewer will be entitled to receive a fee in connection with the asset review of $[ ] for each Subject Receivable (the “Review Expenses”).] The Review Expenses will be paid by AHFC.

Asset Review

The asset representations reviewer will perform a review of the Subject Receivables for compliance with the Pool Asset Representations (an “Asset Review”) to determine whether the Pool Asset Representations with respect to each Subject Receivable were accurate in all material respects

The Asset Review will be performed in accordance with [such procedures as the asset representations reviewer shall deem appropriate, in the discretion of the asset representations reviewer.][Alternatively, insert description of any procedures agreed with the asset representations reviewer in the asset representations review agreement.]

Under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Satisfaction Date. Upon

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completion of its review, the asset representations reviewer will provide a report to the indenture trustee, the sponsor and the depositor of the findings and conclusions of the review of the Subject Receivables, and the Form 10-D filed by the depositor with respect to the Collection Period in which the asset representations reviewer’s report is provided will include a summary of those findings and conclusions.

The asset representations reviewer will not be responsible for determining whether noncompliance with the Pool Asset Representations constitutes a breach of the receivables purchase agreement or the sale and servicing agreement or whether the originator would be required to repurchase a Subject Receivable. If the asset representations reviewer determines that there was noncompliance with the Pool Asset Representations, the sponsor will then, after reviewing the report of the asset representations reviewer, determine whether the originator would be required to repurchase a Subject Receivable.

Dispute Resolution

The originator is required to repurchase Receivables from the trust as described under “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus. Any Investor (each, a “requesting party”) may request that the originator repurchase any Receivable that does not satisfy the representations and warranties described under “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus. In order to make a repurchase request, a Requesting Party will be required to provide a notice stating the request to the originator. If the repurchase request has not been fulfilled or otherwise resolved to the reasonable satisfaction of such requesting party within 180 days of the receipt of notice of the request by the originator, the requesting party may refer the matter, at its discretion, to mediation, non-binding arbitration or binding arbitration. The requesting party will be required to provide notice of its intention to refer the matter to mediation, non-binding arbitration or binding arbitration, as applicable, to the originator, with a copy to the issuing entity, the depositor, the owner trustee and the indenture trustee.

If the requesting party selects mediation, the mediation will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]] selected by the requesting party. The fees and expenses of the mediation will be allocated as mutually agreed by the parties as part of the mediation. The mediator will be impartial and appointed from a list of neutrals maintained by the American Arbitration Association (the “AAA”).

If the requesting party selects arbitration, the arbitration will be administered by [a nationally recognized arbitration and mediation association][one of [identify options]]. The arbitrator will be impartial and appointed from a list of neutrals maintained by the AAA. In its final determination, the arbitrator will determine and award the costs of the arbitration (including the fees of the arbitrator, cost of any record or transcript of the arbitration and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator in its reasonable discretion.

Any mediation and arbitration described above will be held in [______] (or, such other location as the parties mutually agree upon by such requesting party and the originator) and will be subject to certain confidentiality restrictions and additional terms set forth in the receivables purchase agreement. Any settlement agreement reached in a mediation and any decision by an arbitrator in binding arbitration will be binding upon the requesting party, the depositor, the issuing entity, the owner trustee and the indenture trustee with respect to the Receivable that is the subject matter of the repurchase request, and, in that situation, issues relating to that Receivable may not be re-litigated by the depositor, the issuing entity, the owner trustee or the indenture trustee or become the subject of a subsequent repurchase request by the requesting party in mediation, arbitration, court or otherwise. By requesting binding arbitration, such requesting party will waive the right to sue in court, including the right to a trial by jury.

Accounts

The servicer will establish and maintain with the indenture trustee a collection account, in the name of the indenture trustee, on behalf of the securityholders, into which payments made on or with respect to the

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Receivables and amounts released from the yield supplement account, reserve fund[, prefunding account][or other form of credit enhancement] will be deposited for payment to the securityholders.

The servicer will also establish and will maintain with the indenture trustee:

•	the reserve fund in the name of the indenture trustee for the benefit of the noteholders [,][and] the certificateholders [and the Swap Counterparty];

•	the note distribution account; [and]

•	the yield supplement account in the name of the indenture trustee for the benefit of the noteholders [,][and] the certificateholders [and the Swap Counterparty]; [and]

•	[a prefunding account].

Funds in the collection account, the yield supplement account[, any prefunding account], the reserve fund [and [insert any other applicable accounts]] will be invested, at the direction of the Treasury Department of the servicer, as provided in the sale and servicing agreement in Eligible Investments.

“Eligible Investments” mean, at any time, any one or more of the following obligations and securities:

●	obligations of, and obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency thereof, provided such obligations are backed by the full faith and credit of the United States;

●	general obligations of or obligations guaranteed by the Federal National Mortgage Association, any state of the United States, the District of Columbia or the Commonwealth of Puerto Rico then rated the highest available credit rating of each Rating Agency for such obligations;

●	securities bearing interest or sold at a discount issued by any corporation incorporated under the laws of the United States or any state thereof, the District of Columbia or the Commonwealth of Puerto Rico, so long as at the time of such investment or contractual commitment providing for such investment either the long-term unsecured debt of such corporation has the highest available credit rating from each Rating Agency for such obligations or the commercial paper or other short-term debt which is then rated has the highest available credit rating of each Rating Agency for such obligations;

●	certificates of deposit issued by any depository institution or trust company (including the indenture trustee) incorporated under the laws of the United States or any state thereof, the District of Columbia or the Commonwealth of Puerto Rico and subject to supervision and examination by banking authorities of one or more of such jurisdictions, provided that the short-term unsecured debt obligations of such depository institution or trust company has the highest available credit rating of each Rating Agency for such obligations;

●	certificates of deposit issued by any bank, trust company, savings bank or other savings institution and fully insured by the Federal Deposit Insurance Corporation;

●	repurchase obligations held by the indenture trustee that are acceptable to the indenture trustee with respect to any security described in the first and second bullets above or any other security issued or guaranteed by any other agency or instrumentality of the United States, in either case entered into with a federal agency or a depository institution or trust company (acting as principal) described in the fourth bullet above;

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●	any mutual fund, money market fund, common trust fund or other pooled investment vehicle having a rating, at the time of such investment from each of the rating agencies rating in the highest investment category granted thereby, (including, but not limited to funds of which the indenture trustee or an affiliate thereof is the manager or financial advisor);

●	such other investments with respect to which the Rating Agency Condition is satisfied.

Except as described below, Eligible Investments are limited to obligations or securities that mature on or before the next Payment Date. However, to the extent permitted by the Rating Agencies, funds in any Account (other than the collection account) may be invested in obligations or securities that will not mature prior to the next Payment Date and will not be sold to meet any shortfalls. Thus, the amount of cash in the reserve fund or yield supplement account at any time may be less than the balance of the reserve fund or the yield supplement account, as the case may be. If the amount required to be withdrawn from the reserve fund or yield supplement account to cover shortfalls in collections on the Receivables exceeds the amount of cash in the reserve fund or the yield supplement account, as the case may be, a temporary shortfall in the amounts paid to the noteholders or certificateholders could result, which could, in turn, increase the average life of the notes or the certificates. Investment earnings on funds deposited in the Accounts, net of losses and investment expenses, shall be released to the servicer or the depositor on each Payment Date and shall be the property of the servicer or the depositor, as the case may be. Funds in the note distribution account shall not be invested.

The Accounts will be maintained with the indenture trustee so long as it is an Eligible Institution. If the indenture trustee or owner trustee, as the case may be, ceases to be an Eligible Institution, then the servicer shall, with the assistance of the indenture trustee as may be necessary, cause each Account to be moved to an Eligible Institution.

Servicing Procedures

The servicer, for the benefit of the trust, shall manage, service, administer and make collections on the Receivables (other than Administrative Receivables and Warranty Receivables) with reasonable care, using that degree of skill and attention that the servicer exercises with respect to all comparable automobile receivables that it services for itself or others. The servicer’s duties shall include collection and posting of all payments, responding to inquiries of Obligors or by federal, state or local government authorities with respect to the Receivables, investigating delinquencies, sending payment statements to Obligors, reporting tax information to Obligors in accordance with its customary practices, policing the collateral, accounting for collections and furnishing monthly and annual statements to the trustees with respect to distributions, generating federal income tax information and performing the other duties specified in the sale and servicing agreement. The Servicer may, at its option, make Advances. The Servicer shall follow its customary standards, policies and procedures and shall have full power and authority, acting alone, to do any and all things in connection with such managing, servicing, administration and collection that it may deem necessary or desirable. Without limiting the generality of the foregoing, the servicer shall be authorized and empowered to execute and deliver, on behalf of itself, the trust, the trustees, the securityholders or any of them, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge and all other comparable instruments, with respect to the Receivables and the Financed Vehicles. The servicer is authorized to commence, in its own name or in the name of the trust, a legal proceeding to enforce a defaulted Receivable or to commence or participate in a legal proceeding (including without limitation a bankruptcy proceeding) relating to or involving a Receivable, including a defaulted Receivable. If the servicer commences or participates in such a legal proceeding in its own name, the trust will be deemed to have automatically assigned, solely for the purpose of collection on behalf of the party retaining an interest in such Receivable, such Receivable and the other related property of the trust with respect to such Receivable to the servicer for purposes of commencing or participating in any such proceeding as a party or claimant. The servicer is also authorized and empowered under the sale and servicing agreement to execute and deliver in the servicer’s name any notices, demands, claims, complaints,

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responses, affidavits or other documents or instruments in connection with any such proceeding. If in any enforcement suit or legal proceeding it shall be held that the servicer may not enforce a Receivable on the grounds that it shall not be a real party in interest or a holder entitled to enforce such Receivable, the owner trustee on behalf of the trust shall, at the servicer’s expense and written direction, take steps to enforce such Receivable, including bring suit in its name or the name of the trust, the indenture trustee, the noteholders or the certificateholders. The owner trustee on behalf of the trust is required to furnish the servicer with any powers of attorney and other documents and take any other steps which the servicer may deem necessary or appropriate to enable the servicer to carry out its servicing and administrative duties under the sale and servicing agreement.

The servicer will make reasonable efforts to collect all payments due with respect to the Receivables held by the trust and will, consistent with the sale and servicing agreement, follow the collection procedures it follows with respect to comparable automobile receivables it services for itself and others.

The servicer will be authorized to grant certain rebates, adjustments or extensions with respect to a Receivable without the prior consent of the trust. However, if any modification of a Receivable extends the maturity of a Receivable beyond the final scheduled maturity date of the last maturing class of notes, the servicer will be obligated to purchase the Receivable as described below. In addition, in the event that any rescheduling or extension of a Receivable modifies the terms of such Receivable in such a manner as to constitute a cancellation of such Receivable and the creation of a new automobile receivable that results in a deemed exchange thereof within the meaning of Section 1001 of the Code, the servicer will be obligated to purchase the Receivable as described below.

In addition, the servicer will covenant that, except as otherwise contemplated in the sale and servicing agreement (including the provisions in the immediately two preceding paragraphs):

●	it will not release in whole or in part any Financed Vehicle from the security interest granted in the related Receivable;

●	it will do nothing to impair the rights of the trust in the Receivables;

●	it will not alter the APR of any Receivable (to the extent permitted by applicable laws, rules and regulations);

●	it will not modify the number of payments under a Receivable or the maturity of a Receivable beyond the final scheduled maturity date of the last maturing class of notes unless it is making advances corresponding to reduction in Scheduled Payments as described above; and

●	it will not alter the amount financed under a Receivable.

The trust, the servicer or the seller shall inform the other parties promptly upon the discovery of any breach by the servicer or upon actual knowledge of such breach by a responsible officer of the owner trustee or indenture trustee of the above obligations that would materially and adversely affect any Receivable. Unless the breach is cured by the last day of the second collection period following the discovery (or, if the servicer so elects, the last day of the first collection period following the discovery), the servicer is required to purchase any such Administrative Receivable materially and adversely affected by the breach from the trust at a price equal to the Administrative Purchase Payment for that Receivable. Upon the purchase of any Administrative Receivable, the servicer will, for all purposes of the sale and servicing agreement, be deemed to have released all claims for the reimbursement of outstanding Receivables made in respect of that Administrative Receivable. This purchase obligation will constitute the sole remedy available to the trust, the securityholders or the trustees for any uncured breach by the servicer.

If the servicer determines that eventual payment in full of a Receivable is unlikely, the servicer will follow its normal practices and procedures to recover all amounts due upon that Receivable, including repossessing and disposing of the related Financed Vehicle at a public or private sale, or taking any other

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action permitted by applicable law. We refer you to “Certain Legal Aspects of the Receivables” in this prospectus.

Servicing Compensation

The servicer will be entitled to receive as compensation for services rendered an amount equal to the aggregate Principal Balance of the Receivables as of the first day of the related Collection Period multiplied by the Servicing Fee Rate (which we refer to in this prospectus as the “Base Servicing Fee”) for each Collection Period. The Base Servicing Fee (together with any portion of the Base Servicing Fee that remains unpaid from prior Payment Dates) will be paid solely to the extent of amounts available for that purpose as set forth in this prospectus.

The servicer will also be entitled to collect and retain any late fees, prepayment charges and other administrative fees or similar charges allowed by applicable law with respect to the Receivables and any interest earned during a Collection Period from the investment of monies in the collection account as a Supplemental Servicing Fee. Payments by or on behalf of Obligors will be allocated to scheduled payments and late fees and other charges in accordance with the servicer’s normal practices and procedures. In addition, the servicer will be entitled to reimbursement from the trust for specified liabilities. The servicer will be paid the Base Servicing Fee for each Collection Period on the Payment Date related to that Collection Period prior to the payment of interest on any class of notes or certificates. However, if it is acceptable to each Rating Agency, as evidenced by satisfaction of the Rating Agency Condition specified in the indenture, the Base Servicing Fee in respect of a Collection Period (together with any portion of the Base Servicing Fee that remains unpaid from the prior Payment Dates) will be paid at the beginning of that Collection Period out of collections of interest on the related Receivables.

The Base Servicing Fee and the Supplemental Servicing Fee (collectively, the “Servicing Fee”) will compensate the servicer for performing the functions of a third party servicer of automobile receivables as an agent for the beneficial owner of those Receivables, including collecting and posting all payments, responding to inquiries of Obligors on the Receivables, investigating delinquencies, sending payment statements to Obligors, reporting tax information to Obligors, paying costs of collections and policing the collateral. The Servicing Fee also will compensate the servicer for administering the Receivables, including making Advances, accounting for collections and furnishing monthly statements to the owner trustee[, the Delaware trustee] and indenture trustee with respect to payments. The Servicing Fee also will reimburse the servicer for specified taxes, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the Receivables.

The Servicing Fee will be paid from Available Amounts allocable to interest prior to the payment of the Noteholders’ Distributable Amounts or Certificateholders’ Distributable Amounts.

Insurance on Financed Vehicles

Each Receivable requires the related Obligor to maintain specific levels and types of insurance coverage to protect the Financed Vehicle against losses. The originator requires evidence of insurance coverage by the Obligors at the time of origination of the Receivables, but performs no verification of continued coverage after origination. The originator will not be obligated to make payments to the trust for any loss as to which third party insurance has not been maintained, except to the extent of its obligations under the purchase agreement. Since the Obligors may select their own insurers to provide the requisite coverage, the specific terms of their policies may vary. The servicer will not be required to monitor the maintenance of insurance. A failure by an Obligor to maintain physical damage insurance will constitute a default under the related Receivable. We refer you to “The Receivables—Pool Underwriting” in this prospectus. In the event that the Obligor fails to maintain any required insurance and this failure results in a shortfall in amounts to be distributed to securityholders which is not covered by amounts on deposit in the reserve fund or by subordination of payments on the certificates to the extent described in this prospectus, the securityholders could suffer a loss on their investment.

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Collections

The servicer maintains several bank accounts into which payments from Obligors on the Receivables and payments from obligors on other retail installment sale contracts and automobile lease contracts are deposited upon receipt by the servicer. Payments received are deposited into the accounts based on the type and manner in which such payment is received. Payments made by check or electronic debit are deposited into one or more lockbox accounts. All other payments, including prepayments in full, are deposited into another account. Funds on deposit in these accounts are transferred to a separate operating account from which all sums representing payments on the related Receivables are remitted to the related collection account on a monthly basis.

The servicer will deposit all payments on Receivables received from Obligors and all proceeds of Receivables collected during each Collection Period, net of certain amounts permitted to be retained by the servicer under the sale and servicing agreement, into the collection account not later than two Business Days after receipt. However, so long as AHFC is the servicer, if each condition to making monthly deposits as may be required by the sale and servicing agreement (including the satisfaction of specified ratings criteria of the Rating Agencies or AHFC obtaining a letter of credit or similar agreement and the absence of any Servicer Default or Event of Default) is satisfied, the servicer may retain such amounts until the related Deposit Date. The servicer or the depositor, as the case may be, will remit the aggregate Warranty Purchase Payments and Administrative Purchase Payments of Receivables to be purchased from the trust into the collection account on or before each Deposit Date. All decisions regarding deposits and withdrawals from the collection account will be made by the servicer and will not be independently verified.

If the servicer were unable to remit the funds as described above, securityholders might incur a loss. To the extent set forth in this prospectus, the servicer may, in order to satisfy the requirements described above, obtain a letter of credit or other security for the benefit of the trust to secure timely remittances of collections on the Receivables and payment of the aggregate Warranty Purchase Payments and Administrative Purchase Payments with respect to Receivables required to be repurchased by the depositor or the servicer, as applicable.

The servicer will be entitled to withhold, or to be reimbursed from amounts otherwise payable into or on deposit in the collection account, amounts previously deposited in the collection account but later determined to have resulted from mistaken deposits or postings. Except in certain circumstances described in the sale and servicing agreement, pending deposit into the collection account, collections may be invested by the servicer at its own risk and for its own benefit and will not be segregated from its own funds.

Collections on or in respect of a Receivable made during a Collection Period (including Warranty Purchase Payments and Administrative Purchase Payments) will be applied first to interest accrued to date, second to principal until the principal balance is brought current, third to reduce the unpaid late charges as provided in the Receivable and finally to prepay principal of the Receivable.

Collections on or in respect of a Receivable made during a Collection Period which are not late fees, prepayment charges or certain other similar fees or charges will be applied first to any outstanding Advances made by the servicer with respect to such Receivable, and then to the related Scheduled Payment. Any collections on or in respect of a Receivable remaining after such applications will be considered an “Excess Payment.” Excess Payments constituting a prepayment in full of the related Receivable will be applied as a prepayment in full of such Receivable and all other Excess Payments on Receivables will be applied as a partial prepayment.

On each Deposit Date, the indenture trustee will cause any Yield Supplement Withdrawal Amount to be deposited into the collection account. [The indenture trustee will deposit into the collection account, promptly on the day of receipt, the Swap Payments received from the Swap Counterparty, if any, for the related Payment Date.]

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Advances

If the Scheduled Payment due on a Receivable (other than an Administrative Receivable or a Warranty Receivable) is not received in full by the end of a Collection Period, the servicer may, subject to the limitations set forth below, make an Advance to the trust in an amount with respect to the Receivable equal to the product of the Principal Balance of the Receivable as of the first day of the related Collection Period and one-twelfth of its APR minus the amount of interest actually received on the Receivable during the related Collection Period. If a calculation results in a negative number, an amount equal to such negative amount shall be paid to the servicer in reimbursement of outstanding Advances. In addition, in the event that a Receivable becomes a Liquidated Receivable, the amount of accrued and unpaid interest thereon (but not including interest for the current Collection Period) shall, up to the amount of all outstanding Advances in respect thereof, be withdrawn from the collection account and paid to the servicer in reimbursement of the outstanding Advances, if any. No advances of principal will be made with respect to Receivables. The servicer will not be required to make any Advances with respect to any Receivable (other than the Advance of an interest shortfall arising from a prepaid Receivable) to the extent that it does not expect to recoup the Advance from subsequent collections or recoveries with respect to such Receivable, which we refer to as a “non-recoverable Advance.”

The servicer will make any Advances by depositing into the collection account an amount equal to the aggregate of the Advances due in respect of a Collection Period on the Business Day immediately preceding the related Payment Date.

The servicer shall be entitled to reimbursement for all outstanding Advances, without interest, with respect to a Receivable from the following sources with respect to such Receivable: (i) subsequent payments made by or on behalf of the related Obligor, (ii) proceeds from the liquidation of any Receivable, (iii) the Administrative Purchase Payment and (iv) the Warranty Purchase Payment.

Net Deposits

As an administrative convenience, as long as specified conditions are satisfied, for so long as AHFC is the servicer, the servicer will be permitted to make the deposit of collections, aggregate Advances and Administrative Purchase Payments for the trust for or with respect to the related Collection Period net of payments to be made to the servicer with respect to that Collection Period. The servicer may cause to be made a single, net transfer to the collection account. The servicer, however, will account to the owner trustee, the indenture trustee, the noteholders and the certificateholders as if all deposits, payments and transfers were made individually.

Statements to Securityholders

On each Payment Date, the servicer will prepare and provide a statement to (i) the indenture trustee to be made available to the noteholders [and the Swap Counterparty] and (ii) to the owner trustee to furnish to the certificateholders on that Payment Date. Each statement to be delivered to securityholders [and the Swap Counterparty] will include (among other items and to the extent applicable) the following information as to the notes and as to the certificates with respect to that Payment Date:

●	the determination date and the Collection Period for the notes and certificates;

●	the amount of payment allocable to interest on each class of securities;

●	the amount of payment allocable to the principal amount of each class of notes and to the Certificate Balance of the certificates;

●	the number of and the aggregate Principal Balance of the Receivables as of the close of business on the first day and last day of the related Collection Period after giving effect to payments allocated to principal reported under the immediately preceding bullet point;

●	the outstanding principal balance of each class of notes and the Note Pool Factor for each class of those notes, and the Certificate Balance and the Certificate Pool Factor for the

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certificates, each after giving effect to all payments reported under the first bullet point above on that date;

●	fees or expenses accrued and paid, including the Servicing Fee, fees or expenses of the trustees (not previously paid by AHFC) and fees or expenses of the asset representations reviewer (not previously paid by AHFC), with an identification of the general purpose of such fees and the party receiving such fees or expenses;

●	the Noteholders’ Interest Carryover Shortfall, the Noteholders’ Principal Carryover Shortfall, the Certificateholders’ Interest Carryover Shortfall and the Certificateholders’ Principal Carryover Shortfall, if any;

●	the Interest Rate or Pass Through Rate for the Interest Period relating to the succeeding Payment Date for any class of notes or certificates with variable or adjustable rates;

●	the beginning and ending principal balances of the notes and certificates;

●	the pool characteristics as of the last day of the related Collection Period, including, but not limited to, the weighted average Interest Rate and weighted average remaining term to maturity;

●	the Available Amounts;

●	delinquency and loss information for the related Collection Period;

●	any material modifications, extensions or waivers to the terms of the Receivables during the related Collection Period or that have cumulatively become material over time;

●	any material breaches of representations or warranties related to the Receivables;

●	[amounts on deposit in the prefunding account and the amount withdrawn from the prefunding account since the previous Payment Date to purchase additional Receivables;]

●	amounts on deposit in the yield supplement account after giving effect to changes thereto on that date and the amount of those changes;

●	the beginning and ending balances of any reserve fund;

●	[any net swap payments, Swap Termination Payments, Subordinate Swap Termination Payments or any other amounts due to the Swap Counterparty under the Swap Agreement;]

●	[any amounts drawn on any credit enhancement, and the amount of coverage remaining under any such enhancement, if known;]

●	the information required by Rule 15Ga-1(a) under the Exchange Act concerning all Receivables that were the subject of a demand to repurchase or replace for breach of representation or warranty with respect to trusts (a) that are subject to continuing reporting obligations on Form 10-D on or after December 31, 2011 and (b) for which an initial bona fide offering of notes occurs on or after February 14, 2012;

●	[any addition or removal of Receivables in connection with a prefunding or revolving period (and, in the case of additions, any material changes in the solicitation, credit-

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granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, used to originate, acquire or select the new receivables);]

●	[the yield supplement overcollateralization amount];

●	whether the Delinquency Trigger has been met or exceeded,

●	if applicable, a statement that the servicer has received a communication request from a noteholder interested in communicating with other noteholders regarding the possible exercise of rights under the Transfer and Servicing Agreements, the name and contact information for the requesting noteholder and the date such request was received,

●	whether and when Investors have elected to initiate a vote of the Investors with respect to an asset representations review (which shall be filed on Form 10-D) to determine whether the asset representations reviewer will conduct an asset representations review;

●	whether and when the requisite percentage of Investors have voted to direct an asset representations review of the applicable Subject Receivables (which shall be filed on Form 10-D) pursuant to the process described under “—Asset Representations Review—Asset Review Voting;”

●	a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer[, and][,]

●	if applicable, information (which shall be filed on Form 10-D) with respect to the resignation, removal, substitution or any other change in the asset representations reviewer as required by Item 1121(d)(2) of Regulation AB[.][, and]

●	[for periods on or after November 23, 2016: any asset level information as required by Item 1111(h) and Item 1125 of Regulation AB].

The indenture trustee will make each monthly report available to each holder of notes via the indenture trustee’s internet website at http://www.[____]. Holders of notes with questions, including regarding the use of the indenture trustee’s internet website, may direct them to the indenture trustee’s [bondholder services group at [_______]]. Copies of the statements may be obtained by the securityholders by delivering a request in writing addressed to the indenture trustee at [______].

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the trust, the indenture trustee or owner trustee, as applicable, will make available to each person who at any time during that calendar year has been a securityholder with respect to that trust and received any payment a statement containing information for the purposes of that securityholder’s preparation of federal income tax returns. We refer you to “Material U.S. Federal Income Tax Considerations” in this prospectus.

Noteholder Communication

A noteholder or a beneficial owner of a note (collectively, “Investors”) may send a request to the depositor at any time notifying the depositor that the Investor would like to communicate with other Investors with respect to an exercise of their rights under the terms of the Transfer and Servicing Agreements, including the right to request an asset representations review as set forth under “—Asset Representations Review” above.  If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the indenture trustee or servicer may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of notes and (2) an additional

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form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

The depositor will include in each Form 10-D disclosure regarding any request received during the related Collection Period from an Investor to communicate with other Investors related to the Investors exercising their rights under the terms of the Transfer and Servicing Agreements. The disclosure in the Form 10-D regarding the request to communicate will include the name of the Investor making the request, the date the request was received, a statement to the effect that the issuing entity has received a request from the Investor, stating that the Investor is interested in communicating with other Investors with regard to the possible exercise of rights under the Transfer and Servicing Agreements and a description of the method other Investors may use to contact the requesting Investor.

The servicer will bear any costs associated with including the above information in the Form 10-D.

List of Noteholders

Three or more holders of the notes of any class or one or more holders of notes of that class evidencing not less than 25% of the aggregate outstanding principal amount of notes may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or under those notes.  The indenture trustee may elect not to afford the requesting noteholders access to the list of noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting noteholders, to all noteholders.

The indenture trustee or the owner trustee, as the case may be, will provide to the servicer within 15 days after receipt of a written request from the servicer, a list of the names of all noteholders of record as of the most recent applicable record date.

Evidence as to Compliance

On or before 90 days after the end of each fiscal year of the trust for which the depositor is filing any periodic reports with respect to the trust under the Exchange Act or any other securities law,

1. the servicer will be required to deliver to the trust, the owner trustee and the administrator any report or information required to facilitate compliance by the trust with Subpart 229.1100—Asset Backed Securities (Regulation AB), 17 C.F.R. §§ 229.1100-229.1125 (“Regulation AB”), as that regulation may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or as may be provided by the SEC or its staff from time to time;

2. the servicer will be required to deliver to the trust, the owner trustee and the administrator an attestation report from a firm of independent registered public accountants detailing the servicer’s assessment of its compliance with the servicing criteria set forth in the applicable SEC regulations for asset-backed securities transactions as of and for the period ending the end of each fiscal year of the trust, and the servicer’s assessment report will identify any material instance of noncompliance so long as the depositor is filing the servicer’s attestation report with respect to the issuing entity under the Securities Exchange Act of 1934, as amended.

The sale and servicing agreement will also provide for delivery to the trust, the owner trustee and the administrator substantially simultaneously with the delivery of those accountants’ statement referred to above, of a certificate signed by an officer of the servicer stating that the servicer has fulfilled its obligations under the sale and servicing agreement throughout the preceding twelve months (or, in the case of the first certificate, from the Closing Date) in all material respects or, if there has been a default in the fulfillment of any obligation, describing each default. The servicer has agreed to give the indenture trustee, the owner trustee and the administrator notice of specified Servicer Defaults under the sale and servicing agreement.

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Copies of such statements, certificates and reports may be obtained by any noteholder or certificateholder by a request in writing addressed to the indenture trustee or owner trustee, as the case may be, at the related corporate trust office. So long as the depositor is filing any reports with respect to the trust under the Securities Exchange Act of 1934, as amended, an annual report on Form 10-K will be filed with the SEC within 90 days after the end of each fiscal year of the trust. The annual report will contain the statements, certificates and reports disclosed above.

Certain Matters Regarding the Servicer

The sale and servicing agreement will provide that AHFC may not resign from its obligations and duties as servicer, except upon AHFC’s determination that its performance of those duties is no longer permissible under applicable law. No resignation will become effective until a successor servicer (which may be the indenture trustee or owner trustee, as applicable) has assumed AHFC’s servicing obligations and duties under the sale and servicing agreement.

The sale and servicing agreement will further provide that neither the servicer nor any of its directors, officers, employees or agents will be under any liability to the trust or the noteholders or certificateholders for taking any action or for refraining from taking any action pursuant to the sale and servicing agreement or for errors in judgment; except that neither the servicer nor any person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of the servicer’s duties under that document or by reason of reckless disregard of its obligations and duties under that document. In addition, the sale and servicing agreement will provide that the servicer is not obligated to appear in, prosecute or defend any legal action that is not incidental to the servicer’s servicing responsibilities under the sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability. The servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the sale and servicing agreement, the rights and duties of the parties thereto and the interests of the securityholders. In that event, the legal expenses and costs of that action and any liability resulting therefrom will be expenses, costs and liabilities of the trust.

Under the circumstances specified in the sale and servicing agreement, any entity into which the servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the servicer is a party, or any entity succeeding to all or substantially all of the business of the servicer will be the successor of the servicer under the sale and servicing agreement.

Servicer Default

A Servicer Default under the sale and servicing agreement will consist of the following:

●	any failure by the servicer to deposit in or credit to any Account any required payment or make the required payments therefrom and that failure continues unremedied for three Business Days after discovery thereof by the servicer or after the giving of written notice of the failure to (a) the servicer by the owner trustee or the indenture trustee, as applicable or (b) the servicer and the owner trustee or the indenture trustee, as applicable, by not less than 25% of the voting interests of the class of notes [of the Controlling Class] then outstanding;

●	any failure by the servicer (or the depositor, as long as AHFC is the servicer) to duly observe or perform in any material respect any other covenants or agreements in the sale and servicing agreement, which failure materially and adversely affects the rights of the securityholders, and which failure continues unremedied for 90 days after the giving of written notice of the failure to (a) the servicer or the depositor, as the case may be, by the owner trustee or the indenture trustee, as applicable, or (b) the servicer or the depositor, as the case may be, and the owner trustee or the indenture trustee by the holders of not less than 25% of the voting interests of the class of notes [of the Controlling Class] then outstanding; and

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●	the occurrence of an Insolvency Event with respect to the seller or the servicer;

provided, however, that (A) if any delay or failure of performance referred to in the first bullet point above shall have been caused by force majeure or other similar occurrences, the three Business Day grace period referred to in such bullet point shall be extended for an additional 60 calendar days and (B) if any delay or failure of performance referred to in the second bullet point above shall have been caused by force majeure or other similar occurrences, the 90 day grace period referred to in such bullet point shall be extended for an additional 60 calendar days.

Rights Upon Servicer Default; Removal of Servicer

So long as a Servicer Default under the sale and servicing agreement remains unremedied, the indenture trustee or noteholders evidencing not less than 25% of the voting interests of the notes [of the Controlling Class] then outstanding may terminate all the rights and obligations of the servicer under the sale and servicing agreement. Under those circumstances, authority and power shall, without further action, pass to and be vested in the indenture trustee or a successor servicer appointed by the indenture trustee under the sale and servicing agreement. The indenture trustee or successor servicer will succeed to all the responsibilities, duties and liabilities of the servicer in its capacity under the sale and servicing agreement and will be entitled to similar compensation arrangements.

However, if the servicer becomes a debtor in bankruptcy or, if not eligible to be a debtor in bankruptcy, becomes the subject of insolvency proceedings, and no Servicer Default other than the commencement of bankruptcy or insolvency proceedings has occurred, the indenture trustee or the noteholders may not be able to effect a transfer of servicing as described above. If the indenture trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor servicer with a net worth of at least $50,000,000 and whose regular business includes the servicing of automobile receivables. The indenture trustee or any person appointed as successor servicer will be the successor in all respects to the predecessor servicer under the sale and servicing agreement and all references in the sale and servicing agreement to the servicer shall apply to that successor servicer. The indenture trustee may make arrangements for compensation to be paid, but the compensation for the successor servicer may not be greater than the Servicing Fee under the sale and servicing agreement. Notwithstanding termination, the servicer will be entitled to payment of specified amounts payable to it prior to the termination for services it rendered prior to the termination. Upon payment in full of the principal of and interest on the notes, the certificateholders will succeed to the rights of the noteholders with respect to removal of the servicer.

All reasonable costs and expenses incurred in connection with transferring the Receivables to the successor servicer and amending the sale and servicing agreement as needed shall be paid by the predecessor servicer.

Waiver of Past Defaults

With respect to the trust, (1) the holders of not less than a majority of the aggregate principal amount of the notes then outstanding or (2) in the case of any Servicer Default that does not adversely affect the indenture trustee or the noteholders or if the notes are no longer outstanding, the holders of certificates may waive any default by the servicer in the performance of its obligations under the sale and servicing agreement and its consequences, except a Servicer Default in making any required deposits to the collection account in accordance with the sale and servicing agreement. No waiver will impair those noteholders’ or certificateholders’ rights with respect to subsequent defaults.

Amendment

Each of the Transfer and Servicing Agreements (other than the administration agreement) may be amended by the parties to the related agreement, without the consent of the noteholders or certificateholders (1) to cure any ambiguity, correct or supplement any provision in the related Transfer and Servicing Agreement that may be inconsistent with any other provision in that agreement, or make any other provisions with respect to matters or questions arising under that agreement that are not inconsistent with

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the provisions of that agreement or (2) to change the formula for amounts required to be on deposit in a reserve fund, the remittance schedule for deposits to Accounts and the requirements to allow the servicer to remit funds monthly, provided that the amendment will not materially and adversely affect the interest of any noteholder or certificateholder, in the case of amendments pursuant to clause (1) above, as evidenced by an opinion of counsel, and in the case of amendments pursuant to clause (2) above, provided that each Rating Agency has received notice of such amendment and has not indicated that such amendment would result in a downgrade of any notes.

The administration agreement may be amended by the parties hereto, with the written consent of the owner trustee [and the Delaware trustee] but without the consent of the noteholders or the certificateholders, (i) to add any provisions to or changing in any manner or eliminating any of the provisions of the administration agreement or of modifying in any manner the rights of the noteholders or the certificateholders; provided, that such amendment will not, as evidenced by an opinion of counsel, materially and adversely affect the interest of any of the noteholders or the certificateholders, or (ii) to correct any manifest error in the terms of the administration agreement as compared to the terms expressly set forth in this prospectus.

Each of the Transfer and Servicing Agreements may also be amended by the parties (with, if applicable to such Transfer and Servicing Agreement, the consent of the owner trustee [and the Delaware trustee]) to the related agreement thereto with the consent of:

●	the holders of notes evidencing a majority of the principal amount of the then outstanding notes [of the Controlling Class], if any (or relevant class or classes of notes); and

●	the holders of the certificates evidencing a majority of the outstanding Certificate Balance,

for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the related Transfer and Servicing Agreement or of modifying in any manner the rights of those noteholders or certificateholders.

No amendment of a Transfer and Servicing Agreement, however, shall:

●	increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the Receivables or distributions that are required to be made for the benefit of those noteholders or certificateholders without the consent of each of the “adversely affected” noteholders or certificateholders; or

●	reduce the aforesaid percentage of the principal amount of the then outstanding notes or certificates which is required to consent to any amendment, without the consent of the holders of all the then outstanding notes or certificates of each affected class.

List of Certificateholders

One or more holders of the certificates evidencing not less than 51% of the Certificate Balance of those certificates may, by written request to the owner trustee, obtain access to the list of all certificateholders maintained by the owner trustee for the purpose of communicating with other certificateholders with respect to their rights under the trust agreement or under those certificates.

No Transfer and Servicing Agreement will provide for the holding of annual or other meetings of securityholders.

Insolvency Event

The trust agreement will provide that the owner trustee does not have the power to commence a voluntary proceeding in bankruptcy with respect to the trust without the unanimous prior approval of all certificateholders (including the depositor) of the trust and the delivery to the owner trustee by each certificateholder (including the depositor) of a certificate certifying that that certificateholder reasonably believes that the trust is insolvent.

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Payment of Notes

Upon the payment in full of all outstanding notes and the satisfaction and discharge of the indenture, the owner trustee will succeed to all the rights of the indenture trustee, and the certificateholders will succeed to all the rights of the noteholders under the Transfer and Servicing agreements, except as otherwise provided in any Transfer and Servicing agreement.

Termination; Optional Redemption

The respective obligations of the depositor, the servicer, the originator (so long as AHFC has rights or obligations under the Transfer and Servicing Agreements), the owner trustee and the indenture trustee, as the case may be, pursuant to a Transfer and Servicing Agreement will terminate upon the earlier of:

●	the maturity or other liquidation of the last Receivable and the disposition of any amounts received upon liquidation of any remaining Receivables; and

●	the payment to securityholders of all amounts required to be paid to them pursuant to the related agreement; or the election by the servicer to purchase the corpus of the trust as described below.

The applicable trustee will give written notice of termination to each securityholder of record. The final distribution to any securityholder will be made only upon surrender and cancellation of that holder’s security at any office or agency of the trustee specified in the notice of termination. Any funds remaining in the trust, after the applicable trustee has taken measures to locate a securityholder set forth in the Transfer and Servicing Agreements and those measures have failed, will be distributed, subject to applicable law, to the depositor.

In order to avoid excessive administrative expense, the outstanding notes will be redeemed in whole, but not in part, on any Payment Date on which the servicer or any successor to the servicer exercises its option to purchase the Receivables. The servicer or any successor to the servicer may purchase the Receivables when the Pool Balance shall have declined to [_]% or less of the Pool Balance as of the Cutoff Date (the “Clean-up Call Option”). The “Redemption Price” for the outstanding notes will be equal to the unpaid principal amount of the outstanding notes plus accrued and unpaid interest on the notes, and for the certificates will equal the unpaid principal amount of the certificates on the date of the optional purchase plus accrued and unpaid interest on the certificates.

[If the servicer fails to exercise the Clean-up Call Option on [the first permissible date], the indenture trustee may be required to conduct an auction sale of such remaining assets. [Insert mechanics and timing of any such auction sale]. No such sale of the trust corpus will be permitted unless the indenture trustee receives a bid at least equal to the Redemption Price.

The owner trustee and indenture trustee will give written notice of termination to each securityholder. Upon termination of the trust, the assets of the trust will be liquidated and the proceeds from any liquidation (and amounts held in the Accounts) will be applied to pay the notes and the certificates in full, to the extent of amounts available.

Administration Agreement

AHFC, in its capacity as administrator, will enter into an administration agreement with the trust and the indenture trustee. Under the administration agreement, the administrator will agree to perform all the duties of the trust and the owner trustee under the sale and servicing agreement, the indenture, the trust agreement and the other agreements to which the trust is a party. The administrator will monitor the performance of the trust and shall advise the owner trustee when action is necessary to comply with the respective duties of such trust and the owner trustee under such agreements. The administrator shall prepare for execution by the trust or the owner trustee, or shall cause the preparation by other appropriate persons of, all such documents, reports, notices, filings, instruments, certificates and opinions that it shall be the duty of the trust or the owner trustee to prepare, file or deliver.

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In addition, the administrator shall take (or cause to be taken) all appropriate action that the trust or the owner trustee is required to take pursuant to the indenture.

In addition, it will be the obligation of the administrator to:

●	pay the trustee fees for the trust;

●	reimburse each trustee for its expenses, disbursements and advances incurred by each such trustee in accordance with the indenture or trust agreement, as applicable, except any such expense, disbursement or advance as may be attributable to its willful misconduct, negligence or bad faith;

●	indemnify each trustee and their respective agents for, and hold them harmless against, any loss, liability or expense incurred without negligence (with respect to the indenture trustee), or gross negligence (with respect to the owner trustee [or the Delaware trustee]), willful misconduct or bad faith on their part, arising out of or in connection with the acceptance or administration of the transactions contemplated by the Transfer and Servicing Agreements, including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties thereunder;

●	[pay the asset representations reviewer fees, costs and expenses for the trust;] and

●	make available to each Rating Agency notice of certain events as provided for under the Transfer and Servicing Agreements.

The foregoing obligations of the administrator with respect to the trustees will survive the termination of the administration agreement.

As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to an annual administration fee, which will be paid by the servicer out of the servicing fee. [Note: if fee is to be paid by trust, set forth administrator’s fee under “—Fees and Expenses” below]

For a discussion of the amendment provisions of the administration agreement, see “—Amendment” above.

Duties of the Owner Trustee[, the Delaware Trustee] and the Indenture Trustee

The owner trustee will make no representations as to the validity or sufficiency of the trust agreement, the certificates (other than the authentication of the certificates), the notes or of any Receivables or related documents and is not accountable for the use or application by the depositor or the servicer of any funds paid to the depositor or the servicer in respect of the notes, the certificates or the Receivables, or the investment of any monies by the servicer before those monies are deposited into the collection account. The owner trustee will not independently verify the Receivables. The owner trustee is required to perform only those duties specifically required of it under the trust agreement. In addition to making distributions to the certificateholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the owner trustee under the trust agreement, in which case it will only be required to examine them to determine whether they conform to the requirements of the trust agreement. The owner trustee shall not be charged with knowledge of a failure by the servicer to perform its duties under the trust agreement or the sale and servicing agreement which failure constitutes a Servicer Default unless a responsible officer of the owner trustee obtains actual knowledge of the failure as specified in the trust agreement.

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Other than in connection with an asset representations review or a dispute resolution proceeding, the owner trustee will be under no obligation to exercise any of the rights or powers vested in it by the trust agreement or to make any investigation of matters arising under the trust agreement or to institute, conduct or defend any litigation under the trust agreement or in relation thereto at the request, order or direction of any of the certificateholders, unless those certificateholders have offered to the owner trustee security or indemnity reasonably satisfactory to the owner trustee against the costs, expenses and liabilities that may be incurred by the owner trustee in connection with the exercise of those rights.

[The Delaware trustee has been appointed solely for the purpose of complying with the requirement of the Delaware Statutory Trust Statute that the trust have at least one trustee, which, in the case of a natural person, is a resident of the State of Delaware, or which in all other cases, has its principal place of business in the State of Delaware. The duties and responsibilities of the Delaware trustee shall be limited solely to the execution and delivery of all documents and certificates to form and maintain the existence of the trust under the Delaware Statutory Trust Statute. Except for the purpose of the foregoing sentence, the Delaware trustee shall not be deemed a trustee and shall have no management responsibilities or owe any fiduciary duties to the trust, the depositor or any beneficial owner.]

The indenture trustee will make no representations as to the validity or sufficiency of the indenture, the certificates, the notes (other than authentication of the notes) or of any Receivables or related documents, and is not accountable for the use or application by the depositor or the servicer of any funds paid to the depositor or the servicer in respect of the notes, the certificates or the Receivables, or the investment of any monies by the servicer before those monies are deposited into the collection account. The indenture trustee will not independently verify the Receivables. If no Event of Default or Servicer Default has occurred, the indenture trustee is required to perform only those duties specifically required of it under the indenture. In addition to making distributions to the noteholders, those duties generally are limited to the receipt of the various certificates, reports or other instruments required to be furnished to the indenture trustee under the indenture, in which case it will only be required to examine them to determine whether they conform to the requirements of the indenture under certain circumstances. The indenture trustee will also mail each year to all noteholders, solely to the extent required by the TIA, a brief report relating to its eligibility and qualification to continue as indenture trustee under the indenture and other information relating to the Receivables. For additional information regarding such reports, see “The Notes—The Indenture” in this prospectus.

The indenture trustee shall not be charged with knowledge of a failure by the servicer to perform its duties under the trust agreement, the sale and servicing agreement or the administration agreement which failure constitutes an Event of Default or Servicer Default unless a responsible officer of the indenture trustee obtains actual knowledge of the failure as specified in the indenture. Other than in connection with an asset representations review or a dispute resolution proceeding, the indenture trustee will be under no obligation to exercise any of the rights or powers vested in it by the indenture or to make any investigation of matters arising under the indenture or to institute, conduct or defend any litigation under the indenture or in relation thereto at the request, order or direction of any of the noteholders, unless those noteholders have offered to the indenture trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred by the indenture trustee in connection with the exercise of those rights. No noteholder will have any right under the indenture to institute any proceeding with respect to the indenture, other than with respect to the failure by the depositor or the servicer, as applicable, to remit payment, unless that noteholder previously has given to the indenture trustee written notice of the Event of Default and (1) the Event of Default arises from the servicer’s failure to remit payments when due or (2) the holders of the notes evidencing not less than 25% of the voting interests of the notes [of the Controlling Class], voting together as a single class, have made written request upon the indenture trustee to institute that proceeding in its own name as the indenture trustee under the indenture and have offered to the indenture trustee reasonable indemnity and the indenture trustee for 60 days has neglected or refused to institute that proceeding.

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The Owner Trustee[, the Delaware Trustee] and the Indenture Trustee

As a matter of Delaware law, the trust will be viewed as a separate legal entity, distinct from the owner trustee, and the trust will be viewed as the issuing entity of the certificates. The owner trustee, the indenture trustee and any of their respective affiliates may hold certificates in their own names or as pledgees.

For the purpose of meeting the legal requirements of some jurisdictions, the administrator and the owner trustee or the servicer and the indenture trustee, in each case acting jointly (or in some instances, the owner trustee or the indenture trustee acting alone), will have the power to appoint co-trustees or separate trustees of all or any part of the trust. In the event of an appointment of co-trustees or separate trustees, all rights, powers, duties and obligations conferred or imposed upon the owner trustee by the sale and servicing agreement and the trust agreement or the indenture trustee by the indenture will be conferred or imposed upon the owner trustee or the indenture trustee and each of their respective separate trustees or co-trustees jointly, or, in any jurisdiction in which the owner trustee or the indenture trustee will be incompetent or unqualified to perform specified acts, singly upon that separate trustee or co-trustee who will exercise and perform those rights, powers, duties and obligations solely at the direction of the owner trustee or the indenture trustee.

The owner trustee and the indenture trustee may resign at any time, in which event the administrator will be obligated to appoint a successor thereto. The issuer may remove the indenture trustee if it ceases to be eligible to continue as trustee under the indenture, becomes legally unable to act or becomes insolvent. Under such circumstance, the administrator will be obligated to appoint a successor indenture trustee. Any resignation or removal of the owner trustee or the indenture trustee and appointment of a successor thereto will not become effective until acceptance of the appointment by the successor. All reasonable costs and expenses incurred in connection with the resignation or removal of a trustee and the appointment of a successor trustee shall be paid by [the administrator].

The depositor (or the administrator on its behalf) will be obligated to pay the fees of the owner trustee[, the Delaware trustee] and the indenture trustee in connection with their duties under the trust agreement and indenture, respectively. The owner trustee[, the Delaware trustee] and the indenture trustee will be entitled to indemnification by AHFC (as custodian of the receivable files or as administrator on behalf of the issuer) and the issuer for, and will be held harmless against, any loss, liability, fee, disbursement or expense (including expenses due to either trustee’s removal and/or resignation in accordance with the indenture or trust agreement, as applicable) incurred by the owner trustee[, the Delaware trustee] or the indenture trustee not resulting from its own willful misfeasance, bad faith or negligence (in the case of the indenture trustee) or gross negligence (in the case of [the Delaware trustee or] the owner trustee) (other than by reason of a breach of any of its representations or warranties set forth in the trust agreement or the indenture, as the case may be). The depositor and the servicer will be obligated to indemnify the owner trustee[, the Delaware trustee] and the indenture trustee for specified taxes that may be asserted in connection with the transaction.

Fees and Expenses

The table below sets forth the fees and expenses payable by the trust on each payment date.

Party	Amount
Servicer(1)	One-twelfth of [_]% multiplied by the outstanding principal balance of the Receivables as of the first day of the related collection period.
Indenture Trustee(1)(2)	$[__] per annum
Owner Trustee(1)(2)	$[__] per annum
[Delaware Trustee(1)(2)]	[$[__] per annum]
Asset Representation Reviewer (1)(3)	$[___]

(1)	To be paid before any amounts are distributed to noteholders.

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(2)	To be paid by the administrator. In the event the administrator does not fulfill its payment obligations such fees, expenses and indemnities will be paid before any amounts are distributed to noteholders, but so long as notes are outstanding only up to an aggregate amount equal to $[___] per annum and any remainder will be paid after all amounts due and owed to noteholders and certificateholders are paid on such payment date, provided that if an Event of Default occurs, such $[___] limitation will not apply.
(3)	To be paid by the administrator. In the event the administrator does not fulfill its payment obligations such fees and expenses will be paid before any amounts are distributed to noteholders, but so long as notes are outstanding only up to an aggregate amount equal to $[___] per annum and any remainder will be paid after all amounts due and owed to noteholders and certificateholders are paid on such payment date.

LEGAL PROCEEDINGS

To the knowledge of the sponsor and the depositor, there are no legal proceedings pending, or governmental proceedings contemplated, against the sponsor, the depositor or the trust that would be material to holders of any notes or certificates.

[Except as disclosed below by the owner trustee and the indenture trustee,][Each of the owner trustee[, the Delaware trustee[,][and] the indenture trustee[, the cap provider][, the Swap Counterparty] has represented to the sponsor, depositor and the trust that it is not a party to any current legal or governmental proceedings, nor is its management aware of any legal or governmental proceedings threatened against it that, if determined adversely to such party, would be expected to be material to holders of any notes or certificates.

CERTAIN LEGAL ASPECTS OF THE RECEIVABLES

General

The transfer of the Receivables to the trust, the perfection of the security interests in the Receivables and the enforcement of rights to realize on the Financed Vehicles as collateral for the Receivables are subject to a number of federal and state laws, including the UCC as in effect in various states. The servicer and the depositor will take the actions described below to perfect the rights of the trust in the Receivables. If another party purchases (including the taking of a security interest in) the Receivables for new value in the ordinary course of its business, without actual knowledge of the trust’s interest, and takes possession of the Receivables, that purchaser would acquire an interest in the Receivables superior to the interest of the trust.

Security Interests

General. In states in which retail installment sale contracts such as the Receivables evidence the credit sale of automobiles by dealers to Obligors, the contracts also constitute personal property security agreements and include grants of security interests in the vehicles under the applicable UCC.

Perfection of security interests in financed automobiles is generally governed by the automobile registration laws of the state in which the vehicle is located. In most states, a security interest in an automobile is perfected by obtaining possession of the certificate of title to the automobile or notation of the secured party’s lien on the automobile’s certificate of title, as applicable.

All retail installment sale contracts acquired by the originator from Dealers name the originator as obligee or assignee and as the secured party. Dealers also take all initial actions necessary under the laws of the state in which the related Financed Vehicle is located to perfect the originator’s security interest in that Financed Vehicle, including, where applicable, having a notation of the originator’s lien recorded on the related certificate of title or with the applicable department of automobiles and arranging for possession of that certificate of title to be delivered to the originator in states in which the title is held by the lienholder.

Because the originator continues to service the contracts as servicer under the sale and servicing agreement the Obligors on the contracts will not be notified of the sale from the originator to the depositor or the sale from the depositor to the trust.

Perfection. Pursuant to the purchase agreement, the originator will sell and assign its security interest in the Financed Vehicles to the depositor and, pursuant to the sale and servicing agreement, the depositor will assign its security interest in the Financed Vehicles to the trust. However, because of the administrative

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burden and expense, none of the originator, the depositor or the indenture trustee will amend any certificate of title to identify the trust as the new secured party on that certificate of title relating to a Financed Vehicle. However, UCC financing statements with respect to the transfer to the depositor of the originator’s security interest in the Financed Vehicles and the transfer to the trust of the depositor’s security interest in the Financed Vehicles will be filed with appropriate governmental authorities. In addition, as stated above, the servicer will continue to hold any certificates of title relating to the Financed Vehicles in its possession as custodian for the trust pursuant to the sale and servicing agreement. We refer you to “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties.”

While AHFC typically takes physical possession of the signed original retail installment sales contracts to assure that it has priority in its rights under the Receivables against the Dealers and their respective creditors, under the UCC, a purchaser of tangible chattel paper who takes physical possession of the chattel paper has priority over the seller and its creditors in the event of the seller’s bankruptcy. If a retail installment contract is amended and the purchaser does not or is unable to take physical possession of the signed original amendment, there is a risk that creditors of the selling Dealer could have priority over the trust’s rights in the contract.

In most states, an assignment of contracts and interests in automobiles such as that under the purchase agreement or the sale and servicing agreement is an effective conveyance of a security interest without amendment of any lien noted on an automobile’s certificate of title and the assignee succeeds to the assignor’s rights as secured party. Although re-registration of the automobile is not necessary to convey a perfected security interest in the Financed Vehicles to the trust, the security interest of the trust in the vehicle could be defeated through fraud or negligence because the trust will not be listed as lienholder on the certificates of title. In those states, in the absence of fraud or forgery by the automobile owner or the servicer or administrative error by state or local agencies, the notation of the originator’s lien on the certificates of title will be sufficient to protect the trust against the rights of subsequent purchasers of a Financed Vehicle or subsequent lenders who take a security interest in a Financed Vehicle. At the time of the sale of the Receivables to the depositor under the purchase agreement, the originator will represent and warrant that it has taken all action necessary to obtain a perfected security interest in each Financed Vehicle. If there are any Financed Vehicles as to which the originator failed to obtain and assign to the depositor a perfected security interest, the security interest of the depositor would be subordinate to, among others, subsequent purchasers of the Financed Vehicles and holders of perfected security interests in the Financed Vehicles. To the extent that failure has a material and adverse effect on the trust’s interest in the Receivables, however, it would constitute a breach of the warranties of the originator. Accordingly, the originator would be required to purchase that Receivable from the trust unless the breach was cured. Pursuant to the sale and servicing agreement, the depositor will assign to the trust its rights to cause the originator to purchase that Receivable under the purchase agreement. We refer you to “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” and “Risk Factors—Interests of other persons in the receivables and financed vehicles could be superior to the issuing entity’s interest, which may result in reduced payments on your notes” in this prospectus.

Continuity of Perfection. Under the laws of most states, the perfected security interest in an automobile would continue for up to four months after the automobile is moved to a state that is different from the one in which it is initially registered and thereafter until the owner re-registers the automobile in the new state. A majority of states generally require surrender of a certificate of title to re-register an automobile. In those states (such as California) that require a secured party to hold possession of the certificate of title to maintain perfection of the security interest, the secured party would learn of the re-registration through the request from the Obligor under the related installment sale contract to surrender possession of the certificate of title. In the case of automobiles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party (such as Texas), the secured party

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would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title. Thus, the secured party would have the opportunity to re-perfect its security interest in the vehicle in the state of relocation.

However, these procedural safeguards will not protect the secured party if through fraud, forgery or administrative error, the Obligor somehow procures a new certificate of title that does not list the secured party’s lien. Additionally, in states that do not require a certificate of title for registration of an automobile, re-registration could defeat perfection. In the ordinary course of servicing the Receivables, the originator will take steps to effect re-perfection upon receipt of notice of re-registration or information from the Obligor as to relocation. Similarly, when an Obligor sells a Financed Vehicle, the originator must surrender possession of the certificate of title or will receive notice as a result of its lien noted on the certificate of title and accordingly will have an opportunity to require satisfaction of the related Receivable before release of the lien. Under the sale and servicing agreement, the servicer will be obligated to take appropriate steps, at the servicer’s expense, to maintain perfection of security interests in the Financed Vehicles and will be obligated to purchase the related Receivable if it fails to do so and that failure has a material and adverse effect on the trust’s interest in the Receivable.

Priority of Liens Arising by Operation of Law. Under the laws of most states (including California), liens for repairs performed on an automobile and liens for unpaid taxes take priority over even a perfected security interest in a Financed Vehicle. The Code also grants priority to specified federal tax liens over the lien of a secured party. The laws of some states and federal law permit the confiscation of automobiles by governmental authorities under some circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in the confiscated vehicle. The originator will represent and warrant that, as of the Closing Date, each security interest in a Financed Vehicle is prior to all other present liens (other than tax liens and other liens that arise by operation of law) upon and security interests in that Financed Vehicle. However, liens for repairs or taxes could arise, or the confiscation of a Financed Vehicle could occur, at any time during the term of a Receivable. No notice will be given to the owner trustee, the indenture trustee, the noteholders or the certificateholders in respect of the trust if a lien arises or confiscation occurs that would not give rise to the originator’s repurchase obligation under the purchase agreement.

Repossession

In the event of default by an Obligor, the holder of the related retail installment sale contract has all the remedies of a secured party under the UCC, except where specifically limited by other state laws. Among the UCC remedies, the secured party has the right to perform repossession by self-help means, unless it would constitute a breach of the peace or is otherwise limited by applicable state law.

Unless an automobile financed by the originator is voluntarily surrendered, self-help repossession is the method employed by the originator in most states and is accomplished simply by retaking possession of the Financed Vehicle. In cases where an Obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and that vehicle must then be recovered in accordance with that order. In some jurisdictions, the secured party is required to notify that Obligor of the default and the intent to repossess the collateral and to give that Obligor a time period within which to cure the default prior to repossession. In some states, an Obligor has the right to reinstate its contract and recover the collateral by paying the delinquent installments and other amounts due.

Notice of Sale; Redemption Rights

The UCC and other state laws require the secured party to provide an Obligor with reasonable notice of the date, time and place of any public sale or other disposition and/or the date after which any private sale or other disposition of the collateral may be held. In most states, an Obligor has the right to redeem the collateral prior to actual sale or other disposition by paying the secured party the unpaid Principal Balance of the obligation, accrued interest on the obligation plus reasonable expenses for repossessing, holding and

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preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees. In some states, an Obligor has the right to redeem the collateral prior to actual sale by payment of delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of automobiles generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. In addition to the notice requirement described above, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, courts have held that when a disposition is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. However, the deficiency judgment would be a personal judgment against the Obligor for the shortfall, and a defaulting Obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible. In addition, the UCC permits the Obligor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC. Also, prior to a sale, the UCC permits the Obligor or other interested person to prohibit the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC.

Occasionally, after disposition of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to that vehicle or if no lienholder exists, the UCC requires the creditor to remit the surplus to the Obligor.

Certain Bankruptcy Considerations

In structuring the transactions contemplated by this prospectus, the depositor has taken steps that are intended to make it unlikely that the voluntary or involuntary application for relief by the originator, under the United States Bankruptcy Code or similar applicable state laws (collectively, the “Insolvency Laws”) will result in consolidation of the assets and liabilities of the depositor with those of the originator. These steps include the creation of the depositor as a wholly owned, limited purpose subsidiary pursuant to articles of incorporation and bylaws containing limitations (including restrictions on the nature of the depositor’s business and on its ability to commence a voluntary case or proceeding under any Insolvency Law without the unanimous affirmative vote of all of its directors). In addition, to the extent that the depositor granted a security interest in the Receivables to the trust, and that interest was validly perfected before the bankruptcy or insolvency of the originator and was not taken or granted in contemplation of insolvency or with the intent to hinder, delay or defraud the originator or its creditors, that security interest should not be subject to avoidance, and payments to the trust with respect to the Receivables should not be subject to recovery by a creditor or trustee in bankruptcy of the originator.

However, delays in payments on the securities and possible reductions in the amount of those payments could occur if:

●	a court were to conclude that the assets and liabilities of the depositor should be consolidated with those of the originator in the event of the application of applicable Insolvency Laws to the originator;

●	a filing were made under any Insolvency Law by or against the depositor; or

●	an attempt were to be made to litigate any of the foregoing issues.

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On the Closing Date, counsel to the depositor will give an opinion to the effect that, based on a reasoned analysis of analogous case law (although there is no precedent based on directly similar facts), and, subject to facts, assumptions and qualifications specified in the opinion and applying the principles set forth in the opinion, in the event of a voluntary or involuntary bankruptcy case in respect of the originator under Title 11 of the United States Bankruptcy Code, the property of the depositor would not properly be substantively consolidated with the property of the estate of the originator. Among other things, that opinion will assume that each of the depositor and the originator will follow specified procedures in the conduct of its affairs, including maintaining records and books of account separate from those of the other, refraining from commingling its assets with those of the other, and refraining from holding itself out as having agreed to pay, or being liable for, the debts of the other. The depositor and the originator intend to follow these and other procedures related to maintaining their separate corporate identities. However, there can be no assurance that a court would not conclude that the assets and liabilities of the depositor should be consolidated with those of the originator.

The originator will warrant in the purchase agreement that the sale of the Receivables by it to the depositor is a valid sale. Notwithstanding the foregoing, if the originator were to become a debtor in a bankruptcy case, a court could take the position that the sale of the Receivables to the depositor should instead be treated as a pledge of those Receivables to secure a borrowing of the originator. If a court were to reach such conclusions, or a filing were made under any Insolvency Law by or against the depositor, or if an attempt were made to litigate any of the foregoing issues, delays in payments on the securities (and possible reductions in the amount of payments) could occur. In addition, if the transfer of Receivables to the depositor is treated as a pledge instead of a sale, a tax or government lien on the property of the originator arising before the transfer of a Receivable to the depositor may have priority over the depositor’s interest in that Receivable. Also, while the originator is the servicer, cash collections on the Receivables may be commingled with general funds of the originator and, in the event of a bankruptcy of the originator, the trust may not have a perfected interest in those collections.

The originator and the depositor will treat the transactions described in this prospectus as a sale of the Receivables to the depositor. If this treatment is respected by a bankruptcy court, the automatic stay provisions of the United States Bankruptcy Code should not apply to the Receivables if the originator were to become a debtor in a bankruptcy case.

Consumer Financial Protection Bureau

On July 14, 2015 (the “Effective Date”), AHFC reached a settlement with the Consumer Financial Protection Bureau (the “CFPB”) and the U.S. Department of Justice (the “DOJ” and, together with the CFPB, the “Agencies”) related to the Agencies’ previously disclosed investigation of, and allegations regarding, pricing practices by dealers originating retail installment sale contracts for automobiles purchased by AHFC and entered into a consent order with each of the Agencies to reflect such settlement (collectively, the “Consent Orders”). Pursuant to the Consent Orders, AHFC has agreed to implement a new dealer compensation policy within 120 days of the Effective Date or within thirty (30) days of obtaining any required non-objections of the CFPB and the DOJ. In connection with the implementation of such policy, AHFC has agreed to maintain general compliance management systems reasonably designed to assure compliance with all relevant federal consumer financial laws. Additionally, AHFC has agreed to pay $24 million in consumer restitution and, pursuant to the Consent Order with the DOJ, AHFC will submit to the DOJ a proposal for the distribution of a $1 million donation by AHFC for consumer financial education programs.

In addition, AHFC also received a subpoena from a state agency requesting information relating to its fair lending laws. AHFC is cooperating with this request for information. AHFC cannot predict the outcome of this inquiry. Compliance with the regulations under the Dodd-Frank Act or the oversight of the SEC, CFPB, or other governmental entities may impose costs on, create operational constraints for, or place

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limits on pricing with respect to, finance companies such as AHFC. Such compliance may affect AHFC’s competitiveness, impairing our profitability.

Dodd-Frank Act Orderly Liquidation Authority Provisions

General. On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act, among other things, gives the Federal Deposit Insurance Corporation (“FDIC”) authority to act as receiver of certain bank holding companies and financial companies and their respective subsidiaries in specific situations under the Orderly Liquidation Authority (“OLA”) provisions of the Dodd-Frank Act. The proceedings, standards, powers of the receiver and many substantive provisions of the OLA differ from those of the United States Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including AHFC, the depositor, the trust or any of their respective creditors.

Potential Applicability to AHFC, the Depositor and the Trust. There is uncertainty about which companies will be subject to the OLA rather than the United States Bankruptcy Code. For a company to become subject to the OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine, among other things, that the company is in default or in danger of default, that the company’s failure and its resolution under the United States Bankruptcy Code “would have serious adverse effects on financial stability in the United States,” that no viable private sector alternative is available to prevent the default of the company and an OLA proceeding would mitigate these adverse effects.

AHFC’s senior unsecured debt is currently given an investment grade rating. AHFC’s business is generally limited to providing retail and wholesale financing to authorized dealers throughout the United States. AHFC has many competitors in these businesses with substantial resources. There can be no assurance, however, that circumstances will not change in the future or that, regardless of the nature and scope of AHFC’s business and competitive market, the Secretary of the Treasury would not determine that the failure of AHFC would have serious adverse effects on financial stability in the United States.

Under certain circumstances, if AHFC were determined to be a “covered financial company,” the trust or the depositor as “covered subsidiaries” of AHFC could also be subject to the provisions of the OLA as a “covered financial company.” For the trust or the depositor to be subject to receivership under the OLA as a “covered financial company” (1) the FDIC would have to be appointed as receiver for AHFC under the OLA as described above, (2) the FDIC and the Secretary of the Treasury would have to jointly determine that (a) the trust or the depositor, as applicable, is in default or in danger of default, (b) appointment of the FDIC as receiver of the covered subsidiary would avoid or mitigate serious adverse effects on the financial stability or economic conditions of the United States and (c) such appointment would facilitate the orderly liquidation of AHFC. Moreover, the trust will own a relatively small amount of the Receivables originated and serviced by AHFC and the trust and the depositor will be structured as a separate legal entity from AHFC and other trusts sponsored by AHFC. Notwithstanding the foregoing, because of the novelty of the Dodd-Frank Act and the OLA provisions, the uncertainty of the Secretary of the Treasury’s determination and the fact that such determination would be made in the future under potentially different circumstances, no assurance can be given that the OLA provisions would not apply to AHFC, the trust or the depositor or, if it were to apply, that the timing and amounts of payments to the noteholders would not be less favorable than under the United States Bankruptcy Code.

FDIC’s Repudiation Power Under the OLA. If the FDIC were appointed receiver of AHFC or of a covered subsidiary, including the trust or the depositor, under the OLA, the FDIC would have various powers under the OLA, including the power to repudiate any contract to which AHFC or such covered subsidiary was a party, if the FDIC determined that performance of the contract was burdensome to the estate and that repudiation would promote the orderly administration of AHFC’s or such covered

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subsidiary’s affairs, as applicable. In January 2011, the then-acting and now General Counsel of the FDIC (the “FDIC Counsel”) issued an advisory opinion confirming, among other things, its intended application of the FDIC’s repudiation power under OLA. In that advisory opinion, the FDIC Counsel stated that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law. As a result, the FDIC Counsel was of the opinion that the FDIC as receiver for a covered financial company, which could include AHFC or its subsidiaries (including the depositor or the trust), cannot repudiate a contract or lease unless it has been appointed as receiver for that entity or the separate existence of that entity may be disregarded under other applicable law. In addition, the FDIC Counsel was of the opinion that until such time as the FDIC Board of Directors adopts a regulation further addressing the application of Section 210(c) of the Dodd-Frank Act, if the FDIC were to become receiver for a covered financial company, which could include AHFC or its subsidiaries (including the depositor or the trust), the FDIC will not, in the exercise of its authority under Section 210(c) of the Dodd-Frank Act, reclaim, recover, or recharacterize as property of that covered financial company or the receivership any asset transferred by that covered financial company prior to the end of the applicable transition period of a regulation provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that covered financial company under the United States Bankruptcy Code. Although this advisory opinion does not bind the FDIC or its Board of Directors, and could be modified or withdrawn in the future, the advisory opinion also states that the FDIC Counsel will recommend that the FDIC Board of Directors incorporates a transition period of 90 days for any provisions in any further regulations affecting the statutory power to disaffirm or repudiate contracts. As no such regulations have been proposed, the foregoing FDIC Counsel’s interpretation currently remains in effect. The advisory opinion also states that the FDIC staff anticipates recommending consideration of future regulations related to the Dodd-Frank Act. To the extent any future regulations or subsequent FDIC actions in an OLA proceeding involving AHFC or its subsidiaries (including the depositor or the trust), are contrary to this advisory opinion, payment or distributions of principal and interest on the securities issued by the trust would be delayed and could be reduced.

We will structure the transfers of the Receivables under the purchase agreement with the intent that they would be characterized as legal true sales under applicable state law and that the Receivables would not be included in the transferor’s bankruptcy estate under the United States Bankruptcy Code. If the transfers are so characterized, based on the FDIC Counsel’s advisory opinion rendered in January 2011 and other applicable law, the FDIC would not be able to recover the transferred Receivables using its repudiation power. However, if the FDIC were to successfully assert that the transfers of Receivables were not legal true sales and should instead be characterized as a security interest to secure loans, and if the FDIC repudiated those loans, the purchasers of the Receivables would have a claim for their “actual direct compensatory damages,” which claim would be no less than the amount lent plus interest accrued to the date the FDIC was appointed receiver. In addition, to the extent that the value of the collateral securing the loan exceeds such amount, the purchaser would also have a claim for any interest that accrued after such appointment at least through the date of repudiation or disaffirmance.  In addition, even if the FDIC were to unsuccessfully challenge that the transfers were not legal true sales or that the FDIC would not repudiate a legal true sale, noteholders could suffer delays in the payments on their notes.

Also assuming that the FDIC were appointed receiver of AHFC or a covered subsidiary, including the trust or the depositor, under the OLA, the FDIC’s repudiation power would extend to continuing obligations of AHFC or that covered subsidiary, as applicable, including its obligations to repurchase the related Receivables for breach of representation or warranty as well as its obligation to service the Receivables. If the FDIC were to exercise this repudiation power, noteholders would not be able to compel AHFC or any applicable covered subsidiary to repurchase the Receivables for breach of representation and warranty and instead would have a claim for damages in AHFC’s or that covered subsidiary’s receivership, as applicable, and thus would suffer delays and may suffer losses of payments on their notes. Noteholders would also be prevented from replacing the servicer during the stay. In addition, if the FDIC were to repudiate AHFC’s obligations as servicer, there may be disruptions in servicing as a result of a transfer of servicing to a third party and noteholders may suffer delays or losses of payments on their notes. In addition, there are other

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statutory provisions enforceable by the FDIC under which, if the FDIC takes action, payments or distributions of principal and interest on the notes would be delayed and may be reduced.

In addition, under the OLA, none of the parties to the purchase agreement, sale and servicing agreement, administration agreement and indenture could exercise any right or power to terminate, accelerate, or declare a default under those contracts, or otherwise affect AHFC’s or a covered subsidiary’s rights under those contracts without the FDIC’s consent for 90 days after the receiver is appointed. During the same period, the FDIC’s consent would also be needed for any attempt to obtain possession of or exercise control over any property of AHFC or of a covered subsidiary. The requirement to obtain the FDIC’s consent before taking these actions relating to a covered financial company’s or covered subsidiary’s contracts or property is comparable to the “automatic stay” in bankruptcy.

If the trust were itself to become subject to the OLA, the FDIC may repudiate the debt of the trust. In such an event, the noteholders would have a secured claim in the receivership of the trust for “actual direct compensatory damages” as described above, but delays in payments on the notes would occur and possible reductions in the amount of those payments could occur. In addition, for a period of 90 days after a receiver was appointed, noteholders would be stayed from accelerating the debt or exercising any remedies under the indenture.

FDIC’s Avoidance Power Under the OLA. Under statutory provisions of the OLA similar to those of the United States Bankruptcy Code, the FDIC could avoid transfers of Receivables that are deemed “preferential.” On July 15, 2011, the FDIC Board of Directors issued a final rule (the “Final Rule”) which, among other things, clarifies that the treatment of preferential transfers under the OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the United States Bankruptcy Code. The Final Rule became effective on August 15, 2011. Based on the Final Rule, a transfer of the Receivables perfected by the filing of a UCC financing statement against AHFC, the depositor and the trust as provided in the Transfer and Servicing Agreements would not be avoidable by the FDIC as a preference under the OLA. For additional information, you should refer to “—Certain Bankruptcy Considerations” above.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon lenders and servicers involved in consumer finance, including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices and creditor remedies. These laws include the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Billing Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board’s Regulations B and Z, the Gramm-Leach-Bliley Act, the Servicemembers Civil Relief Act, as amended (the “Relief Act”), the Military Reservist Relief Act, the Texas Consumer Credit Code, state adoptions of the National Consumer Act and of the Uniform Consumer Credit Code, state laws relating to retail installment sales acts (including automobile installment sales), consumer lending laws, unfair or deceptive practices acts including requirements regarding the adequate disclosure of contract terms and limitations on contract terms, collection practices laws, creditor remedies, and other similar laws. Many states have adopted “lemon laws” which provide redress to consumers who purchase a vehicle that remains out of compliance with its manufacturer’s warranty after a specified number of attempts to correct a problem or a specified time period. Also, state laws impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect an assignee’s ability to enforce consumer finance contracts such as the Receivables or result in the imposition of penalties in excess of amounts owing on the Receivables.

With respect to used vehicles, the Used Car Rule of the Federal Trade Commission (the “FTC Rule”) requires all sellers of used vehicles to prepare, complete and display a “Buyer’s Guide” that explains the warranty coverage for such vehicles. The Federal Magnuson-Moss Warranty Act and state lemon laws may

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impose further obligations on motor vehicle dealers. Holders of the Receivables may have liability for claims and defenses under those statutes, the FTC Rule and similar state statutes.

The so-called Holder-in-Due-Course Rule of the Federal Trade Commission (the “HDC Rule”), the provisions of which are generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in some states, has the effect of subjecting a seller (and specified creditors and their assignees) in a consumer credit transaction to all claims and defenses that the Obligor in the transaction could assert against the seller of the goods. Liability under the HDC Rule is limited to the amounts paid by the Obligor under the contract, and the holder of the Receivable may also be unable to collect any balance remaining due under that contract from the Obligor.

Most of the Receivables will be subject to the requirements of the HDC Rule. Accordingly, the trust, as holder of the Receivables, will be subject to any claims or defenses that the purchaser of the applicable Financed Vehicle may assert against the seller of the related Financed Vehicle. In addition, with respect to used vehicles, the Federal Trade Commission requires that all sellers of used vehicles prepare, complete and display a “buyer’s guide” which explains the warranty coverage for the vehicles. As to each Obligor, these claims are limited to a maximum liability equal to the amounts paid by the Obligor on the related Receivable. Under most state motor vehicle dealer licensing laws, sellers of motor vehicles are required to be licensed to sell motor vehicles at retail sale. Furthermore, federal odometer regulations promulgated under the Motor Vehicle Information and Cost Savings Act and the motor vehicle title laws of most states require that all sellers of new and used vehicles furnish a written statement signed by the seller certifying the accuracy of the odometer reading. If the seller is not properly licensed or if a written odometer disclosure statement was not provided to the purchaser of the related Financed Vehicle, an Obligor may be able to assert a defense against the seller of the vehicle. If an Obligor were successful in asserting any of those claims or defenses, that claim or defense would constitute a breach of the originator’s representations and warranties under the purchase agreement and would, if the breach materially and adversely affects the Receivable or the interests of the securityholders, create an obligation of the originator to repurchase the Receivable unless the breach is cured. We refer you to “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus.

Courts have applied general equitable principles to secured parties pursuing repossession and litigation involving deficiency balances. These equitable principles may have the effect of relieving an Obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the UCC and related laws violate the due process protections provided under the 14th Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the UCC and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to borrowers.

The originator will represent and warrant under the purchase agreement that each Receivable complies with all requirements of law in all material respects. Accordingly, if an Obligor has a claim against a trust for violation of any law and that claim materially and adversely affects the trust’s interest in a Receivable, that violation would constitute a breach of the representations and warranties of the originator under the purchase agreement and would create an obligation of the originator to repurchase the Receivable unless the breach is cured. We refer you to “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus.

Forfeiture for Drug, RICO and Money Laundering Violations

Federal law provides that property purchased or improved with assets derived from criminal activity or otherwise tainted, or used in the commission of certain offenses can be seized and ordered forfeited to the United States of America. The offenses that can trigger such a seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the Bank Secrecy Act, the anti-money laundering laws and regulations, including the USA Patriot Act of 2001 and the regulations issued

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pursuant thereto, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.

Other Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a secured party to realize upon collateral or to enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the United States Bankruptcy Code, a court may prevent a creditor from repossessing an automobile and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the vehicle at the time of bankruptcy (as determined by the court), leaving the creditor as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

Under the terms of the Relief Act, an Obligor who enters the military service after the origination of that Obligor’s Receivable (including an Obligor who is a member of the National Guard or is in reserve status at the time of the origination of the Obligor’s Receivable and is later called to active duty) may not be charged interest above an annual rate of 6% during the period of that Obligor’s military service, after a request for relief by the Obligor. The Relief Act provides for extension of payments during a period of service upon request of the Obligor. Furthermore, when the Obligor is a person who has entered the military, an installment contract by such person for the purchase or lease of personal property may not be rescinded or terminated by the originator or its transferee for a breach of terms of the contract occurring before or during that person’s military service, nor may the property be repossessed for such breach without a court order. In addition, the Relief Act and the laws of some states, including California, New York and New Jersey, impose limitations that would impair the ability of the servicer to repossess the related Financed Vehicle during the Obligor’s period of active duty status. Thus, if that Receivable goes into default, there may be delays and losses occasioned by the inability to exercise the trust’s rights with respect to the Receivable and the related Financed Vehicle in a timely fashion.

Any shortfall pursuant to the section entitled “—Consumer Protection Laws,” to the extent not covered by amounts payable to the securityholders from amounts on deposit in the reserve fund or from coverage provided under any other credit enhancement mechanism, could result in losses to the securityholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a discussion of the material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the notes. This information is directed to prospective purchasers who purchase notes at their issue price in the initial distribution thereof, who are citizens or residents of the United States, including domestic corporations and partnerships, and who hold the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. To the extent that the following summary relates to matters of law or legal conclusions with respect thereto, such summary represents the opinion of Mayer Brown LLP, tax counsel to the trust, subject to the qualifications set forth in this section. There are no cases or Internal Revenue Service (the “IRS”) rulings on similar transactions involving both debt and equity interests issued by an issuing entity with terms similar to those of the notes. As a result, there can be no assurance that the IRS will not challenge the conclusions reached in this prospectus, and no ruling from the IRS has been or will be sought on any of the issues discussed below. Furthermore, legislative, judicial or administrative changes may occur, perhaps with retroactive effect, which could affect the accuracy of the statements and conclusions set forth in this prospectus as well as the tax consequences to noteholders. Prospective investors should consult their own tax advisors in determining the federal, state,

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local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the notes.

This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or non-U.S. tax laws, any income tax treaties, or any other U.S. federal income tax laws, including U.S. federal estate and gift tax laws. The following discussion also does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to noteholders in light of their personal investment circumstances nor, except for limited discussions of particular topics, to holders subject to special treatment under the U.S. federal income tax laws, including:

•	financial institutions;

•	broker-dealers;

•	life insurance companies;

•	tax-exempt organizations;

•	persons that hold the notes or certificates as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	investors in pass-through entities.

For purposes of the following discussion, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity subject to U.S. federal income taxation as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, or (iii) an estate or trust treated as a U.S. person under Section 7701(a)(30) of the Internal Revenue Code. The term “Non-U.S. Holder” means a beneficial owner of a note other than a U.S. Holder or an entity treated as a partnership for U.S. federal income tax purposes. For the purposes of this discussion, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”

Special rules, not addressed in this discussion, may apply to persons purchasing notes through entities or arrangements treated for U.S. federal income tax purposes as partnerships, and any such partnership purchasing notes and persons purchasing notes through such a partnership should consult their own tax advisors in that regard.

On the closing date, Mayer Brown LLP, tax counsel to the trust, is of the opinion that for federal income tax purposes, the notes (other than notes beneficially owned by the trust or a person treated as the same person as the trust for U.S. federal income tax purposes) will be characterized as debt and the trust will not be characterized as an association (or a publicly traded partnership) taxable as a corporation. Holders should be aware that, as of the closing date, no transaction closely comparable to that contemplated herein has been the subject of any judicial decision, Treasury Regulation or IRS revenue ruling. Although tax counsel to the trust will issue tax opinions to the effect described above, the IRS may successfully take a contrary position and the tax opinions are not binding on the IRS or on any court. The Holders will be deemed to agree, by their purchase of the notes, to treat the notes (other than notes beneficially owned by the trust or a person treated as the same person as the trust for U.S. federal income tax purposes) as debt for U.S. federal income tax purposes. The discussion below assumes this characterization of the notes is correct.

Tax Treatment of Trust

At closing the trust will be disregarded as separate from its beneficial owner for U.S. federal income tax purposes but may be treated as a partnership should the beneficial owner transfer any of the certificates to another party (that is not treated as the same person as the current beneficial owner for U.S. federal income tax purposes) or should any of the notes be characterized by the IRS as equity of the trust.

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Tax Consequences to U.S. Holders of the Notes

Stated Interest and OID: It is anticipated that no class of notes offered hereunder will be issued with more than a de minimis amount (i.e., 1/4% of the principal amount of a class of notes multiplied by its weighted average life to maturity) of original issue discount (“OID”). If a class of notes offered hereunder is in fact issued at a greater than de minimis discount or is treated as having been issued with OID under the Treasury regulations, the following general rules will apply.

The excess of the “stated redemption price at maturity” of a class of notes offered hereunder (generally equal to its principal amount as of the date of original issuance plus all interest other than “qualified stated interest payments” payable prior to or at maturity) over its original issue price (in this case, the initial offering price at which a substantial amount of the class of notes are sold to the public) will constitute OID. A U.S. Holder must include OID in income over the term of the notes under a constant yield method. In general, OID must be included in income in advance of the receipt of the cash representing that income.

In the case of a debt instrument (such as a note) as to which the repayment of principal may be accelerated as a result of the prepayment of other obligations securing the debt instrument, under Section 1272(a)(6) of the Internal Revenue Code, the periodic accrual of OID is determined by taking into account (i) a reasonable prepayment assumption in accruing OID (generally, the assumption used to price the debt offering), and (ii) adjustments in the accrual of OID when prepayments do not conform to the prepayment assumption, and regulations could be adopted applying those provisions to the notes. It is unclear whether those provisions would be applicable to the notes in the absence of such regulations or whether use of a reasonable prepayment assumption may be required or permitted without reliance on these rules. If this provision applies to the notes, the amount of OID that will accrue in any given “accrual period” may either increase or decrease depending upon the actual prepayment rate. In the absence of such regulations (or statutory or other administrative clarification), any information reports or returns to the IRS and the Holders regarding OID, if any, will be based on the assumption that the automobile loans will prepay at a rate based on the assumption used in pricing the notes offered hereunder. However, no representation will be made regarding the prepayment rate of the automobile loans. See “Maturity and Prepayment Considerations” and “Weighted Average Life of the Notes” in this prospectus. Accordingly, Holders are advised to consult their own tax advisors regarding the impact of any prepayments of the automobile loans (and the OID rules) if the notes offered hereunder are issued with OID.

In the case of a note purchased with de minimis OID, generally, a portion of such OID is taken into income upon each principal payment on the note. Such portion equals the de minimis OID times a fraction whose numerator is the amount of principal payment made and whose denominator is the stated principal amount of the note. Such income generally is capital gain.

Short Term Debt. A U.S. Holder of a note, which has a fixed maturity date not more than one year from the issue date, will generally not be required to include OID income on the note as it accrues. However, the foregoing rule may not apply if such owner holds the instrument as part of a hedging transaction, or as a stripped bond or stripped coupon or if the holder is:

1. an accrual method taxpayer;

2. a bank;

3. a broker or dealer that holds the note as inventory;

4. a regulated investment company or common trust fund; or

5. the beneficial owner of certain pass-through entities specified in the Internal Revenue Code.

A U.S. Holder of a note who is not required to include OID income on the note as it accrues will instead include the OID accrued on the note in gross income as principal is paid thereon, at maturity and upon a sale or exchange of the note. Such holder would be required to defer deductions for any interest expense on an obligation incurred to purchase or carry the note to the extent it exceeds the sum of any interest income and OID accrued on such note. However, the holder may elect to include OID in income as

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it accrues on all obligations having a maturity of one year or less held by the owner in that taxable year or thereafter, in which case the deferral rule of the preceding sentence will not apply. For purposes of this paragraph, OID accrues on a note on a straight-line basis, unless the owner irrevocably elects, under Treasury Regulations, to apply a constant interest method, using the holder’s yield to maturity and daily compounding.

Market Discount. The notes, whether or not issued with OID, will be subject to the “market discount rules” of Section 1276 of the Internal Revenue Code. In general, these rules provide that if the U.S. Holder purchases a note at a market discount (that is, a discount from its stated redemption price at maturity (which is generally the stated principal amount) or if the related notes were issued with OID, its original issue price (as adjusted for accrued original issue discount, that exceeds a de minimis amount specified in the Internal Revenue Code)) and thereafter (a) recognizes gain upon a disposition, or (b) receives payments of principal, the lesser of (i) such gain or principal payment or (ii) the accrued market discount, will be taxed as ordinary interest income. Generally, the accrued market discount will be the total market discount on the related note multiplied by a fraction, the numerator of which is the number of days the U.S. Holder held such note and the denominator of which is the number of days from the date the U.S. Holder acquired such note until its maturity date. The U.S. Holder may elect, however, to determine accrued market discount under the constant-yield method.

Limitations imposed by the Internal Revenue Code which are intended to match deductions with the taxation of income may defer deductions for interest on indebtedness incurred or continued, or short-sale expenses incurred, to purchase or carry a note with accrued market discount. A U.S. Holder may elect to include market discount in gross income as it accrues and, if such U.S. Holder makes such an election, it is exempt from this rule. Any such election will apply to all debt instruments acquired by the taxpayer on or after the first day of the first taxable year to which such election applies. The adjusted basis of a note subject to such election will be increased to reflect market discount included in gross income, thereby reducing any gain or increasing any loss on a sale or taxable disposition.

Amortizable Bond Premium. In general, if a U.S. Holder purchases a note at a premium (that is, an amount in excess of the amount payable upon the maturity thereof), such U.S. Holder will be considered to have purchased such note with “amortizable bond premium” equal to the amount of such excess. Such U.S. Holder may elect to amortize such bond premium as an offset to interest income and not as a separate deduction item as it accrues under a constant-yield method over the remaining term of the note. Such U.S. Holder’s tax basis in the note will be reduced by the amount of the amortized bond premium. Any such election shall apply to all debt instruments (other than instruments the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year for which the election applies or thereafter acquired and is irrevocable without the consent of the IRS. Bond premium on a note held by a U.S. Holder who does not elect to amortize the premium will decrease the gain or increase the loss otherwise recognized on the disposition of the note.

Acquisition Premium. A U.S. Holder that purchases in a secondary market a note that was originally issued with OID for an amount less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being “acquisition premium”) and that does not make the election described below under “Total Accrual Election” is permitted to reduce the daily portions of OID, if any, by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the adjusted issue price of the note, and the denominator of which is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price.

Total Accrual Election. A U.S. Holder may elect to include in gross income all interest that accrues on a note using the constant-yield method described above under the heading “—Original Issue Discount,” with modifications described below. For purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated

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interest, as adjusted by any amortizable bond premium (described above under “—Amortizable Bond Premium”) or acquisition premium.

In applying the constant-yield method to a note with respect to which this election has been made, the issue price of the note will equal the electing U.S. Holder’s adjusted basis in the note immediately after its acquisition, the issue date of the note will be the date of its acquisition by the electing U.S. Holder, and no payments on the note will be treated as payments of qualified stated interest. This election will generally apply only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult with their own advisers as to the effect in their circumstances of making this election.

Sale or Other Disposition. If a U.S. Holder sells a note, the U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the U.S. Holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular U.S. Holder will equal the U.S. Holder’s cost for the note, increased by any market discount, acquisition discount, OID and gain previously included in income by that U.S. Holder with respect to the note and decreased by the amount of bond premium, if any, previously amortized and by the amount of payments of principal and OID previously received by that U.S. Holder with respect to the note. Any gain or loss, and any gain or loss recognized on a prepayment of the notes, will be capital gain or loss if the note was held as a capital asset (except for gain representing accrued interest and income), and will be long-term or short-term depending on whether the note has been owned for the long-term capital gain holding period (currently, more than one year). For non-corporate U.S. Holders, capital gain recognized on the sale or other disposition of a note held for more than one year will be taxed at a maximum rate of 20%. Capital gain for a note held for one year or less is taxed at the rates applicable to ordinary income. U.S. Holders must aggregate capital gains and losses for each taxable year. In the event a U.S. Holder realizes a net capital loss for any year there are limitations on the amount of these capital losses which can be deducted. Capital losses generally may be used only to offset capital gains.

Net Investment Income.  A tax of 3.8% is imposed on the “net investment income” of certain individuals, trusts and estates.  Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, less certain deductions.  Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Tax Consequences to Non-U.S. Holders of the Notes

Interest paid (or accrued) to a Non-U.S. Holder generally will be considered “portfolio interest,” and, except as described below with respect to FATCA and backup withholding, generally will not be subject to U.S. federal income tax and withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder and

1.      the Non-U.S. Holder is not actually or constructively a “10 percent shareholder” of the trust or the depositor (including a holder of 10% of the outstanding certificates) or a “controlled foreign corporation” with respect to which the trust or the depositor is a “related person” within the meaning of the Code;

2.      the Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code;

3.      the interest is not contingent interest described in Section 871(h)(4) of the Internal Revenue Code; and

4.      the Non-U.S. Holder does not bear specified relationships to any certificateholder.

To qualify for the exemption from taxation, the Non-U.S. Holder must provide the applicable Trustee or other person who is otherwise required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or Form W-8BEN-E or other applicable form or successor form), signed under penalties of perjury, certifying that the owner of the note is a Non-U.S. Holder and providing the

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Non-U.S. Holder’s name and address. If a note is held through a securities clearing organization or other financial institution, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by a Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) provided by the Non-U.S. Holder and the Non-U.S. Holder must notify the financial institution acting on its behalf of any changes to the information on the Form W-8BEN or Form W-8BEN-E (or other applicable form or successor form) within 30 days of that change. If interest paid to a Non-U.S. Holder is not considered portfolio interest, then it will be subject to U.S. federal income and withholding tax at a rate of 30 percent, unless reduced or eliminated pursuant to an applicable tax treaty. In order to claim the benefit of any applicable tax treaty, the Non-U.S. Holder must provide the applicable Trustee or other person who is required to withhold U.S. tax with respect to the notes with an appropriate statement (on Form W-8BEN or other applicable form or successor form), signed under penalties of perjury, certifying that the Non-U.S. Holder is entitled to benefits under the treaty.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will be exempt from United States federal income and withholding tax, provided that (1) that gain is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder and (2) in the case of an individual Non-U.S. Holder, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of disposition.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code (“FATCA”), withholding may be required on certain payments to holders of notes (including intermediaries) who do not provide certain information to the trust or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect U.S. Holders. If an amount in respect of U.S. withholding tax were to be deducted or withheld from interest or principal payments on any notes as a result of a Holder’s failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the trust nor any paying agent nor any other person would, pursuant to the terms of the notes, be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, Holders may receive less interest or principal than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or indirectly holding notes through financial institutions in) those countries. If applicable, FATCA withholding applies to payments of U.S. source dividends, interest, and other fixed payments, and, beginning January 1, 2019, to payments from the disposition of property producing such payments (e.g. notes). Holders should consult their own tax advisers on how these rules may apply to payments they receive under the notes.

Backup Withholding and Information Reporting

U.S. Holders. Under current U.S. federal income tax law, backup withholding at specified rates and information reporting requirements may apply to payments of principal and interest (including OID) made to, and to the proceeds of sale before maturity by, certain noncorporate U.S. Holders of notes. Backup withholding will apply to a U.S. Holder if:

•	such U.S. Holder fails to furnish its Taxpayer Identification Number (“TIN”) to the payor in the manner required;

•	such U.S. Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

•	the payor is notified by the IRS that such U.S. Holder has failed to properly report payments of interest or dividends; or

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•	under certain circumstances, such U.S. Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding does not apply with respect to payments made to certain exempt recipients, including corporations (within the meaning of Section 7701(a) of the Internal Revenue Code), tax-exempt organizations or qualified pension and profit-sharing trusts.

Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, in their particular situations.

Non-U.S. Holders. Backup withholding will not apply to payments of principal or interest (including OID) made by the trust or its paying agent on a note if a Non-U.S. Holder has provided the required certification under penalties of perjury that it is not a U.S. person or has otherwise established an exemption (absent the trust’s actual knowledge or reason to know that the Non-U.S. Holder is actually a U.S. Holder). Backup withholding is not an additional tax. Any amounts withheld from a payment under the backup withholding rules will be allowed as a credit against a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

The trust must report annually to the IRS on IRS Form 1042-S the amount of interest (including OID) paid on the notes and the amount of tax withheld with respect to those payments. Copies of the information returns reporting those interest payments and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty. Information reporting on IRS Form 1099 may also apply to payments made outside the U.S., and payments on the sale, exchange, retirement or other disposition of a note effected outside the U.S., if payment is made by a payor that is, for U.S. federal income tax purposes,

•	a U.S. person;

•	a controlled foreign corporation;

•	a U.S. branch of a foreign bank or foreign insurance company;

•	a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business; or

•	a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period,

unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

Non-U.S. Holders should consult their tax advisors regarding their qualification and eligibility for exemption from backup withholding, and the application of information reporting requirements, including as impacted by FATCA, in their particular situations.

Possible Alternative Treatments of the Notes and the Trust

Although, as discussed above, it is the opinion of tax counsel to the trust that the notes will be characterized as debt for U.S. federal income tax purposes, the IRS may take a contrary position. If the IRS were to contend successfully that any class notes were not debt for federal income tax purposes, such notes

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might be treated as equity interests in the trust. As a result, even if the depositor or other single person was the sole certificateholder of the trust, the trust would be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership. (Additionally, even if all the notes were treated as debt for federal income tax purposes, but there is more than one person (and all such persons are not treated as the same person for federal income tax purposes) holding a certificate (or interest therein), the trust may be considered to have multiple equity owners and might be classified for federal income tax purposes as an association taxable as a corporation or as a partnership.)

A partnership is generally not subject to an entity level tax for U.S. federal income tax purposes, while an association or corporation is subject to an entity level tax. If the trust were treated as a partnership (which most likely would not be treated as a publicly traded partnership taxable as a corporation) and one or more classes of notes were treated as equity interests in that partnership, each item of income, gain, loss, deduction, and credit generated through the ownership of the receivables by the partnership would be passed through to the partners, including the affected Holders, according to their respective interests therein. Under current law, the income reportable by Holders as partners in such a partnership could differ from the income reportable by the Holders as holders of debt. Generally, such differences are not expected to be material; however, certain Holders may have adverse tax consequences. For example, cash basis Holders might be required to report income when it accrues to the partnership rather than when it is received by the Holders. All U.S. Holders would be taxed on the partnership income regardless of when distributions are made to them. An individual U.S. Holder’s ability to deduct the U.S. Holder’s share of partnership expenses would be subject to the 2% miscellaneous itemized deduction floor. Any income allocated to a Holder that is a tax-exempt entity may constitute unrelated business taxable income because all or a portion of the trust’s taxable income may be considered debt-financed. The receipt of unrelated business taxable income by a tax-exempt holder could give rise to additional tax liability to such tax-exempt holder. Depending on the circumstances, a Non-U.S. Holder might be required to file a United States individual or corporate income tax return, as the case may be, and it is possible that (i) gross income allocated to such person may be subject to 30% withholding tax (i.e., unreduced by any interest deductions or other expenses) unless reduced or eliminated pursuant to an applicable tax treaty or (ii) such person may be subject to tax (and withholding) on its allocable interest at regular U.S. rates and, in the case of a corporation, a 30% branch profits tax rate (unless reduced or eliminated pursuant to an applicable tax treaty).

In addition, on November 2, 2015, new rules were enacted that apply to the audit of partnerships and entities treated as partnerships. These new audit rules are scheduled to become effective for tax beginning in 2018 and apply to both new and existing entities. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. The parties responsible for the tax administration of the issuing entity described herein will have the authority to utilize, and intend to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that the trust’s members, to the fullest extent possible, rather than the trust itself, will be liable for any taxes arising from audit adjustments to the trust’s taxable income if the issuing entity is treated as a partnership. As such, if the IRS makes an adjustment to the trust’s taxable year, it is possible the holders of equity in the trust for the audited taxable year may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year. It is unclear to what extent these elections will be available to the trust and how any such elections may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such elections. Prospective investors are urged to consult with their tax advisors regarding the possible effect of the new rules on them.

If, alternatively, the trust were treated as either an association taxable as a corporation or a publicly traded partnership taxable as a corporation, the trust would be subject to federal income taxes at corporate tax rates on its taxable income generated by ownership of the Receivables. Moreover, distributions by the trust to all or some of the Holders would probably not be deductible in computing the trust’s taxable income and all or part of the distributions to Holders would probably be treated as dividends. Such an entity-level tax could result in reduced distributions to Holders and adversely affect the trust’s ability to make payments

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of principal and interest with respect to the notes. To the extent distributions on such notes were treated as dividends, a non-U.S. Holder would generally be subject to tax (and withholding) on the gross amount of such dividends at a rate of 30% unless reduced or eliminated pursuant to an applicable income tax treaty.

STATE TAX CONSIDERATIONS

The above discussion does not address the tax treatment of any trust, notes, or Holders under any state or local tax laws. The activities to be undertaken by the Servicer in servicing and collecting the Receivables will take place throughout the United States and, therefore, many different state and local tax regimes potentially apply to different portions of these transactions. Additionally, it is possible a state may assert its right to impose tax on the trust with respect to its income related to receivables collected from customers located in such state, and/or require that a Holder treated as an equity-owner (including non-resident Holders) file state income tax returns with the state pertaining to receivables collected from customers located in such state (and may require withholding on related income). Prospective investors are urged to consult with their tax advisors regarding the state and local tax treatment of any trust as well as any state and local tax consequences for them of purchasing, holding and disposing of notes.

The federal and state tax discussions set forth above are included for general information only and may not be applicable depending upon your particular tax situation. It is suggested that prospective investors consult their tax advisor with respect to the tax consequences to them of the purchase, ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

ERISA CONSIDERATIONS

Subject to the following discussion, the notes may be acquired by pension, profit-sharing or other employee benefit plans that are subject to Title I of ERISA, individual retirement accounts, Keogh plans and other plans covered by Section 4975 of the Code and entities deemed to hold the plan assets of the foregoing (each, a “Benefit Plan Investor”). Section 406 of ERISA and Section 4975 of the Code prohibit a Benefit Plan Investor from engaging in certain transactions with persons that are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to such Benefit Plan Investor. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of the Benefit Plan Investor. Title I of ERISA also requires that fiduciaries of a Benefit Plan Investor subject to ERISA make investments that are prudent, diversified, solely in the interests of participants and in accordance with governing documents of the Benefit Plan Investor.

Certain transactions involving the trust might be deemed to constitute prohibited transactions under ERISA and the Code with respect to a Benefit Plan Investor that purchased the notes if assets of the trust were deemed to be assets of a Benefit Plan Investor. Under a regulation issued by the United States Department of Labor, as modified by Section 3(42) of ERISA (the “Regulation”), the assets of the trust would be treated as plan assets of a Benefit Plan Investor for the purposes of ERISA and the Code only if the Benefit Plant Investor acquired an “equity interest” in the trust and none of the exceptions to plan asset treatment contained in the Regulation were applicable. An equity interest is defined under the Regulation as an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is little guidance on the subject, the issuing entity believes that those notes acquired by parties unrelated to the depositor should be treated as indebtedness without substantial equity features for purposes of the Regulation. This determination is based in part upon (i) tax counsel’s opinion that notes held by parties unrelated to the depositor will be classified as debt for federal income tax purposes and (ii) the traditional debt features of such notes, including the reasonable expectation of purchasers of the notes that they will be repaid when due, as well as the absence of conversion rights, warrants and other typical equity features. Based upon the foregoing and other considerations, and subject to the considerations described below, such notes may be acquired by a Benefit Plan Investor.

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However, without regard to whether the notes are treated as an equity interest for purposes of the Regulation, the acquisition or holding of notes by or on behalf of a Benefit Plan Investor could be considered to give rise to a prohibited transaction if the trust or any of its affiliates is or becomes a party in interest or a disqualified person with respect to such Benefit Plan Investor. In such case, certain exemptions from the prohibited transaction rules could be applicable to the purchase and holding of the notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire such note. Included among these exemptions are: Prohibited Transaction Class Exemption (“PTCE”) 90-1, regarding investments by insurance company pooled separate accounts; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 96-23, regarding transactions affected by “in-house asset managers,” and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” In addition to the class exemptions listed above, there is also a statutory exemption that may be available under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for prohibited transactions between a Benefit Plan Investor and a person or entity that is a party in interest to such Benefit Plan Investor solely by reason of providing services to a Benefit Plan Investor (other than a party in interest that is a fiduciary, or its affiliate, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the plan involved in such transaction), provided that there is adequate consideration for the transaction. Even if the conditions described in one or more of these exemptions are met, the scope of relief provided by these exemptions might or might not cover all acts which might be construed as prohibited transactions. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes and prospective purchasers that are Benefit Plan Investors should consult with their advisors regarding the applicability of any such exemption.

The underwriters, the trustees, the depositor, the servicer or their affiliates may be the sponsor of, or investment advisor with respect to, one or more Benefit Plan Investors. Because these parties may receive certain benefits in connection with the sale or holding of notes, the purchase of notes using plan assets over which any of these parties or their affiliates has investment authority might be deemed to be a violation of a provision of Title I of ERISA or Section 4975 of the Code. Accordingly, notes may not be purchased using the assets of any Benefit Plan Investor if any of the underwriters, the trustees, the depositor, the servicer or their affiliates has investment authority for those assets, or is an employer maintaining or contributing to the Benefit Plan Investor, unless an applicable prohibited transaction exemption is available to cover such purchase.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans are not subject to ERISA requirements; however, governmental or non-U.S. plans may be subject to comparable non-U.S., federal, state or local law restrictions (such plans, together with Benefit Plan Investors, are herein referred to as “Plans”).

By acquiring a note, each purchaser will be deemed to represent, warrant and covenant that either (i) it is not acquiring such note with the assets of a Plan, or (ii) the acquisition, holding and disposition of such notes will not give rise to either: (A) a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or (B) a nonexempt violation under any other substantially similar law.

The sale of notes to a Plan is in no respect a representation that this investment meets all relevant legal requirements with respect to investments by Plans generally or by a particular Plan, or that this investment is appropriate for Plans generally or any particular Plan.

Prospective Plan investors should consult with their legal advisors concerning the impact of ERISA and Section 4975 of the Code or any other substantially similar applicable law, the effect of the assets of the issuer being deemed “plan assets” and the applicability of any applicable exemption prior to making an investment in the notes. Each Plan fiduciary should determine whether under the fiduciary standards of investment prudence and diversification, an investment in the notes is appropriate for the Plan, also taking into account the overall investment policy of the Plan and the

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composition of the Plan’s investment portfolio.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

Section 619 of the Dodd-Frank Act (such statutory provision together with such implementing regulations, the “Volcker Rule”) generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds.  The Volcker Rule became effective on July 21, 2012, and final regulations implementing the Volcker Rule were adopted on December 10, 2013 and became effective on April 1, 2014.  Conformance with the Volcker Rule and its implementing regulations is required by July 21, 2015 (subject to the possibility of up to two one-year extensions).  In the interim, banking entities must make good-faith efforts to conform their activities and investments to the Volcker Rule.  Under the Volcker Rule, a “covered fund” includes any issuer that would be an "investment company" but for the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.  Therefore, unless jointly determined otherwise by specified federal regulators, an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than Section 3(c)(1) or Section 3(c)(7) generally will not be a covered fund.

The issuing entity is intended to be structured so as not to constitute a “covered fund” for purposes of the regulations adopted to implement the Volcker Rule and will be relying on an exclusion or exemption under the Investment Company Act contained in Rule 3a-7 under the Investment Company Act.  However, the general effects of the Volcker Rule remain uncertain.  Any prospective investor in the securities, including a U.S. or foreign bank or a subsidiary or other affiliate thereof, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the depositor has agreed to cause the trust to sell to the underwriters named below, and the underwriters have agreed to purchase, the principal amount of notes set forth below:

Underwriters	Class A- 1 Notes	Class A- 2[a] Notes	[Class A-2b Notes]	Class A- 3 Notes	Class A- 4 Notes	[Class B Notes]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]
[_____]	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]

Total	$[___]	$[___]	$[___]	$[___]	$[___]	$[___]

In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the notes if any of the notes are purchased. This obligation of the underwriters is subject to specified conditions precedent set forth in the underwriting agreement.

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The depositor has been advised by the underwriters that it proposes to offer the notes to the public initially at the prices set forth on the cover of this prospectus, and to specified dealers at these prices less the concessions and reallowance discounts set forth below:

Class	Selling Concession	Reallowance Discount
A-1	[__]%	[__]%
A-2[a]	[__]%	[__]%
[A-2b]	[__]%	[__]%
A-3	[__]%	[__]%
A-4	[__]%	[__]%
[B]	[__]%	[__]%

The depositor and AHFC have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof. However, in the opinion of the SEC, certain indemnification provisions for liability arising under the federal securities law are contrary to public policy and therefore unenforceable. In the ordinary course of their respective businesses, the underwriters and their respective affiliates have engaged and may engage in investment banking and/or commercial banking transactions with AHFC and its affiliates.

The notes are new issues of securities with no established trading market. The depositor has been advised by the underwriters that they intend to make a market in the notes of each class as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes, and that market-making may be discontinued at any time without notice at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes of any class.

The trust may, from time to time, invest funds in the accounts in Eligible Investments acquired from the underwriters in the ordinary coverage of business.

The underwriters have advised the depositor that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, specified persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the notes of any class at levels above those that might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of the notes of any class on behalf of the underwriters for the purpose of fixing or maintaining the price of those notes. A “syndicate covering transaction” is the bid for or the purchase of those notes of any class on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A “penalty bid” is an arrangement permitting one of the underwriters to reclaim the selling concession otherwise accruing to another underwriter or syndicate member in connection with this offering if the notes of any class originally sold by the other underwriter or syndicate member are purchased by the reclaiming underwriter in a syndicate covering transaction and has therefore not been effectively placed by the other underwriter or syndicate member.

Stabilizing bids and syndicate covering transactions may have the effect of causing the price of the notes of any class to be higher than it might be in the absence thereof, and the imposition of penalty bids might also have an effect on the price of a note to the extent that it discourages resale of that note. Neither the depositor nor the underwriters makes any representation or prediction as to the direction or magnitude of any of that effect on the prices for the notes. Neither the depositor nor the underwriters makes any representation that the underwriters will engage in any of those transactions or that, once commenced, any of those transactions will not be discontinued without notice.

It is expected that delivery of the notes will be made against payment therefor on or about the Closing Date. Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, generally requires trades in the secondary market to settle in three Business Days, unless the

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parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on a day that is more than three Business Days prior to the actual closing date will be required, by virtue of the fact that the notes initially will settle on or about the Closing Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on a day that is more than three Business Days prior to the actual closing date consult their own advisors.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by such investor’s representative within the period during which there is an obligation to deliver a prospectus, AHFC, the depositor, or the underwriters will promptly deliver, or cause to be delivered, without charge, a paper copy of the prospectus.

United Kingdom

Each underwriter will represent and agree that:

(i)          it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity; and

(ii)         it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter will represent and agree that with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, other than:

(i)          to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(ii)         to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of such underwriter; or

(iii)        in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuing entity or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, (i) the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to

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purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC of the European Parliament (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU of the European Parliament.

The countries comprising the “European Economic Area” are Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom.

Capital Requirements Regulation

Article 122a of the European Union Capital Requirements Directive 2006/48/EC (as amended by Directive 2009/111/EC) (the “CRD”) applied to credit institutions and holding companies of credit institutions incorporated in a Member State of the European Union (an “EEA credit institution”) and to their consolidated group entities, and imposed certain risk retention and ongoing due diligence requirements on these institutions, to the extent they invested in securitized assets. Articles 404 to 410 of the Capital Requirements Regulation (Regulation (EU) No. 575/2013 of June 26, 2013) (the “CRR”) have replaced, with effect from January 1, 2014, Articles 404 to 410 of the CRR amend and have extended the risk retention and diligence requirements of Article 122a of the CRD, including by extending their ambit to investment firms regulated within a Member State of the European Union. In addition, new regulatory technical standards, developed by the European Banking Authority (the “EBA”), will apply to the regulatory capital treatment of securitized assets held by credit institutions and investment firms subject to the CRR. The EBA’s new standards may be different from these of Articles 404 to 410 of the CRR. Although the EBA has published various papers on the regulatory technical standards which contemplate a number of changes as compared to guidelines which were applicable to Article 122a, it is not clear, as at the date of this prospectus, how the final rules will be implemented in each Member State. No assurance can be given that the implementation throughout the European Union of the CRR and related legislation (including through the applicable regulatory technical standards) will not affect the requirements relating to investments in securitized assets applying to relevant investors.

It should also be noted that similar requirements to those set out in Articles 404 to 410 of the CRR have been finalized for alternative investment fund managers which are required to become authorized under the European Union's Alternative Investment Fund Managers Directive (Directive 2011/61/EU) (“AIFMD”). AIFMD has been implemented in the Member States of the European Union pursuant to Section 5 of Regulation (EU) No 231/2013 (the “AIFM Regulation”); Articles 50 to 56 of the AIFM Regulation contain risk retention and diligence requirements applicable to regulated alternative investment fund managers. Similar requirements are expected to be implemented for other types of European Union regulated investors or investment managers (for example, insurance and reinsurance undertakings) in the future.

Articles 404 to 410 of the CRR, Articles 50 to 56 of the AIFM Regulation, and any other changes to the regulation or regulatory treatment of the notes for some or all investors or investment managers subject to regulation in the European Union, may negatively impact the regulatory position of individual investors and, in addition, have a negative impact on the price and liquidity of the notes in the secondary market.

None of the sponsor, the depositor or any of their respective affiliates is obligated to retain a material net economic interest in the securitization described in this prospectus or to provide any additional information that may be required to enable an EU credit institution or investment firm to satisfy the due

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diligence, monitoring and risk retention requirements, as applicable, of Articles 404 to 410 of the CRR and Articles 50 to 56 of the AIFM Regulation, or to enable any other investor or investment manager subject to similar risk retention, diligence or monitoring requirements to satisfy the applicable requirements.

Noteholders should analyze their own regulatory position, and are encouraged to consult with their own investment and legal advisors regarding compliance with Articles 404 to 410 of the CRR, the AIFM Regulation or any other applicable regulatory requirements, and the suitability of the notes for investment.

LEGAL OPINIONS

Certain legal matters relating to the notes and other matters for the depositor, the servicer and the trust will be passed upon by and a legality opinion relating to the securities will be delivered by Mayer Brown LLP, certain legal matters relating to California law for the servicer and relating to Delaware law for the depositor and the trust will be passed upon by Gresham Savage Nolan & Tilden, PC and Richards, Layton & Finger, P.A., respectively, and legal matters relating to federal income tax and California income tax will be passed upon for the trust by Mayer Brown LLP. Morgan, Lewis & Bockius LLP will act as counsel to the underwriters.

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GLOSSARY

“61-Day Delinquent Receivable” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“AAA” is defined under “Description of the Transfer and Servicing Agreements—Dispute Resolution” in this prospectus.

“ABS” is defined under “Weighted Average Life of the Notes” in this prospectus.

“ABS Tables” means the tables captioned “Percentage of Initial Class A Note Principal at Various ABS Percentages” [or “Percentage of Initial Class B Note Principal at Various ABS Percentages”] under “Weighted Average Life of the Notes” in this prospectus.

“Accounts” means the collective reference to the collection account, the note distribution account, the yield supplement account[, the prefunding account][, the payahead account] and the reserve fund.

“Administrative Purchase Payment” means with respect to a Receivable, an amount equal to its unpaid Principal Balance, plus interest thereon at a rate equal to the sum of the interest rate or Pass Through Rate specified in the related sale and servicing agreement and the Servicing Fee Rate to the last day of the collection period relating to that purchase.

“Administrative Receivable” means each Receivable that is required to be purchased from a trust by the servicer due to a breach of the required servicing procedures with respect to that Receivable.

“Advances” means amounts advanced by the servicer, at its option, to the trust for shortfalls in scheduled payments of interest on the Receivables, in an amount equal to the difference between (1) the product of the principal balance of each Receivable as of the first day of the related Collection Period and one-twelfth of its APR, and (2) the amount of interest actually received from the Obligor, if less.

“AHFC” is defined under “The Sponsor, Originator, Servicer and Administrator—General” in this prospectus.

“AHR” is defined under “The Depositor” in this prospectus.

“AIFMD” is defined under “Underwriting—Capital Requirements Regulation” in this prospectus.

“AIFM Regulation” is defined under “Underwriting—Capital Requirements Regulation” in this prospectus.

“APR” is defined under “The Receivables—Characteristics of the Receivables” in this prospectus.

[“asset level data” is defined under “Asset Level Information” in this prospectus.]

“Asset Representations Reviewer Fees and Expenses” is defined under “The Notes—Payments of Interest” in this prospectus.

“Asset Review” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“automobiles” is defined under “The Issuing Entity” in this prospectus.

“Available Amounts” means the sum of the following amounts (without duplication) received or allocated by the servicer on or in respect of the Receivables during the related Collection Period (which shall be calculated in accordance with the simple interest method):

•	all collections on or in respect of the Receivables other than Defaulted Receivables;

•	all Net Liquidation Proceeds;

•	all Advances made by the servicer;

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•	[the amount (if positive) of any payment (including any Swap Termination Payment) to be made by the Swap Counterparty to the trust on such Payment Date, net of any payment (including any Swap Termination Payment) to be made by the trust to the Swap Counterparty on such Payment Date, in each case calculated pursuant to the Swap Agreement;]

•	all Warranty Purchase Payments with respect to Warranty Receivables repurchased by the depositor in respect of that Collection Period;

•	all Administrative Purchase Payments with respect to Administrative Receivables purchased by the servicer in respect of that Collection Period; and

•	any Yield Supplement Withdrawal Amounts.

but excluding the following amounts:

•	amounts received on a particular Receivable (other than a Defaulted Receivable) to the extent that the servicer has previously made an unreimbursed Advance in respect of that Receivable; [;][and]

•	Net Liquidation Proceeds with respect to a particular Receivable to the extent of unreimbursed Advances in respect of that Receivable[.][and]

•	[the amount (if positive) of any payment to be made by the trust to the Swap Counterparty on such Payment Date, net of any payment to be made by the Swap Counterparty to the trust on such Payment Date, in each case calculated pursuant to the Swap Agreement].

“Base Servicing Fee” is defined under “Description of the Transfer and Servicing Agreements—Servicing Compensation” in this prospectus.

“Business Day” means any of a London Business Day, a New York Business Day or a TARGET Business Day, as applicable.

“Calculation Date” means, with respect to any Interest Determination Date, the date on which the applicable Base Rate will be calculated.

[“cap provider” is defined under “[The Cap Provider] [The Swap Counterparty]” in this prospectus.]

[“Cap Rate” means [●]%.]

[“Cap Receipt” is defined under “Interest Rate Cap Agreement” in this prospectus.]

[“Cap Termination Payment” means payments due to the issuing entity by the cap provider under an Interest Rate Cap Agreement, including interest that may accrue thereon, due to a termination of such Interest Rate Cap Agreement due to an “event of default” or “termination event” under such Interest Rate Cap Agreement.]

“Certificate Balance” means , as of any Payment Date, the original certificate balance of the certificates, as reduced by all amounts distributed on or prior to that Payment Date on the certificates and allocable to principal.

“Certificate Pool Factor” is defined under “Pool Factors and Trading Information” in this prospectus.

“Certificateholders’ Distributable Amount” means, with respect to any Payment Date, the sum of the Certificateholders’ Interest Distributable Amount and the Certificateholders’ Principal Distributable Amount for that Payment Date.

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“Certificateholders’ Interest Carryover Shortfall” means, with respect to any Payment Date, the excess, if any, of the sum of the Certificateholders’ Monthly Interest Distributable Amount for the preceding Payment Date plus any outstanding Certificateholders’ Interest Carryover Shortfall on the preceding Payment Date, over the amount of interest that is actually paid on the certificates on the preceding Payment Date, plus, to the extent permitted by applicable law, interest on the Certificateholders’ Interest Carryover Shortfall at the Pass Through Rate for the Interest Period.

“Certificateholders’ Interest Distributable Amount” means with respect to any Payment Date, the sum of the Certificateholders’ Monthly Interest Distributable Amount and the Certificateholders’ Interest Carryover Shortfall for one or more prior Payment Dates.

“Certificateholders’ Monthly Interest Distributable Amount” means, with respect to any Payment Date, interest accrued for the related Interest Period at the Pass Through Rate on the outstanding principal balance of the certificates on the immediately preceding Payment Date, after giving effect to all payments of principal to certificateholders on or prior to that Payment Date (or, in the case of the first Payment Date, on the Initial Certificate Balance).

“Certificateholders’ Monthly Principal Distributable Amount” means, with respect to any Payment Date, the Certificateholders’ Percentage of the Principal Distributable Amount for that Payment Date.

“Certificateholders’ Percentage” means:

•	for each Payment Date until all of the notes have been paid in full, 0%; and

•	thereafter, 100%.

“Certificateholders’ Principal Carryover Shortfall” means, with respect to any Payment Date, the excess of the Certificateholders’ Monthly Principal Distributable Amount plus any outstanding Certificateholders’ Principal Carryover Shortfall for the preceding Payment Date, over the amount in respect of principal that is actually distributed to the certificateholders on that Payment Date.

“Certificateholders’ Principal Distributable Amount” means, with respect to any Payment Date, the sum of the Certificateholders’ Monthly Principal Distributable Amount for that Payment Date, and any outstanding Certificateholders’ Principal Carryover Shortfall as of the close of the immediately preceding Payment Date. The Certificateholders’ Principal Distributable Amount shall not exceed the Certificate Balance.

[“Class A-[_] Interest Amount” means the amount to be paid by the Swap Counterparty to the trust in respect of the class A-[_] notes on any Payment Date, which will be the amount of interest that accrued on a notional amount equal to the outstanding principal balance of the class A-[_] notes as of the preceding Payment Date at the related annualized floating interest rate as set forth on the cover of this prospectus from the preceding Payment Date to such current Payment Date.]

[“Class A-[_] Swap Interest Amount” means the amount to be paid by the trust to the Swap Counterparty in respect of the class A-[_] notes on any Payment Date, which will be the amount deemed to accrue on a notional amount equal to the outstanding principal balance of the class A-[_] notes as of the preceding Payment Date at the Class A-[_] Fixed Rate, calculated on the basis of a 360-day year consisting of twelve 30-day months.]

“Clean-up Call Option” is defined under “Description of the Transfer and Servicing Agreements—Termination; Optional Redemption” in this prospectus.

“Clearstream, Luxembourg” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

“Clearstream, Luxembourg Participants” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

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“Closing Date” is defined under “The Issuing Entity” in this prospectus.

“Collection Period” means the period commencing on the first day of the applicable month (or in the case of the first collection period, the Cutoff Date) and ending on the last day of the applicable month, and with respect to each Payment Date is the month immediately preceding such Payment Date.

[“Controlling Class” means the class A notes (voting together as a single class) as long as any class A notes are outstanding, and thereafter the class B notes as long as any class B notes are outstanding (excluding, in each case, notes held by the servicer or its affiliates).]

“CRD” is defined under “Underwriting—Capital Requirements Regulation” in this prospectus.

“CRR” is defined under “Underwriting—Capital Requirements Regulation” in this prospectus.

“Cutoff Date” is defined under “The Issuing Entity” in this prospectus.

“Dealer” is defined under “The Issuing Entity” in this prospectus.

“Dealer Agreements” is defined under “The Sponsor, Originator, Servicer and Administrator—Origination” in this prospectus.

“Dealer Recourse” means the obligation of the respective Dealer to repurchase those Receivables that do not meet the required representations and warranties made by the such Dealer.

“Defaulted Receivable” means a Receivable (other than an Administrative Receivable or a Warranty Receivable) as to which, (a) all or part of a scheduled payment is 120 days or more past due and the servicer has not repossessed the related Financed Vehicle or (b) the servicer has, in accordance with its customary servicing procedures, determined that eventual payment in full is unlikely and has either repossessed and liquidated the related Financed Vehicle or repossessed and held the related Financed Vehicle and held in its repossession inventory for 90 days, whichever occurs first.

“Delinquency Percentage” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Delinquency Trigger” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Deliquency Trigger Notice Date” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Deposit Date” is defined under “Credit Enhancement—Yield Supplement Account” in this prospectus.

“Depositaries” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

[“Designated LIBOR Page” is defined under “Certain Information Regarding the Securities—Floating Rate Securities” in this prospectus.]

“Determination Date” is defined under “Payments on the Notes” in this prospectus.

“Directing Noteholders” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Discount Receivable” means a Receivable that has an APR which is less than the Required Rate.

“Dodd-Frank Act” is defined under “Certain Legal Aspects of the Receivables— Dodd-Frank Act Orderly Liquidation Authority Provisions” in this prospectus.

“DTC Participants” means entities that participate and are members of the DTC clearing system.

“EBA” is defined under “Underwriting—Capital Requirements Regulation” in this prospectus.

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“EEA credit institution” is defined under “Underwriting—Capital Requirements Regulation” in this prospectus.

“Eligible Institution,” means any federally insured depository institution or trust company organized under the laws of the United States, any state thereof, the District of Columbia or the Commonwealth of Puerto Rico (or any domestic branch of a foreign bank whose deposits are federally insured, provided that the foreign bank meets the requirements of Rule 13k-1(b)(1) under the Exchange Act (17 C.F.R. §240.1k-1(b)(1)) and at all times meets the ratings criteria acceptable to each Rating Agency rating the notes, so as to preclude a downgrade of the notes and/or credit watch of the notes with negative implications.

“Eligible Investments” means the list of permitted investments specified in the sale and servicing agreement and are limited to investments which at all times meet the ratings criteria acceptable to each Rating Agency rating the notes, so as to preclude a downgrade of the notes and/or credit watch of the notes with negative implications. See “Description of the Transfer and Servicing Agreements—Accounts” in this prospectus for a list of Eligible Investments.

“Euroclear” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

“Euroclear Operator” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

“Euroclear Participants” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

“Event of Default” means any of the events of default set forth in the indenture, as more fully set forth and listed under “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

“Excess Payment” is defined under “Description of the Transfer and Servicing Agreements—Collections” in this prospectus.

“FDIC” is defined under “Certain Legal Aspects of the Receivables—Dodd-Frank Act Orderly Liquidation Authority Provisions” in this prospectus.

“FDIC Counsel” is defined under “Certain Legal Aspects of the Receivables—Dodd-Frank Act Orderly Liquidation Authority Provisions” in this prospectus.

“FICO” is defined under “The Sponsor, Originator, Servicer and Administrator—Origination” in this prospectus.

“Final Rule” is defined under “Certain Legal Aspects of the Receivables—Dodd-Frank Act Orderly Liquidation Authority Provisions” in this prospectus.

“Financed Vehicle” means each new or used Honda or Acura automobile that was purchased by the related Obligor and that secures the related Receivable.

[“First Allocation of Principal” means, for any Payment Date, an amount not less than zero equal to the excess, if any, of (a) the note balance of the class A notes as of the preceding Payment Date over (b)[(i)] the sum of the pool balance as of the last day of the related Collection Period [minus the yield supplement overcollateralization amount] [plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related Collection Period]; provided, however, that the First Allocation of Principal will not exceed the note balance of the class A notes; provided, further, that the First Allocation of Principal on and after the final scheduled payment date for any class of class A notes will not be less than the amount that is necessary to reduce the note balance of that class of class A notes to zero.]

“Fixed Rate Securities” means notes or certificates that bear interest at a fixed rate per annum. The class A-[_] notes, class A-[_] notes [,][and] class A-[_] [and class B] notes are Fixed Rate Securities.

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“Floating Rate Securities” means notes or certificates that bear interest at a variable or adjustable rate per annum. The class A-[_] notes [and the class A-2b notes] are Floating Rate Securities.

“FSMA” is defined under “Underwriting—United Kingdom” in this prospectus.

“FTC Rule” is defined under “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

“HDC Rule” is defined under “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

“Index” means the reference to any measure that is related to (1) the exchange rates of one or more currencies; (2) the price or prices of specified commodities; (3) specified stocks, which may be based on U.S. or foreign stocks, on [specify dates]; (4) any Base Rate, or (5) another price, interest rate, exchange rate or other financial index or indices.

“Index Currency” means [specify currency] as the currency for which One-Month LIBOR will be calculated.

“Index Maturity” means the period to maturity of the instrument or obligation with respect to which the applicable Base Rate will be calculated.

“Indirect DTC Participants” means the entities, such as such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant.

“Initial Certificate Balance” is defined under “The Issuing Entity” in this prospectus.

“Initial Pool Balance” means the Pool Balance of the Receivables as of the Cutoff Date, which is equal to approximately $[______].

“Insolvency Event” means any event of insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings indicating an entity’s insolvency, reorganization pursuant to bankruptcy proceedings or inability to pay its obligations.

“Insolvency Laws” is defined under “Certain Legal Aspects of the Receivables—Certain Bankruptcy Considerations” in this prospectus.

“Instituting Noteholders” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Interest Determination Date” means the date on which the applicable interest rate for one or more classes of Floating Rate Securities will be determined for the next succeeding Interest Period.

“Interest Period” means (1) with respect to the class A-[_] notes [and the class A-2b notes], the period from and including the most recent Payment Date on which interest has been paid (or, in the case of the first Payment Date, the Closing Date) to but excluding the next succeeding Payment Date and (2) with respect to the class A-[_], class A-[_] [,][and] class A-[_] [and class B] notes, the period from and including the [_] day of the calendar month (or, in the case of the first Payment Date, the Closing Date) to but excluding the [_] day of the next calendar month.

“Interest Rate” means the interest rate on a class of notes, as specified on the cover of this prospectus.

[“Interest Rate Cap Agreement” is defined under “Interest Rate Cap Agreement” in this prospectus.]

“Interest Reset Date” means each date on which the rate of interest applicable to the related Floating Rate Securities will be reset.

“Investors” is defined under “Description of the Transfer and Servicing Agreements—Noteholder Communication; List of Noteholders” in this prospectus.

“IRS” is defined under “Material U.S. Federal Income Tax Considerations” in this prospectus.

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[“ISDA” means the International Swaps and Derivatives Association, Inc.]

“Liquidated Receivable” means any Receivable that has been the subject of a prepayment in full or otherwise has been paid in full or, in the case of a Defaulted Receivable, a Receivable as to which the servicer has determined that the final amounts in respect thereof have been paid.

[“LIBOR” is defined under “Certain Information Regarding the Securities—Floating Rate Securities” in this prospectus.]

[“LIBOR Business Day” means any day other than a Saturday or Sunday or a day on which banking institutions in the state of New York or in the city of London, England are required or authorized by law to be closed.]

[“LIBOR Determination Date” means approximately 11:00 a.m. London time, two London Business Days prior to the Payment Date immediately preceding such Payment Date (or, in the case of the initial Payment Date, for a period from the Closing Date to but excluding the initial Payment Date, two London Business Days prior to the Closing Date).]

“London Business Day” means a day on which commercial banks are open for business, including dealings in the designated Index Currency in London.

“Net Liquidation Proceeds” means all amounts realized on Defaulted Receivables from whatever sources (including, without limitation, proceeds of any insurance policy), net of expenses incurred by the servicer in accordance with its customary servicing procedures and amounts required by law to be refunded to the related Obligor.

“New York Business Day” means any day other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City.

“non-recoverable Advance” is defined under “Description of the Transfer and Servicing Agreements—Advances” in this prospectus.

“Note Pool Factor” is defined under “Pool Factors and Trading Information” in this prospectus.

“Noteholder Direction” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Noteholders’ Distributable Amount” means with respect to any Payment Date, the sum of the Noteholders’ Interest Distributable Amount for all classes of notes plus the [Noteholders’ Principal Distributable Amount][First Allocation of Principal and Second Allocation of Principal] for that Payment Date.

“Noteholders’ Interest Carryover Shortfall” means, with respect to any Payment Date and any class of notes, the excess, if any, of the sum of the Noteholders’ Monthly Interest Distributable Amount for that class for the preceding Payment Date plus any outstanding Noteholders’ Interest Carryover Shortfall for that class on that preceding Payment Date, over the amount in respect of interest that is actually paid on the notes of that class on that preceding Payment Date, plus, to the extent permitted by applicable law, interest on the Noteholders’ Interest Carryover Shortfall at the related interest rate for the related Interest Period.

“Noteholders’ Interest Distributable Amount” means with respect to any Payment Date, the sum of the Noteholders’ Monthly Interest Distributable Amount for all classes of notes and the Noteholders’ Interest Carryover Shortfall for all classes of notes.

“Noteholders’ Monthly Interest Distributable Amount” means, with respect to any Payment Date and a class of notes, interest accrued for the related Interest Period at the related Interest Rate for that class on the outstanding principal amount of that class on the immediately preceding Payment Date, after giving effect

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to all payments of principal to noteholders of that class on or prior to that Payment Date (or, in the case of the first Payment Date, on the original principal amount of that class).

“Noteholders’ Monthly Principal Distributable Amount” means, with respect to any Payment Date, the Noteholders’ Percentage of the Principal Distributable Amount for that Payment Date.

“Noteholders’ Percentage” means, with respect to any Payment Date:

•	for each Payment Date until the aggregate principal amount of each class of notes has been paid in full, 100%; and

•	thereafter, 0%.

“Noteholders’ Principal Carryover Shortfall” means, with respect to any Payment Date, the excess, if any, of the sum of the Noteholders’ Monthly Principal Distributable Amount plus any outstanding Noteholders’ Principal Carryover Shortfall for the preceding Payment Date, over the amount in respect of principal that is actually paid as principal of the notes on that Payment Date.

“Noteholders’ Principal Distributable Amount” means, with respect to any Payment Date [the sum of [the First Allocation of Principal and the Second Allocation of Principal] [and any class of notes, the sum of:

•	the Noteholders’ Monthly Principal Distributable Amount;

•	any outstanding Noteholders’ Principal Carryover Shortfall of that class as of the close of the immediately preceding Payment Date; and

•	on the final scheduled payment date for that class of notes, the amount necessary to reduce the outstanding principal amount of that class of notes to zero; provided, however, that the Noteholders’ Principal Distributable Amount with respect to a class of notes shall not exceed the outstanding principal amount of that class].

“Obligor” is defined under “The Issuing Entity” in this prospectus.

“OLA” is defined under “Certain Legal Aspects of the Receivables— Dodd-Frank Act Orderly Liquidation Authority Provisions” in this prospectus.

[“One-Month LIBOR” means the rate per annum of deposits in United States dollars having a one-month maturity that appears on Reuters Screen LIBOR01 Page as of the LIBOR Determination Date. In the event that no rate for one-month dollar deposits appears on Reuters Screen LIBOR01 Page on the applicable LIBOR Determination Date, the One-Month LIBOR shall be the arithmetic mean (rounded upwards to the nearest one-sixteenth of 1%) of the rates at which one-month dollar deposits are offered to the prime banks in the London interbank market by four major banks in that market selected by the indenture trustee as of the LIBOR Determination Date and time specified above. If fewer than two quotations are provided by such banks, then One-Month LIBOR shall be the arithmetic mean (rounded upwards as above) of the rates at which one-month loans in United States dollars are offered to leading European banks by three major banks in New York City selected by the indenture trustee as of 11:00 a.m. New York City time on the applicable LIBOR Determination Date. If no such quotation can be obtained, One-Month LIBOR for such Payment Date will be One-Month LIBOR for the prior Payment Date.]

“Pass Through Rate” means, for the certificates and each Payment Date, [0.00]% per annum.

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“Payment Date” means the day of each month on which payments are made on the notes, which is the [_] day of each month or if the [_] day of the month is not a Business Day, payments on the notes will be made on the next Business Day. The first Payment Date will occur on [_____].

“Pool Asset Representations” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Pool Balance” means, as of any date of measurement, the aggregate principal balance of the Receivables.

“Potential Event of Default” is defined under “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

“Principal Balance” means, with respect to any Receivable as of any date, equals the original principal balance of such Receivable minus the sum of (1) that portion of all Scheduled Payments actually received on or prior to that date allocable to principal, (2) any Warranty Purchase Payment or Administrative Purchase Payment with respect to the Receivable allocable to principal (to the extent not included in clause (1) above and (3) any Prepayments or other payments applied to reduce the unpaid principal balance of the Receivable (to the extent not included in clauses (1) and (2) above).

[“Principal Distributable Amount” means, with respect to any Payment Date and the related Collection Period, the sum of the following amounts:

•	the principal portion of all scheduled payments actually received during the related Collection Period,

•	the principal portion of all Prepayments received for the related Collection Period (to the extent such amounts are not included in the first bullet point above),

•	the Principal Balance of each Receivable that the servicer became obligated to purchase or the depositor became obligated to repurchase (to the extent those amounts are not included in the two bullet points above), and

•	the Principal Balance of each Receivable that became a Defaulted Receivable during that Collection Period (to the extent those amounts are not included in the three bullet points above).]

“Rating Agencies” means the nationally recognized statistical rating organizations hired by the sponsor to rate the notes.

“Rating Agency Condition” means, with respect to any action, that each Rating Agency shall have been given ten Business Days (or such shorter period as is practicable or acceptable to each Rating Agency) prior notice thereof and within ten Business Days of each Rating Agency’s receipt of such notice (or such shorter period as is practicable or acceptable to each Rating Agency) such Rating Agency shall not have notified the depositor, the servicer, the indenture trustee[, the Delaware trustee] and the owner trustee in writing that such action will result in a qualification, reduction or withdrawal of the then current rating of the notes.

“Receivables” means the pool of retail installment sale contracts regarding the Financed Vehicles, between the respective Dealer and the related Obligor.

“record date” means, (i) if the notes are in book-entry form, the day immediately preceding the Payment Date and (ii) if the notes are in definitive form, the last day of the month preceding the Payment Date.

“Redemption Price” means the aggregate unpaid principal amount of the outstanding notes and certificates on the date of such optional purchase or auction, as applicable, plus accrued and unpaid interest on the notes and certificates, as defined under “Description of the Transfer and Servicing Agreements—Termination; Optional Redemption” in this prospectus.

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“Regulation AB” is defined under “Description of the Transfer and Servicing Agreements—Evidence as to Compliance” in this prospectus.

“Relevant Implementation Date” is defined under “Underwriting—European Economic Area” in this prospectus.

“Relevant Member State” is defined under “Underwriting—European Economic Area” in this prospectus.

“Relief Act” is defined under “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

“Required Rate” means, with respect to any class of Securities, the sum of the related Pass Through Rate or related Interest Rate plus the Servicing Fee Rate, which is equal to [_]%.

“Required Yield Supplement Amount” means $[_____].

“Reserve Fund Initial Deposit” is defined under “Credit Enhancement—Reserve Fund” in this prospectus.

“Review Conditions” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Review Expenses” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Review Satisfaction Date” is defined under “Description of the Transfer and Servicing Agreements—Asset Representations Review” in this prospectus.

“Scheduled Payment” is defined under “The Receivables—Characteristics of the Receivables” in this prospectus.

[“Second Allocation of Principal” means, for any Payment Date an amount not less than zero equal to the excess, if any, of (a) the note balance of the notes minus the First Allocation of Principal for the specified Payment Date over (b)[(i)] the pool balance as of the last day of the related Collection Period minus the yield supplement overcollateralization amount [plus (ii) amounts, if any, on deposit in the pre-funding account as of the last day of the related Collection Period]; provided, however, that the Second Allocation of Principal on and after the final scheduled payment date for any class of notes will not be less than the amount that is necessary to reduce the note balance of that class to zero (after the application of the First Allocation of Principal).]

“Servicer Default” is defined is defined under “Description of the Transfer and Servicing Agreements—Servicer Default” in this prospectus.

“Servicing Fee” means, with respect to each Collection Period, the Servicing Rate multiplied by the Pool Balance as of the first day of the related Collection Period or, in the case of the first Payment Date, the Pool Balance as of the Cutoff Date.

“Servicing Rate” means one-twelfth of [1.00]%.

“simple interest method” is defined under “The Receivables—Characteristics of the Receivables” in this prospectus.

“Specified Reserve Fund Balance” means, with respect to any Payment Date, an amount equal to [_]% of the Initial Pool Balance.

“Spread” means is the number of basis points to be added to or subtracted from the related Base Rate applicable to the applicable Floating Rate Securities.

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“Spread Multiplier” means the percentage of the related Base Rate applicable to one or more classes of Floating Rate Securities by which that Base Rate will be multiplied to determine the applicable interest rate on those classes of Floating Rate Securities.

[“Strip Certificates” means any class of certificates entitled either to (1) payments in respect of principal with disproportionate, nominal or no interest payments, or (2) interest payments with disproportionate, nominal or no principal payments.]

[“Strip Notes” means any class of notes that are entitled to [principal payments with [disproportionate][nominal][no interest payments]][interest payments with [disproportionate][nominal][no principal payments].]

“Subject Receivables” means, for any asset review, all Receivables which are 61-Day Delinquent Receivables as of the first date on which the Review Conditions are satisfied; provided that any Receivable which becomes a repurchased Receivable after such date will no longer be a Subject Receivable.

[“Subordinate Swap Termination Payment” means any Swap Termination Payment resulting from a Swap Termination where the Swap Counterparty is the Defaulting Party or sole Affected Party (as defined in the Swap Agreement) other than Swap Terminations arising from a Tax Event or Illegality (each as defined in the Swap Agreement).]

“Supplemental Servicing Fee” means the late fees, prepayment charges and other administrative fees or similar charges allowed by applicable law with respect to the related Receivables and any interest earned during a collection period from the investment of monies in the collection account that the servicer is permitted to retain as additional servicing compensation.

[“Swap Agreement” means the 1992 Master Agreement between the trust and the Swap Counterparty, as modified to reflect the transactions described in this prospectus.]

[“Swap Counterparty” is defined under “[The Cap Provider] [The Swap Counterparty]” in this prospectus.]

[“Swap Event of Default” is defined under “Swap Agreement—Defaults Under Swap Agreement” in this prospectus.]

[“Swap Termination” means the occurrence of an “Early Termination Date” under the Swap Agreement, as defined in the Swap Agreement.]

[“Swap Termination Event” is defined under “Swap Agreement—Swap Termination Events” in this prospectus.]

[“Swap Termination Payment” means, the termination payment that the trust or the Swap Counterparty may be liable to make to the other upon the occurrence of a Swap Termination, in some cases regardless of which of such parties may have caused such termination.]

“TARGET Business Day” means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) System is open.

“Terms and Conditions” is defined under “Certain Information Regarding the Securities—Book-Entry Registration” in this prospectus.

“TIA” is defined under “The Notes—The Indenture—Events of Default; Rights Upon Event of Default” in this prospectus.

“Transfer and Servicing Agreements” means, with respect to any trust, the collective reference to the indenture, the sale and servicing agreement, the purchase agreement, the administration agreement and the trust agreement.

“Trust Fees and Expenses” is defined under “The Notes—Payments of Interest” in this prospectus.

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“trustees” is defined under “The Owner Trustee[, the Delaware Trustee] and the Indenture Trustee” in this prospectus.

“UCC” is defined under “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables; Representations and Warranties” in this prospectus.

“Warranty Purchase Payment” means with respect to a Receivable, an amount equal to its unpaid Principal Balance, plus interest thereon at a rate equal to the APR to the last day of the collection period relating to the repurchase.

“Warranty Receivable” means each Receivable that is required to be repurchased from the trust due to a breach of a representation or warranty regarding such Receivable.

“weighted average life” is defined under “Weighted Average Life of the Notes” in this prospectus.

“Yield Supplement Account Deposit” is defined under “Credit Enhancement—Yield Supplement Account” in this prospectus.

“Yield Supplement Amount” means the aggregate amount by which one month’s interest on the principal balance, as of the first day of the related Collection Period, of each Discount Receivable (other than a Discount Receivable that is a Defaulted Receivable) at a rate equal to the Required Rate, exceeds one month’s interest on such principal balance at the APR of each such Receivable.

“Yield Supplement Withdrawal Amount” means the lesser of (1) the amount on deposit in the yield supplement account and (2) the sum of (A) the Yield Supplement Amount, and (B) after giving effect to the withdrawal of the Yield Supplement Amount, the amount by which the amount on deposit in the yield supplement account exceeds the maximum amount required to be on deposit therein on the immediately succeeding Payment Date.

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ANNEX A

GLOBAL CLEARANCE, SETTLEMENT AND
TAX DOCUMENTATION PROCEDURES

Except in limited circumstances, the globally offered [class A] notes (the “Global Securities”) will be available only in book-entry form. Investors in the Global Securities may hold the Global Securities through any of The Depository Trust Company (“DTC”) or, upon request, through Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or the Euroclear System (“Euroclear”). The Global Securities will be tradable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., seven calendar day settlement).

Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations and prior asset-backed securities issues.

Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC Participants holding securities will be effected on a delivery-against-payment basis through the respective depositaries of Clearstream, Luxembourg and Euroclear, in this capacity, and as DTC Participants.

Non-U.S. holders, as described below, of Global Securities will be subject to U.S. withholding taxes unless those holders meet particular requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors’ interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect Participants in DTC. As a result, Clearstream, Luxembourg and Euroclear will hold positions on behalf of their participants through their respective depositaries, which in turn will hold the positions in accounts as DTC Participants.

Investors electing to hold their Global Securities through DTC will follow the settlement practices of prior asset-backed securities issues. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date.

Investors electing to hold their Global Securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no “lock-up” or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser’s and depositor’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants. Secondary market trading between DTC Participants will be settled using the procedures applicable to prior asset-backed securities issues in same-day funds.

Trading between Clearstream, Luxembourg and/or Euroclear Participants. Secondary market trading between Clearstream, Luxembourg Participants or Euroclear Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

A-1

Trading between DTC Depositor and Clearstream, Luxembourg or Euroclear Participants. When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream, Luxembourg Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. Clearstream, Luxembourg or Euroclear will instruct the respective Depositary, as the case may be, to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of a 360-day year of twelve 30-day months or a 360-day year and the actual number of days in the accrual period, as applicable. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the respective Depositary of the DTC Participant’s account against delivery of the Global Securities. After settlement has been completed, the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account. The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date, which would be the preceding day when settlement occurred in New York. If settlement is not completed on the intended value date, i.e., the trade fails, the Clearstream, Luxembourg or Euroclear cash debt will be valued instead as of the actual settlement date.

Clearstream, Luxembourg Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, Clearstream, Luxembourg Participants or Euroclear Participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream, Luxembourg Participants or Euroclear Participants purchasing Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the Global Securities were credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of the overdraft charges, although this result will depend on each Clearstream, Luxembourg Participant’s or Euroclear Participant’s particular cost of funds.

Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Securities to the respective European Depositary for the benefit of Clearstream, Luxembourg Participants or Euroclear Participants. The sale proceeds will be available to the DTC depositor on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading between Clearstream, Luxembourg or Euroclear Depositor and DTC Purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective Depositary, to a DTC Participant. The depositor will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. In these cases, Clearstream, Luxembourg or Euroclear will instruct the Relevant Depositary, as appropriate, to deliver the Global Securities to the DTC Participant’s account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of a 360-day year of twelve 30-day months or a 360-day year and the actual number of days in the accrual period, as applicable. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Clearstream, Luxembourg Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream,

A-2

Luxembourg Participant’s or Euroclear Participant’s account would be back-valued to the value date, which would be the preceding day, when settlement occurred in New York. Should the Clearstream, Luxembourg Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date, i.e., the trade fails, receipt of the cash proceeds in the Clearstream, Luxembourg Participant’s or Euroclear Participant’s account would instead be valued as of the actual settlement date.

Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream, Luxembourg Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(1) borrowing through Clearstream, Luxembourg or Euroclear for one day, until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts, in accordance with the clearing system’s customary procedures;

(2) borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

(3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream, Luxembourg Participant or Euroclear Participant.

Certain U.S. Federal Income Tax Documentation Requirements

A beneficial owner of Global Securities holding securities through Clearstream, Luxembourg or Euroclear, or through DTC if the holder has an address outside the U.S., will be subject to the 30% U.S. withholding tax that generally applies to payments of interest, including original issue discount, on registered debt issued by U.S. Persons, unless:

(1) each clearing system, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business in the chain of intermediaries between the beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements and

(2) the beneficial owner takes one of the steps described below to obtain an exemption or reduced tax rate.

This summary does not deal with all aspects of U.S. federal income tax withholding that may be relevant to foreign holders of the Global Securities as well as the application of the withholding regulations. You should consult with your own tax advisors for specific advice regarding your holding and disposing of the Global Securities.

Exemption for Non-U.S. Persons—Form W-8BEN or W-8BEN-E. A beneficial owner of Global Securities that is a Non-U.S. Person whose income is not effectively connected with the conduct of a trade or business within the United States by the Beneficial Owner (other than an intermediary, withholding partnership or withholding trust), as defined below, can obtain a complete exemption from the withholding tax by providing a signed Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)), or W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)) (or, in the case of government entity, a form W-8EXP). Generally, a W-8BEN or W-8BEN-E is valid for a period beginning on the date that the form is signed and ending on the last day of the third succeeding calendar year absent a change in information. A Form W-8BEN or W-8BEN-E, however, is valid under certain circumstances indefinitely until a change in circumstances renders any information on the form incorrect. If the information shown on form W-8BEN or W-8BEN-E changes, a new Form W-8BEN or W-8BEN-E must be filed within 30 days of the change.

Exemption for Non-U.S. Persons with effectively connected income—Form W-8ECI. A Non-U.S. Person (other than an intermediary, withholding partnership or withholding trust) may claim an exemption from U.S.

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withholding on income effectively connected with the conduct of a trade or business in the United States by providing Form W-8ECI (Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States). The Form W-8ECI is valid for a period beginning on the date that the form is signed and ending on the last day of the third succeeding calendar year, absent a change in information. If the information shown on Form W-8ECI changes, a new Form W-8ECI must be filed within 30 days of the change.

Exemption or reduced rate for Non-U.S. Persons resident in treaty countries—Form W-8BEN or W-8BEN-E. A Non-U.S. Person (other than an intermediary, withholding partnership or withholding trust) may generally claim treaty benefits by providing Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)) or Form W-8BEN-E (Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)). Generally, a Form W-8BEN or W-8BEN-E is valid for a period beginning on the date that the form is signed and ending on the last day of the third succeeding calendar year, absent a change in information. A Form W-8BEN or W-8BEN-E, however, is valid under certain circumstances indefinitely until a change in circumstances renders any information on the form incorrect. If the information shown on form W-8BEN or W-8BEN-E changes, a new Form W-8BEN or W-8BEN-E must be filed within 30 days of the change.

Exemption for U.S. Persons—Form W-9. U.S. Persons can obtain a complete exemption from the withholding tax by filing Form W-9, Payer’s Request for Taxpayer Identification Number and Certification.

A “U.S. Person” is:

(1) a citizen or resident of the United States;

(2) a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purpose) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

(3) an estate that is subject to U.S. federal income tax regardless of the source of its income; or

(4) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more United States persons have authority to control all substantial decisions of the trust or (b) such trust was in existence on August 20, 1996 and is eligible to elect, and has made a valid election, to be treated as a U.S. Person despite not meeting the requirements of clause (a).

A “Non-U.S. Person” is any person who is not a U.S. Person.

There may ultimately be additional certification requirements imposed to avoid withholding under the Foreign Account Tax Compliance Act provisions. See “Material U.S. Federal Income Tax Considerations─FATCA Withholding” in this prospectus.

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HONDA AUTO RECEIVABLES 20[_]-[_] OWNER TRUST
Issuing Entity

$[______]

Asset Backed Notes, Series 20[_]-[_],

$[______] Class A-1 Notes

$[______] Class A-2[a] Notes

[$[______] Class A-2b Notes]

$[______] Class A-3 Notes

$[______] Class A-4 Notes

[$[______] Class B Notes]

AMERICAN HONDA RECEIVABLES LLC

Depositor

AMERICAN HONDA FINANCE CORPORATION

Sponsor, Originator, Servicer and Administrator

PROSPECTUS

Joint Bookrunners

[____]

[____]

[____]

Co-Managers

[____]

[____]

[____]

[____]

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the depositor or the underwriters. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstance create an implication that there has been no change in the affairs of the depositor or the receivables since the date thereof. This prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

Until [____] (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12. Other Expenses of Issuance and Distribution.

An estimate of the various expenses in connection with the offering of the notes being registered hereby will be included in the applicable prospectus.

Item 13. Indemnification of Directors and Officers.

American Honda Receivables LLC

Section 18-108 of the Limited Liability Company Act of Delaware empowers a limited liability company, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The Limited Liability Company Agreement (“LLC Agreement”) of the Registrant provides that the Registrant shall defend, indemnify and save harmless each of its members from and against all claims, losses, damages, costs, expense, demands, liabilities, obligations, liens, encumbrances, rights of action or attorneys’ fees sustained by reason of any act performed, or omitted to be performed, in good faith and without gross negligence or willful misconduct, within the scope of its authority expressly conferred by the LLC Agreement, to the fullest extent permitted by applicable law in effect on the date of the LLC Agreement and to such greater extent as applicable law may thereafter from time to time permit. Such indemnity shall not be construed to limit or diminish the coverage of each member under any insurance obtained by the Registrant and payment shall not be a condition precedent to any indemnification provided in the LLC Agreement.

Reference is also made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto among the Registrant, American Honda Finance Corporation and the underwriters named therein, (see Exhibit 1.1), which provides for indemnification by and of the Registrant in certain circumstances.

Item 14. Exhibits.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15. Undertakings.

The undersigned registrant hereby undertakes:

(a) As to Rule 415:

(1)         To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(iii)        To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that the undertakings set forth in clauses (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided further, however, clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)         That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)         That, for the purpose of determining any liability under the Securities Act to any purchaser:

(i)          If the registrant is relying on Rule 430D:

(A)         each prospectus filed by the undersigned registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B)         Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5),or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bonfire offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5)         That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

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(ii)         any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)         If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) As to Documents Subsequently Filed that are Incorporated By Reference:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to Indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 13 above, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Filings in Reliance on Rule 430(A).

The undersigned registrant hereby undertakes that:

(1)         For purposes of determining any liability under the Securities Act, the information omitted from any form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)         For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to Qualification of Trust Indentures Under the Trust Indenture Act of 1939 for Delayed Offerings

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the indenture trustee to act under subsection (a) of Section 310 of the Trust Indenture Act, in

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accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

(f) As to Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, American Honda Receivables LLC, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 3 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, State of California, on January 8, 2016.

AMERICAN HONDA RECEIVABLES LLC,
a Delaware Limited Liability Company (Registrant)

By:	/s/ Hideo Moroe
Name: Hideo Moroe
Title: President

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POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

*	Manager, President and Chief Executive Officer (Principal Executive Officer) of the Registrant	January 8, 2016
Hideo Moroe

/s/ Jan Zimmerman	Manager and Secretary of the Registrant	January 8, 2016
Jan Zimmerman

*	Manager, Treasurer and Vice President (Principal Financial Officer and Principal Accounting Officer) of the Registrant	January 8, 2016
Paul C. Honda

*By:	/s/ Jan Zimmerman
Name:	Jan Zimmerman
Title:	Manager and Secretary of the Registrant

*   The undersigned, by signing his name hereto, does hereby sign this Amendment No. 3 to the registration statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

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EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement**
3.1	Certificate of Formation of the Depositor*
3.2	Limited Liability Company Agreement of the Depositor*
4.1	Form of Indenture (including forms of Notes)**
5.1	Opinion of Mayer Brown LLP with respect to legality**
8.1	Opinion of Mayer Brown LLP with respect to United States federal income tax matters**
10.1	Form of Receivables Purchase Agreement
10.2	Form of Sale and Servicing Agreement**
10.3	Form of Administration Agreement **
10.4	Form of ISDA Master Agreement**
10.5	Form of Amended and Restated Trust Agreement**
10.6	Form of Asset Representations Review Agreement**
23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)**
24.1	Powers of Attorney**
24.2	Certified Copy of Resolutions authorizing Powers of Attorney**
25.1	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1
25.2	Statement of Eligibility and Qualification of the Indenture Trustee on Form T-1
36.1	Form of Depositor Certification for Shelf Offerings of Asset-Backed Securities**
102.1	Asset Data File***
103.1	Asset Related Documents***
106.1	Static Pool PDF***

* Incorporated by reference to Amendment No. 1 to Registration Statement on Form S-3 (Reg. No. 333-173202), filed with the SEC by the Depositor on April 25, 2011.

** Previously filed.

*** To be filed by amendment to the extent required by applicable law or regulation.